Client:	Olympus Pacific Minerals
Document:	43-101 Technical Report - Bau Project

“TECHNICAL REPORT

ON

BAU PROJECT

IN

BAU, SARAWAK, EAST MALAYSIA”

FOR

Murray R. Stevens

B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Stevens and Associates

&

Graeme W. Fulton

B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM

Terra Mining Consultants Ltd.

Bau NI43-101 Report - August 2010.doc	Page 1 of 265

Client:	Olympus Pacific Minerals
Document:	43-101 Technical Report - Bau Project

TABLE OF CONTENTS

1.0	EXECUTIVE SUMMARY	16
2.0	INTRODUCTION AND SCOPE	20
2.1	Introduction	20
2.2	Terms Of Reference	20
2.3	Sources of Information & Data	21
2.4	Site Inspection	21
2.5	Units & Currency	22
2.6	Disclaimers	22
3.0	PROPERTY DESCRIPTION AND LOCATION	23
3.1	Location	23
3.2	Property Description	23
3.3	Joint Venture with Gladioli Enterprises Sdn Bhd	28
3.4	Mineral Tenure Regime in Malaysia	28
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY	31
4.1	Access	31
4.2	Physiography	31
4.3	Climate	31
4.4	Local Resources & Infrastructure	31
5.0	HISTORY	33
5.1	General	33
6.0	GEOLOGICAL SETTING	36
6.1	Bau Project Geology & Structure	36
6.1.1	Stratigraphy	36
6.1.2	Tertiary-Aged Intrusives	37
6.1.3	Structural Settings	38
6.2	Regional Geology & Structure	42
7.0	DEPOSIT TYPES	44
8.0	MINERALIZATION	47
8.1	General	47
8.2	Deposit/Prospect Mineralisation	47
8.2.1	Sirenggok	47
8.2.2	Jugan	49
8.2.3	Pejiru Sector	50
8.2.3.1	Pejiru-Bogag & Pejiru Extension	50
8.2.3.2	Boring	51
8.2.3.3	Kapor	52
8.2.4	Taiton Sector	52
8.2.4.1	Tabai-Rumoh	52
8.2.4.2	Taiton A	52
8.2.4.3	Bungaat	53
8.2.4.4	Saburan	53
8.2.4.5	Taiton B	53
8.2.4.6	Umbut	54
8.2.5	Taiton Sector	54
8.2.5.1	Gunong Krian	55
8.2.5.2	Bukit Young Pit	55

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Document:	43-101 Technical Report - Bau Project

8.2.5.3	Karang Bila	55
8.2.5.4	Tai Parit	55
8.2.5.5	Bekajang	56
8.2.6	Say Seng Sector	56
8.2.6.1	Say Seng	56
8.2.6.2	Bukit Sarin	56
8.2.7	Juala Sector	56
8.2.7.1	Juala West	56
8.2.7.2	Arong Bakit	57
9.0	EXPLORATION	58
9.1	General	58
9.2	Project Exploration Review	58
9.2.1	Sirenggok	58
9.2.2	Jugan	58
9.2.3	Pejiru Sector	59
9.2.4	Taiton Sector	59
9.2.4.1	Tabai-Rumoh	60
9.2.4.2	Taiton A	61
9.2.4.3	Saburan	62
9.2.4.4	Taiton B	62
9.2.4.5	Umbut	63
9.2.5	Bekajang-Krian Sector	64
9.2.5.1	Gunang Krian	64
9.2.5.2	Bukit Young Pit	64
9.2.5.3	Karang Bila	65
9.2.5.4	Tai Parit	66
9.2.5.5	Bekajang	66
9.2.6	Tailings	67
9.2.6.1	Tailings Dam	67
9.2.6.2	Other Tailings	68
9.2.7	Say Seng	68
9.2.8	Paku	70
9.2.9	Bukit Sarin	70
9.2.10	Juala	71
9.2.10.1	Juala West	71
9.2.10.2	Arong Bakit	72
9.2.11	Bau Other	73
9.2.11.1	Jebong	73
9.2.11.2	Skiat	73
9.2.11.3	Jambusan	74
9.2.11.4	Ropih	74
9.2.11.5	Sebaang	75
9.2.11.6	Bau Lama	75
9.2.11.7	Buroi	75
9.2.11.8	Batu Sepit	75
9.2.11.9	Traan	76
9.2.11.10	Sebwad	76
9.2.11.11	Seromah	76
9.3	Planned Exploration Programs	77
10.0	DRILLING	78
10.1	General	78
10.2	Historic Drilling Prior to 2007	78
10.3	Drilling by North Borneo Gold, 2007-2008	79
11.0	SAMPLING METHOD AND APPROACH	81

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11.1	Prior to North Borneo Gold	81
11.1.1	General	81
11.1.2	Surface and Underground Sampling	81
11.1.3	Historic Drill Core	81
11.1.4	Reverse Circulation Drilling	81
11.2	North Borneo Gold (NBG)	82
11.2.1	Surface and Underground Sampling	82
11.2.2	Drill Core Handling & Logging Protocol	82
12.0	SAMPLE PREPARATION, ASSAYING & SECURITY	84
12.1	General	84
12.2	Prior to 2007	84
12.3	North Borneo Gold since 2007	86
12.4	Quality Assurance and Quality Control	88
13.0	DATA VERIFICATION	93
13.1	General	93
13.2	Survey Control	93
13.3	Drillhole & Sample Location	94
13.4	Geological Logging	94
13.5	Sample Data Verification	95
13.6	Database Validation	95
14.0	ADJACENT PROPERTIES	100
15.0	MINERAL PROCESSING & METALLURGICAL TESTING	101
15.1	Introduction	101
15.2	Metallurgical Testwork	101
15.2.1	Historical Metallurgical Testwork	101
15.2.1.1	Gravity Concentration of Bau Ore Samples	102
15.2.1.2	Recovery of Gold from Bau Drill Core Samples	102
15.2.1.3	Flotation of Jugan Hill Core Samples	103
15.2.1.4	Bulk Sulphide Flotation Testwork Conducted Upon Ore from the Bau Gold Deposit	103
15.2.1.5	Metallurgical Testwork Conducted Upon Pejiru Composite from Bau Gold Deposit	104
15.2.1.6	Metallurgical Testwork Conducted Upon Jugan Composite from Bau Gold Deposit	104
15.2.2	Summary of Historical Metallurgical Testwork	105
15.2.2.1	Chemical Composition of Jugan and Pejiru Ore Samples Tested	105
15.2.2.2	Mineralogical Composition of Jugan and Pejiru Ore Samples Tested	108
15.2.2.3	Comminution Data on Jugan and Pejiru Ore Samples Tested	108
15.2.2.4	Direct Cyanidation of Jugan and Pejiru Ore Samples	109
15.2.2.5	Flotation of Jugan and Pejiru Ore Samples	109
15.2.3	Historical Metallurgical Testwork Conclusions and Recommendations	111
15.2.3.1	Mineralogy	111
15.2.3.2	Comminution	111
15.2.3.3	Gravity Concentration	111
15.2.3.4	Direct Cyanidation	111
15.2.3.5	Flotation	111
15.2.3.6	Oxidation	112
15.2.4	Future Metallurgical Testwork	112
16.0	MINERAL RESOURCE & MINERAL RESERVE ESTIMATES	114
16.1	Introduction	114
16.2	Jugan	118
16.2.1	General	118
16.2.2	Data Review & Validation	119
16.2.3	Ore Zone Definition	119

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16.2.4	Statistical Analysis of Data	120
16.2.5	Semi-Variogram Analysis	123
16.2.6	Previous Resource Estimates	125
16.2.7	Modelling & Resource Estimate Parameters	126
16.2.8	Resource & Comparative Estimates	127
16.3	Pejiru Sector	129
16.3.1	General	129
16.3.2	Data Review & Validation	130
16.3.3	Ore Zone Definition	131
16.3.4	Statistical Analysis of Data	131
16.3.5	Semi-Variogram Analysis	142
16.3.6	Previous Resource Estimates	148
16.3.7	Modelling & Resource Estimate Parameters	149
16.3.8	Resource & Comparative Estimates	151
16.4	Sirenggok	158
16.4.1	General	158
16.4.2	Data Review & Validation	159
16.4.3	Ore Zone Definition	160
16.4.4	Statistical Analysis of Data	160
16.4.5	Semi-Variogram Analysis	164
16.4.6	Previous Resource Estimates	166
16.4.7	Modelling & Resource Estimate Parameters	166
16.4.8	Resource & Comparative Estimates	167
16.5	Taiton Sector	169
16.5.1	General	169
16.5.2	Data Review & Validation	170
16.5.3	Ore Zone Definition	171
16.5.4	Statistical Analysis of Data	171
16.5.5	Semi-Variogram Analysis	185
16.5.6	Previous Resource Estimates	194
16.5.7	Modelling & Resource Estimate Parameters	194
16.5.8	Resource & Comparative Estimates	197
16.6	Bekajang-Krian Sector	206
16.6.1	General	206
16.6.2	Data Review & Validation	207
16.6.3	Ore Zone Definition	207
16.6.4	Statistical Analysis of Data	208
16.6.5	Semi-Variogram Analysis	222
16.6.6	Previous Resource Estimates	230
16.6.7	Modelling & Resource Estimate Parameters	230
16.6.8	Resource & Comparative Estimates	232
16.7	Tailings	241
16.7.1	General	241
16.7.2	Data Review & Validation	242
16.7.3	Ore Zone Definition	242
16.7.4	Statistical Analysis of Data	242
16.7.5	Semi-Variogram Analysis	245
16.7.6	Previous Resource Estimates	245
16.7.7	Modelling & Resource Estimate Parameters	246
16.7.8	Resource & Comparative Estimates	247
17.0	OTHER RELEVANT DATA & INFORMATION	250
18.0	INTERPRETATION AND CONCLUSIONS	251
18.1	Mineral Resources & Mineable Resource	251

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18.2	Exploration	252
18.3	Exploration & Development Potential	252
19.0	RECOMMENDATIONS	254
19.1	Feasibility	254
19.2	Exploration	254
19.3	Quality Assurance, Quality Control	254
20.0	REFERENCES	255
21.0	CERTIFICATES OF THE AUTHORS	259
22.0	CONSENTS OF QUALIFIED PERSONS	263
Murray Ronald Stevens		263
Graeme Whitelaw Fulton		264
23.0	SIGNATURES	265

LIST OF FIGURES

Figure 1 - Property Location Plan	23
Figure 2 - Tenement Location Map Bau Showing Mining Leases, Mining Certificates and EPL and GPL Applications Subject to Joint Venture	27
Figure 3 - Generalised Geology of the Bau Goldfield	36
Figure 4 - Filtered Aero-Magnetic Plot (analytic signal derivative) over the Bau Goldfield	38
Figure 5 - Strike-Slip Geometries at Bau	40
Figure 6 - Surface Model Photograph (a), Upper Surface Model Structure Contours (b) & 3D Structure Model (c)	41
Figure 7 - Generalised Section of Bau Deposit Types	44
Figure 8 - Lateral Fluid Inclusion Temperature Zoning	45
Figure 9 - Bau District Metal Zonation & Refractoriness	45
Figure 10 - Geological Plan of the Sirenggok Deposit	48
Figure 11 - NE-SW Section through Sirenggok Deposit	48
Figure 12 - Surface Outline of Gold Mineralization at Jugan	49
Figure 13 - Geological Plan of Pejiru Deposit Showing Surface Projection of Gold Mineralisation	50
Figure 14 - Cross-Section through Pejiru Deposit Showing Mineralised Zone	51
Figure 15 - Representative Drill Intersections of the BYG-Krian-Johara Fault Trends	54
Figure 16 - Taiton Sector Exploration Features	60
Figure 17 - Representative Drill Intersections of the BYG-Krian-Johara Fault Trends	65
Figure 18 - North Borneo Gold "Standard"	88

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Figure 19 - Assay Values for MAS Standard ST-04/6369	89
Figure 20 - Assay Values for MAS Standard ST-04/9210	89
Figure 21 - Logarithmic Correlation of Original and Laboratory Repeat Samples	90
Figure 22 - Logarithmic Plot of Correlation between MAS Original Samples & ALS Umpires	91
Figure 23 - Jugan: Log Histogram of Au Ore Zone Composites	121
Figure 24 - Jugan: Cumulative Log Histogram of Au Ore Zone Composites	122
Figure 25 - Jugan: Downhole Semi-Variogram	124
Figure 26 - Jugan: Strike Semi-Variogram	124
Figure 27 - Jugan: Dip/Dip Direction Semi-Variogram	125
Figure 28 - Jugan: Log to Normal Semi-Variogram Transform	125
Figure 29 – Jugan: NS Section through Ordinary Kriging Resource Model	128
Figure 30 - Pejiru-Bogag: Log Histogram of Au Ore Zone Composites	136
Figure 31 - Pejiru-Bogag: Cumulative Log Histogram of Au Ore Zone Composites	137
Figure 32 - Boring: Log Histogram of Au Ore Zone Composites	137
Figure 33 - Boring: Cumulative Log Histogram of Au Ore Zone Composites	138
Figure 34 - Pejiru Extension: Log Histogram of Au Ore Zone Composites	138
Figure 35 - Pejiru Extension: Cumulative Log Histogram of Au Ore Zone Composites	139
Figure 36 - Kapor: Log Histogram of Au Ore Zone Composites	139
Figure 37 - Kapor: Cumulative Log Histogram of Au Ore Zone Composites	140
Figure 38 - Pejiru-Bogag: Downhole Semi-Variogram	143
Figure 39 - Pejiru-Bogag: Strike/Dip Direction Semi-Variogram	143
Figure 40 - Boring: Downhole Semi-Variogram	144
Figure 41 - Boring: Strike/Dip Direction Semi-Variogram	144
Figure 42 - Pejiru Extension: Downhole Semi-Variogram	145
Figure 43 - Pejiru Extension: Strike/Dip Direction Semi-Variogram	145
Figure 44 - Kapor: Downhole Semi-Variogram	146
Figure 45 - Kapor: Strike/Dip Direction Semi-Variogram	146
Figure 46 - Pejiru-Bogag: Log to Normal Semi-Variogram Transform	147
Figure 47 - Boring: Log to Normal Semi-Variogram Transform	147
Figure 48 - Pejiru Extension: Log to Normal Semi-Variogram Transform	148
Figure 49 - Kapor: Log to Normal Semi-Variogram Transform	148
Figure 50 - Pejiru-Bogag: NS Section through Ordinary Kriging Resource Model	153

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Figure 51 - Boring: WE Section through Ordinary Kriging Resource Model	153
Figure 52 - Pejiru Extension: WE Section through Ordinary Kriging Resource Model	154
Figure 53 - Kapor: NS Section through Ordinary Kriging Resource Model	154
Figure 54 - Sirenggok: Log Histogram of Au Ore Zone Composites	162
Figure 55 - Sirenggok: Cumulative Log Histogram of Au Ore Zone Composites	163
Figure 56 - Sirenggok: Strike/Downhole Semi-Variogram	165
Figure 57 - Sirenggok: Dip Direction/Downhole Semi-Variogram	165
Figure 58 - Sirenggok: Log to Normal Semi-Variogram Transform	166
Figure 59 - Sirenggok: SW-NE Section through Ordinary Kriging Resource Model	168
Figure 60 - Taiton A: Log Histogram of Au Ore Zone Composites	178
Figure 61 - Taiton A: Cumulative Log Histogram of Au Ore Zone Composites	178
Figure 62 - Taiton B: Log Histogram of Au Ore Zone Composites	179
Figure 63 - Taiton B: Cumulative Log Histogram of Au Ore Zone Composites	179
Figure 64 - Tabai: Log Histogram of Au Ore Zone Composites	180
Figure 65 - Tabai: Cumulative Log Histogram of Au Ore Zone Composites	180
Figure 66 - Overhead Tunnel: Log Histogram of Au Ore Zone Composites	181
Figure 67 - Overhead Tunnel: Cumulative Log Histogram of Au Ore Zone Composites	181
Figure 68 - Umbut: Log Histogram of Au Ore Zone Composites	182
Figure 69 - Umbut: Cumulative Log Histogram of Au Ore Zone Composites	182
Figure 70 - Taiton A: Downhole Semi-Variogram	186
Figure 71 - Taiton A: Directional/Uni-Directional Semi-Variogram	187
Figure 72 - Taiton B: Downhole Semi-Variogram	187
Figure 73 - Taiton B: Uni-Directional Semi-Variogram	188
Figure 74 - Tabai: Downhole Semi-Variogram	188
Figure 75 - Tabai: Horizontal Semi-Variogram	189
Figure 76 - Tabai: Inclined Semi-Variograms	189
Figure 77 - Overhead Tunnel: Downhole Semi-Variogram	190
Figure 78 - Overhead Tunnel: Horizontal Semi-Variogram	190
Figure 79 - Umbut: Downhole Semi-Variogram	191
Figure 80 - Umbut: Inclined Semi-Variogram	191
Figure 81 - Umbut: Alternate Inclined Semi-Variogram	192
Figure 82 - Taiton A: Log to Normal Semi-Variogram Transform	192

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Figure 83 - Taiton B: Log to Normal Semi-Variogram Transform	193
Figure 84 - Tabai: Log to Normal Semi-Variogram Transform	193
Figure 85 - Overhead Tunnel: Log to Normal Semi-Variogram Transform	193
Figure 86 - Umbut: Log to Normal Semi-Variogram Transform	194
Figure 87 - Taiton A: W-E Section through Ordinary Kriging Resource Model	199
Figure 88 - Taiton B: SW-NE Section through Ordinary Kriging Resource Model	199
Figure 89 - Tabai: W-E Section through Ordinary Kriging Resource Model	200
Figure 90 - Overhead Tunnel: SW-NE Section through Ordinary Kriging Resource Model	200
Figure 91 - Umbut: SW-NE Section through Ordinary Kriging Resource Model	201
Figure 92 - Bekajang North: Log Histogram of Au Ore Zone Composites	214
Figure 93 - Bekajang North: Cumulative Log Histogram of Au Ore Zone Composites	215
Figure 94 - Bekajang South: Log Histogram of Au Ore Zone Composites	215
Figure 95 - Bekajang South: Cumulative Log Histogram of Au Ore Zone Composites	216
Figure 96 - Johara: Log Histogram of Au Ore Zone Composites	216
Figure 97 - Johara: Cumulative Log Histogram of Au Ore Zone Composites	217
Figure 98 - Karang Bila: Log Histogram of Au Ore Zone Composites	217
Figure 99 - Karang Bila: Cumulative Log Histogram of Au Ore Zone Composites	218
Figure 100 - BYG Pit Extension-Krian: Log Histogram of Au Ore Zone Composites	219
Figure 101 - BYG Pit Extension-Krian: Cumulative Log Histogram of Au Ore Zone Composites	219
Figure 102 - Bekajang North: Downhole Semi-Variogram	223
Figure 103 - Bekajang North: Horizontal Semi-Variogram	224
Figure 104 - Bekajang South: Downhole Semi-Variogram	224
Figure 105 - Bekajang South: Horizontal Semi-Variogram	225
Figure 106 - Bekajang South: Alternate Directional Semi-Variogram	225
Figure 107 - Johara: Directional Semi-Variogram	226
Figure 108 - Johara: Alternate Directional Semi-Variogram	226
Figure 109 - BYG Pit Extension-Krian: Downhole Semi-Variogram	227
Figure 110 - BYG Pit Extension-Krian: Horizontal Semi-Variogram	227
Figure 111 - BYG Pit Extension-Krian: Directional Semi-Variogram	228
Figure 112 - Bekajang North: Log to Normal Semi-Variogram Transform	228
Figure 113 - Bekajang South: Log to Normal Semi-Variogram Transform	229
Figure 114 - Johara: Log to Normal Semi-Variogram Transform	229

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Figure 115 - BYG Pit Extension-Krian: Log to Normal Semi-Variogram Transform	229
Figure 116 - Bekajang North: N-S Section through Ordinary Kriging Resource Model	234
Figure 117 - Bekajang South: SW-NE Section through Ordinary Kriging Resource Model	235
Figure 118 - Johara: SW-NE Section through Ordinary Kriging Resource Model	235
Figure 119 - Karang Bila: SW-NE Section through Inverse Distance Resource Model	236
Figure 120 - BYG Extension-Krian: W-E Section through Ordinary Kriging Resource Model	236
Figure 121 - Tailings: Log Histogram of Au Impoundment Samples	244
Figure 122 - Tailings: Cumulative Log Histogram of Au Impoundment Samples	244
Figure 123 - Tailings: Au Model Slice & Auger Positions	248

LIST OF TABLES

Table 1 - Bau Gold Project: Indicated & Inferred Mineral Resources	17
Table 2 - Bau Gold Project: Indicated & Inferred Mineral Resources by Deposit	17
Table 3: Granted Mining Leases (ML) Subject to Joint Venture	24
Table 4: Mining Certificates (MC’s) Under Renewal Application	24
Table 5: Mining Lease under Renewal Application	24
Table 6: Application of Mining Certificates (MC’s) Over Expired Mining Leases of Other Companies	25
Table 7: Prospecting Licenses (EPL’s) under Renewal Application	25
Table 8: Exclusive Prospecting Licences under Application	26
Table 9: General Prospecting Licenses (GPL) under Renewal Application	26
Table 10: General Prospecting Licenses (GPL’s) under New Application	26
Table 11: New General Prospecting License (GPL) Granted	26
Table 12: Sarawak Exploration & Mining Tenure Types	30
Table 13 - Representative Drill Intersections from Past Drilling at Tabai	61
Table 14 - Significant Drillhole Intercepts in Taiton A Area	62
Table 15 - NBG Drill Results Bekajang	67
Table 16 - Say Seng: Significant Drillhole Intersections	69
Table 17 - Bukit Sarin: Significant Drillhole Results	71
Table 18 - Juala West: Significant Drillhole Intersections	72
Table 19 - Summary of Drilling Completed pre 2007	79
Table 20 - Summary of Drilling Completed by NBG	80
Table 21 - SGS Check Verses Original Assays for Selected Drillholes	96

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Table 22 - Selected Assay Intervals from Taiton Database	98
Table 23 - Taiton Check Sampling Statistics	98
Table 24 - Chemical Assays of the Jugan Ore Samples used in Metallurgical Testwork	107
Table 25 - Chemical Assays of the Pejiru Ore Samples used in Metallurgical Testwork	108
Table 26 - Occurrence of Gold in Pejiru and Jugan Ore Samples as Established by Diagnostic Leaching	108
Table 27 - Comminution Data on Pejiru and Jugan Ore Samples	109
Table 28 - Direct Cyanidation Results Reported for Pejiru and Jugan Ore Samples	109
Table 29 - Flotation Test Results for Pejiru and Jugan Ore Samples	110
Table 30 - Resource Update Summary by Sector/Area & Deposit (June 2010)	114
Table 31 - Resource Update Summary by Category (June 2010)	115
Table 32 - AusIMM & CIM Comparative Resource/Reserve Definitions	117
Table 33 - Jugan: Ore Zone Drillhole Sample Statistics	120
Table 34 - Jugan: Ore Zone Composited Drillhole Sample Statistics	121
Table 35 - Jugan: Quantile Analysis of Au Drillhole Composites	122
Table 36 - Jugan: Block Model Parameters	126
Table 37 - Jugan: Ordinary Kriging Estimation Parameters	127
Table 38 - Jugan: Ordinary Kriging Resource at 0.25 g/t Increments	127
Table 39 - Jugan: Comparative Estimation Method Parameters	128
Table 40 - Jugan: Inverse Distance Squared Resource at 0.25 g/t Increments	129
Table 41 - Jugan: Nearest Neighbour Resource at 0.25 g/t Increments	129
Table 42 - Pejiru-Bogag: Ore Zone Drillhole Sample Statistics	132
Table 43 - Boring: Ore Zone Drillhole Sample Statistics	132
Table 44 - Pejiru Extension: Ore Zone Drillhole Sample Statistics	133
Table 45 - Kapor: Ore Zone Drillhole Sample Statistics	133
Table 46 - Pejiru-Bogag: Ore Zone Composited Drillhole Sample Statistics	134
Table 47 - Boring: Ore Zone Composited Drillhole Sample Statistics	135
Table 48 - Pejiru Extension: Ore Zone Composited Drillhole Sample Statistics	135
Table 49 - Kapor: Ore Zone Composited Drillhole Sample Statistics	136
Table 50 - Pejiru-Bogag: Quantile Analysis of Au Drillhole Composites	140
Table 51 - Boring: Quantile Analysis of Au Drillhole Composites	141
Table 52 - Pejiru Extension: Quantile Analysis of Au Drillhole Composites	141

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Table 53 - Kapor: Quantile Analysis of Au Drillhole Composites	142
Table 54 - All Pejiru Deposits: Block Model Parameters	149
Table 55 - Pejiru-Bogag: Ordinary Kriging Estimation Parameters	150
Table 56 - Boring: Ordinary Kriging Estimation Parameters	150
Table 57 - Pejiru Extension: Ordinary Kriging Estimation Parameters	150
Table 58 - Kapor: Ordinary Kriging Estimation Parameters	151
Table 59 - Pejiru-Bogag: Ordinary Kriging Resource at 0.25 g/t Increments	151
Table 60 - Boring: Ordinary Kriging Resource at 0.25 g/t Increments	152
Table 61 - Pejiru Extension: Ordinary Kriging Resource at 0.25 g/t Increments	152
Table 62 - Kapor: Ordinary Kriging Resource at 0.25 g/t Increments	152
Table 63 - Pejiru-Bogag: Comparative Estimation Method Parameters	155
Table 64 - Boring: Comparative Estimation Method Parameters	155
Table 65 - Pejiru Extension: Comparative Estimation Method Parameters	155
Table 66 - Kapor: Comparative Estimation Method Parameters	155
Table 67 - Pejiru-Bogag: Inverse Distance Squared Resource at 0.25 g/t Increments	156
Table 68 - Pejiru-Bogag: Nearest Neighbour Resource at 0.25 g/t Increments	156
Table 69 - Boring: Inverse Distance Squared Resource at 0.25 g/t Increments	156
Table 70 - Boring: Nearest Neighbour Resource at 0.25 g/t Increments	157
Table 71 - Pejiru Extension: Inverse Distance Squared Resource at 0.25 g/t Increments	157
Table 72 - Pejiru Extension: Nearest Neighbour Resource at 0.25 g/t Increments	157
Table 73 - Kapor: Inverse Distance Squared Resource at 0.25 g/t Increments	158
Table 74 - Kapor: Nearest Neighbour Resource at 0.25 g/t Increments	158
Table 75 - Sirenggok: Ore Zone Drillhole Sample Statistics	161
Table 76 - Sirenggok: Ore Zone Composited Drillhole Sample Statistics	162
Table 77 - Sirenggok: Quantile Analysis of Au Drillhole Composites	163
Table 78 - Sirenggok: Block Model Parameters	167
Table 79 - Sirenggok: Ordinary Kriging Estimation Parameters	167
Table 80 - Sirenggok: Ordinary Kriging Resource at 0.25 g/t Increments	167
Table 81 - Sirenggok: Comparative Estimation Method Parameters	168
Table 82 - Sirenggok: Inverse Distance Squared Resource at 0.25 g/t Increments	169
Table 83 - Sirenggok: Nearest Neighbour Resource at 0.25 g/t Increments	169
Table 84 - Taiton A: Ore Zone Drillhole Sample Statistics	172

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Table 85 - Taiton B: Ore Zone Drillhole Sample Statistics	173
Table 86 - Tabai: Ore Zone Drillhole Sample Statistics	173
Table 87 - Overhead Tunnel: Ore Zone Drillhole Sample Statistics	174
Table 88 - Umbut: Ore Zone Drillhole Sample Statistics	174
Table 89 - Taiton A: Ore Zone Composited Drillhole Sample Statistics	175
Table 90 - Taiton B: Ore Zone Composited Drillhole Sample Statistics	176
Table 91 - Tabai: Ore Zone Composited Drillhole Sample Statistics	176
Table 92 - Overhead Tunnel: Ore Zone Composited Drillhole Sample Statistics	177
Table 93 - Umbut: Ore Zone Composited Drillhole Sample Statistics	177
Table 94 - Taiton A: Quantile Analysis of Au Drillhole Composites	183
Table 95 - Taiton B: Quantile Analysis of Au Drillhole Composites	183
Table 96 - Tabai: Quantile Analysis of Au Drillhole Composites	184
Table 97 - Overhead Tunnel: Quantile Analysis of Au Drillhole Composites	184
Table 98 - Umbut: Quantile Analysis of Au Drillhole Composites	185
Table 99 - Taiton A, Taiton B, Overhead Tunnel & Umbut: Block Model Parameters	194
Table 100 - Tabai: Block Model Parameters	194
Table 101 - Taiton A: Ordinary Kriging Estimation Parameters	195
Table 102 - Taiton B: Ordinary Kriging Estimation Parameters	196
Table 103 - Tabai: Ordinary Kriging Estimation Parameters	196
Table 104 - Overhead Tunnel: Ordinary Kriging Estimation Parameters	196
Table 105 - Umbut: Ordinary Kriging Estimation Parameters	197
Table 106 - Taiton A: Ordinary Kriging Resource at 0.25 g/t Increments	197
Table 107 - Taiton B: Ordinary Kriging Resource at 0.25 g/t Increments	197
Table 108 - Tabai: Ordinary Kriging Resource at 0.25 g/t Increments	198
Table 109 - Overhead Tunnel: Ordinary Kriging Resource at 0.25 g/t Increments	198
Table 110 - Umbut: Ordinary Kriging Resource at 0.25 g/t Increments	198
Table 111 - Taiton A: Comparative Estimation Method Parameters	201
Table 112 - Taiton B: Comparative Estimation Method Parameters	202
Table 113 - Tabai: Comparative Estimation Method Parameters	202
Table 114 - Overhead Tunnel: Comparative Estimation Method Parameters	202
Table 115 - Umbut: Comparative Estimation Method Parameters	202
Table 116 - Taiton A: Inverse Distance Squared Resource at 0.25 g/t Increments	203

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Table 117 - Taiton A: Nearest Neighbour Resource at 0.25 g/t Increments	203
Table 118 - Taiton B: Inverse Distance Squared Resource at 0.25 g/t Increments	203
Table 119 - Taiton B: Nearest Neighbour Resource at 0.25 g/t Increments	203
Table 120 - Tabai: Inverse Distance Squared Resource at 0.25 g/t Increments	204
Table 121 - Tabai: Nearest Neighbour Resource at 0.25 g/t Increments	204
Table 122 - Overhead Tunnel: Inverse Distance Squared Resource at 0.25 g/t Increments	204
Table 123 - Overhead Tunnel: Nearest Neighbour Resource at 0.25 g/t Increments	205
Table 124 - Umbut: Inverse Distance Squared Resource at 0.25 g/t Increments	205
Table 125 - Umbut: Nearest Neighbour Resource at 0.25 g/t Increments	205
Table 126 - Bekajang North: Ore Zone Drillhole Sample Statistics	208
Table 127 - Bekajang South: Ore Zone Drillhole Sample Statistics	209
Table 128 - Johara: Ore Zone Drillhole Sample Statistics	209
Table 129 - Karang Bila: Ore Zone Drillhole Sample Statistics	210
Table 130 - BYG Pit Extension-Krian: Ore Zone Drillhole Sample Statistics	210
Table 131 - Bekajang North: Ore Zone Composited Drillhole Sample Statistics	211
Table 132 - Bekajang South: Ore Zone Composited Drillhole Sample Statistics	212
Table 133 - Johara: Ore Zone Composited Drillhole Sample Statistics	212
Table 134 - Karang Bila: Ore Zone Composited Drillhole Sample Statistics	213
Table 135 - BYG Pit Extension-Krian: Ore Zone Composited Drillhole Sample Statistics	214
Table 136 - Bekajang North: Quantile Analysis of Au Drillhole Composites	220
Table 137 - Bekajang South: Quantile Analysis of Au Drillhole Composites	220
Table 138 - Johara: Quantile Analysis of Au Drillhole Composites	221
Table 139 - Karang Bila: Quantile Analysis of Au Drillhole Composites	221
Table 140 - BYG Pit Extension-Krian: Quantile Analysis of Au Drillhole Composites	222
Table 141 - Bekajang-Krian: Block Model Parameters	230
Table 142 - Bekajang North: Ordinary Kriging Estimation Parameters	231
Table 143 - Bekajang South: Ordinary Kriging Estimation Parameters	231
Table 144 - Johara: Ordinary Kriging Estimation Parameters	232
Table 145 - BYG Pit Extension-Krian: Ordinary Kriging Estimation Parameters	232
Table 146 - Bekajang North: Ordinary Kriging Resource at 0.25 g/t Increments	232
Table 147 - Bekajang South: Ordinary Kriging Resource at 0.25 g/t Increments	233
Table 148 - Johara: Ordinary Kriging Resource at 0.25 g/t Increments	233

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Table 149 - Karang Bila: Inverse Distance Resource at 0.25 g/t Increments	233
Table 150 - BYG Pit Extension-Krian: Ordinary Kriging Resource at 0.25 g/t Increments	234
Table 151 - Bekajang North: Comparative Estimation Method Parameters	237
Table 152 - Bekajang South: Comparative Estimation Method Parameters	237
Table 153 - Johara: Comparative Estimation Method Parameters	237
Table 154 - Karang Bila: Comparative Estimation Method Parameters	238
Table 155 - BYG Pit Extension-Krian: Comparative Estimation Method Parameters	238
Table 156 - Bekajang North: Inverse Distance Squared Resource at 0.25 g/t Increments	238
Table 157 - Bekajang North: Nearest Neighbour Resource at 0.25 g/t Increments	238
Table 158 - Bekajang South: Inverse Distance Squared Resource at 0.25 g/t Increments	239
Table 159 - Bekajang South: Nearest Neighbour Resource at 0.25 g/t Increments	239
Table 160 - Johara: Inverse Distance Squared Resource at 0.25 g/t Increments	239
Table 161 - Johara: Nearest Neighbour Resource at 0.25 g/t Increments	239
Table 162 - Karang Bila: Nearest Neighbour Resource at 0.25 g/t Increments	240
Table 163 - BYG Pit Extension-Krian: Inverse Distance Squared Resource at 0.25 g/t Increments	240
Table 164 - BYG Pit Extension-Krian: Nearest Neighbour Resource at 0.25 g/t Increments	240
Table 165 - Tailings: Impoundment Drillhole Sample Statistics	243
Table 166 - Tailings: Quantile Analysis of Au Auger Samples	245
Table 167 - Tailings: Block Model Parameters	246
Table 168 - Tailings: Inverse Distance Estimation Method Parameters	247
Table 169 - Tailings: Inverse Distance Resource at 0.25 g/t Increments	247
Table 170 - Tailings: Comparative Nearest Neighbour Resource at 0.25 g/t Increments	247
Table 171 - Bukit Young Historic Ore Treatment & Tailings	249
Table 172 - Bau Resource by Resource Category	251
Table 173 - Rau Resource by Deposit within Resource Category	251

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1.0    EXECUTIVE SUMMARY

•
The Bau Goldfield projects are located on the Island of Borneo in Sarawak, Republic of Malaysia. The project area is centered on the township of Bau some 40 km south west of the state capital of Kuching.

•
On 17th December 2009, shareholders of Zedex Minerals Limited (Zedex), a public company that was incorporated in New Zealand and listed on the Australian Stock Exchange (ASX), approved the amalgamation of Zedex with Olympus Pacific Minerals Inc. (Olympus). One of the assets acquired by Olympus through the amalgamation was Zedex’s interest in the Bau Gold Field in Sarawak, Malaysia. The Bau Project is managed through Olympus’ subsidiary, North Borneo Gold Sdn Bhd, (NBG) a Malaysian incorporated company which entered into an earn-in agreement with Malaysian Mining Group, Gladioli Enterprises Sdn Bhd (Gladioli) in November 2006.

•
Olympus Pacific Minerals has retained Terra Mining Consultants Ltd and Stevens & Associates (TMCSA) to carry out an independent technical review of the Bau Gold Project in Sarawak, Malaysia as a result of the recent merger between Olympus and Zedex Minerals Ltd (Zedex). In particular, to upgrade the existing Mineral Resource estimates for the project to NI43-101 standards, produce new Mineral Resource estimates for several additional areas of the project and to fulfill disclosure requirements.

•
Terra Mining Consultants and Stevens & Associates has compiled the Mineral Resource estimate for the Jugan deposit, Sirenggok deposit and deposits within the Taiton, Pejiru and Bekajang-Krian sectors, within the Bau Gold Project. Additionally, a resource estimate has also been compiled for the historic tailings impoundment. Terra Mining Consultants/Stevens & Associates has classified the Resources using the C.I.M.M. standards (and equivalent Australasian Institute for Reporting of Mineral Resources and Ore Reserves [“JORC”] criteria and standards) as required by NI43-101.

•
Total mineral resources for all the deposits, within the Bau Gold Project, are listed in Table 1 - Bau Gold Project: Indicated & Inferred Mineral Resources by Mineral Resource Category. Table 2 - Bau Gold Project: Indicated & Inferred Mineral Resources by Deposit lists the mineral resources by deposit within each Mineral Resource Category.

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Table 1 - Bau Gold Project: Indicated & Inferred Mineral Resources

Table 2 - Bau Gold Project: Indicated & Inferred Mineral Resources by Deposit

•
The Bau Gold Project Mineral Resources were estimated using the Ordinary Kriging method, with the exception of the Tailings and the Karang Bila deposit that were estimated using the Inverse Distance Squared method. Comparative estimates were undertaken for all the deposits using the Inverse Distance Squared and/or the Nearest Neighbour (3D polygonal) method(s).

•
A cutoff of 0.75 g/t Au has been used for all deposits other than Tabai and the Overhead Tunnel where a 2 g/t Au cutoff was used. The 0.75 g/t Au was selected for the potential open pit deposits as this is a typical cutoff value used in other Malaysian operations and in known deposits mining similarly refractory ore. The Tabai/Overhead Tunnel deposits are likely to be mined by underground methods due to their geographical nature and a higher cutoff grade has been applied that reflects a potential bulk mining cutoff. A top cut has been applied to all deposits, with the mean of the 97.5 percentile for each deposit applied to all gold values above this value. The individual top cuts for each deposit are Jugan – 9.25 g/t Au, Pejiru-Bogag – 11.77 g/t Au, Pejiru Extension – 13.65 g/t Au, Kapor – 20.12 g/t Au, Boring – 6.47 g/t Au, Sirenggok – 7.31 g/t Au, Tabai – 49.05 g/t Au, Overhead Tunnel – 14.86 g/t Au, Taiton A – 21.64 g/t Au, Taiton B – 9.77 g/t Au, Umbut – 20.72 g/t Au, Bekajang South – 19.30 g/t Au, Bekajang North – 33.13 g/t Au, Johara – 13.71 g/t Au, Karang Bila – 10.00 g/t Au, Krian/Bukit Young Extension – 20.44 g/t Au and Tailings – 3.30 g/t Au.

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•
The Company is about to embark on a substantial exploration programme (3,000 to 7,000 metres) focused initially on geophysical targets (re-modelled Dighem conductivity data) beneath known gold mineralization that appear to be associated with conductive material below the Bau limestone mineral-host in the basement volcanic rocks. These may represent feeders to the Bau gold mineralization. This concept has not been considered prior to the remodelling of the Dighem conductivity data.

In addition, targets based on known surface expression and underground exposure will be tested, such as the Taiton B vein, now possibly a 1,600 metre long structure with virtually no previous drill testing. These will be tested with a programme of drilling, geological mapping and channel sampling where feasible.

•
The Bau Project has already outlined significant gold resources that warrant proceeding to the Feasibility Stage. There is potential to substantially increase these resources peripherally and at depth, particularly at Taiton, Bekajang-Krian, Jugan and Sirenggok. There is potential to expand resources at Pejiru as the lateral extensions are not well tested.

As a result of recent in-house scoping studies and workshops Jugan, Taiton, and Bekajang-Krian have been ranked as highest in terms of development potential at the current time. A 20,000 to 25,000 metre programme of infill drilling, metallurgical studies, environmental studies and mine and plant options is being planned to commence in the current quarter.

There is considerable exploration potential at a number of other prospects and the medium and long term objective is to bring these to the resource stage.

•
Terra Mining Consultants/Stevens & Associates consider that the sampling, sample preparation, security and analytical procedures and results detailed in this report by and undertaken by NBG have been carried out in a systematic and secure manner; however, there are some short comings with respect to independent check procedures and use of certified standards by the company. The internal QAQC carried out by the laboratories concerned show conformance with accepted industry standards and while there are shortcomings on past NBG QAQC procedures the authors accept that the data is valid for the purposes being used in this report.

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•
It is recommended that the quality control and quality assurance protocols employed in the imminent drill programmes be standardized with the Olympus QAQC protocols used on their other projects, and that this includes a system of blanks, blind standards, umpire samples and field and preparation duplicates to ensure QAQC is of the highest standard.

•
Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs and expenditure levels proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as the Bau Gold Project.

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2.0    INTRODUCTION AND SCOPE

2.1    Introduction

Olympus Pacific Minerals Inc. ("Olympus") is a Canadian incorporated public company listed on the Toronto Stock Exchange, under the trading symbol OYM. It is also listed  the Frankfurt Stock Exchange, the Australian Stock Exchange (ASX) and its shares are also traded on the OTCBB in the USA. Its head office is located in Toronto.

On 17th December 2009, shareholders of Zedex Minerals Limited (Zedex), a public company that was incorporated in New Zealand and listed on the Australian Stock Exchange (ASX), approved the amalgamation of Zedex with Olympus Pacific Minerals. Following the amalgamation Olympus commenced trading on the ASX on 5th February 2010.

One of the assets acquired by Olympus through the amalgamation was Zedex’s interest in the Bau Gold Field in Sarawak, Malaysia.

The Bau Project is managed through Olympus’ subsidiary, North Borneo Gold Sdn Bhd, (NBG) a Malaysian incorporated company which entered into an earn-in agreement with Malaysian Mining Group, Gladioli Enterprises Sdn Bhd (Gladioli) in November 2006.

2.2    Terms Of Reference

Stevens & Associates and Terra Mining Consultants Ltd (TMCSA) have been retained by Olympus Pacific Minerals Inc (Olympus) to carry out an independent technical review of the Bau Gold Project in Sarawak, Republic of Malaysia (the "Property") as a result of the recent merger between Olympus and Zedex Minerals Ltd (Zedex). In particular, to upgrade the existing Mineral Resource estimates for the project to NI43-101 standards and produce new Mineral Resource estimates for several additional areas of the project where applicable.

These estimates have been prepared by TMCSA between December 2009 and June 2010.

This report sets out the results of:

•	A review and update of all available project data, including historic mining and exploration data and recent data from NBG’s exploration since 2007.

•	Several site visits to the Bau office and project areas at Bau and the surrounding district by Stevens and Associates and Terra Mining Consultants between 2nd December 2009 and 8th June 2010.

•
Updated Mineral Resource estimates for the key gold deposits at Bau, including Jugan, Pejiru, Sirenggok and Bukit Young Tailings as well as new estimates for the additional areas of Taiton and Bekajang-Krian where there is sufficient data to support NI43-101 compliant resources.

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•	Reviewing other relevant data including metallurgical factors and the environmental framework of operating in Sarawak.

The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI43-101") in terms of structure and content and the Mineral Resource estimates were carried out in accordance with the provisions of NI43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions ("C.I.M.M. Standards") and in compliance with the Australasian Institute of Mining and Metallurgy code for reporting mineral resources, (JORC).

2.3    Sources of Information & Data

Stevens and Associates and Terra Mining Consultants (TMCSA) relied on reports and information prepared by and/or for Zedex Minerals Ltd and supplied by Olympus, historic and past reports prepared by Menzies Gold NL, Gencor, Renison Goldfields, Bukit Young Gold Mines BHD SDN, original paper assay and geological data records, soft copy data and observations made by TMCSA. Portions of the descriptive material used in this report have been taken from all of the above. A full list of documents used in this report is listed Section 22 “References”.

2.4    Site Inspection

Several site inspections were carried out by Murray Stevens, Consulting Geologist to Stevens and Associates. These took place on 5th to 22nd December 2009, 13th January to 9th February 2010, 1st to 30th March 2010, 30th April to 8th June 2010. Mr. Graeme Fulton, Consulting Mining Engineer/Director of Terra Mining Consultants, visited the site on several occasions, between 2nd December 2009 and 17th December 2009, 10th January to 10th February 2010, between 16th March and 10th April 2010 with a final site visit from 30th April to 8th June 2010.

Discussions were held with Olympus management and technical personnel on site at Bau and in Olympus’s office’s in Auckland, New Zealand.

Representative samples of drill core were examined from drill holes at all the deposits modeled.

Both Mr. Fulton and Mr Stevens conducted their evaluation of the data and resource modeling on site at Bau, and in the offices of TMCSA in Auckland, New Zealand.

Mr. Stevens reviewed quality control procedures, core and sample handling procedures, core logging procedures and security procedures on site. In addition, a representative number of samples were selected and tracked through the QAQC procedures to confirm data integrity.

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2.5    Units & Currency

Metric units are used throughout this report unless noted otherwise. Currency is United States dollars ("US$"), Canadian dollars ("C$"), New Zealand dollars (“NZ$”) or Malaysian Ringgit, (MYR). In early July, 2010 the currency exchange rates were approximately 3.19MYR equals US$1.00. For converting grams of gold to ounces of gold, a factor of 31.1035 grams per troy ounce is used

2.6    Disclaimers

Neither Stevens and Associates nor Terra Mining Consultants have verified title to the Tenements that form the Bau Gold Project other than by relying on information provided by Olympus, NBG and the joint venture partner Gladioli.

This report or portions of this report are not to be reproduced or used for any purpose other than to support the above noted purposes, without Stevens and Associates and/or Terra Mining Consultants prior written approval in each specific instance. Neither Stevens and Associates nor Terra Mining Consultants assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

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3.0    PROPERTY DESCRIPTION AND LOCATION

3.1    Location

Figure 1 - Property Location Plan

The Bau Goldfield projects are located on the Island of Borneo in Sarawak, Republic of Malaysia. The project area is centered on the township of Bau some 40 km south west of the state capital of Kuching (population 300,000); see Figure 1 - Property Location Plan above.

3.2    Property Description

The current exploration and mining tenements that cover the property and comprise the Bau Project Joint venture and their status are outlined in Table 3: Granted Mining Leases (ML) Subject to Joint Venture to Table 11: New General Prospecting License (GPL) Granted below and shown in Figure 1 - Property Location Plan. Figure 2 - Tenement Location Map Bau Showing Mining Leases, Mining Certificates and EPL and GPL Applications Subject to Joint Venture shows the tenure of the more advanced projects in more detail.

The tenements subject to the joint venture cover three regions in Sarawak. Blocks A and B relate to the Bau District. The other two regions known as Block C and Gunong Rawan lie east of Bau and near the Sarawak/Kalimantan Border. These are still at early stage exploration or under application.

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Company	Ex-ML No.	New ML No.	Area (Ha)	Minerals	Expiry Date
Bukit Lintang Enterprises Sdn. Bhd.	ML 102	1D/134/ML/2008	40.50	Gold	11/06/2025
Priority Trading Sdn. Bhd.	ML 108	ML 136	139.6	Antimony/Silver/Gold/ Calcium	18/01/2023
Bukit Lintang Enterprises Sdn. Bhd.	ML 109	ML 141	12.735	Antimony/Gold	18/01/2023
Carino Sdn. Bhd.	ML 115	ML 135	49.4	Gold	04/03/2024
Gladioli Enterprises Sdn. Bhd.	ML 117 (A) & (B)	ML 139	52.1	Antimony/Silver/Gold/ Calcium	09/01/2025
Gladioli Enterprises Sdn Bhd	ML 119	ML 140	5.281	Antimony/Silver/Gold/ Calcium	09/01/2025
Bukit Lintang Enterprises Sdn. Bhd.	ML 121	ML 142	38.40	Antimony/Gold	11/06/2025
Bukit Lintang Enterprises Sdn. Bhd.	ML 122	ML 143	49.8134	Antimony/Gold	22/06/2024
Priority Trading Sdn. Bhd.	ML 123	1D/137/ML/2008	2.6	Antimony/Gold	22/06/2024
Buroi Mining Sdn. Bhd.	ML 125	ML 138	409.5	Antimony/Silver/Gold/ Calcium	19/11/2025
	Total Area (Ha)		799.9294

Table 3: Granted Mining Leases (ML) Subject to Joint Venture

Company	Certificate No	Area(Ha)	Minerals	Expiry Date	Remarks
Gladioli Enterprises Sdn. Bhd.	MC No. 1D/1/1987	194	Not specified	Not specified*	Under Renewal Application.
Gladioli Enterprises Sdn. Bhd.	MC No. 1D/2/1987 (A)	82	Not specified	12/07/2008	Under Renewal Application.
Gladioli Enterprises Sdn. Bhd.	MC No. 1D/2/1987 (B)	3,237	Not specified	12/07/2008	Under Renewal Application.
Gladioli Enterprises Sdn. Bhd.	MC No. 1D/3/1987	7,240	Not specified	31/07/2008	Under Renewal Application.
Gladioli Enterprises Sdn. Bhd.	MC No. KD/01/1994	1,694.86	Antimony/Silver/Gold	26/10/2014	Granted
Gladioli Enterprises Sdn. Bhd.	MC No. SD/1/1987	1,379	Antimony/Silver/Gold	12/07/2008	Under Renewal Application.
	Total Area (Ha)	13,826.86

Table 4: Mining Certificates (MC’s) Under Renewal Application

* Expiry date of MC 1D/1/1987 not specified in original MC document. The expiry date of MC 1D/1/1987 has been assumed to expire on 12/07/2008, same expiry date for MC 1D/2/1987 & MC SD/1/1987 since they were issued at the same time.

Company/Applicant	License No.	Area (Ha)	Minerals Applied For	Expiry Date Of Original ML	Application For Renewal Dated
Gunong Wang Mining Sdn. Bhd.	ML 101	48.16	Gold/Antimony	30/10/1999	31/10/1998
	Total Area (Ha)	46.16

Table 5: Mining Lease under Renewal Application

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Company/Applicant	Expired Mining License No. 1	Area (Ha)	Minerals Applied For	Expiry Date Of Original ML	Application Letter Dated 2
Gladioli Enterprises Sdn. Bhd.	Ex-ML 93	17.10	Gold/ Silver/Base Metals	28/08/2001	22/09/2006
Gladioli Enterprises Sdn. Bhd.	Ex-ML 129	263	Gold/ Silver/Base Metals	26/02/2002	22/09/2006
Gladioli Enterprises Sdn. Bhd.	Ex-ML 132	126	Gold/ Silver/Base Metals	01/04/2003	22/09/2006
	Total Area (Ha)	406.10

Table 6: Application of Mining Certificates (MC’s) Over Expired Mining Leases of Other Companies

1 Ex-ML 93: Syarikat Tabai Sdn Bhd	2 Presentation to the authority carried out on 19/09/2009
Ex-ML 129: Syarikat Kalimantan Enterprise Sdn Bhd	Application Forms submitted on 21st September 2007
Ex-ML 132: Southern Gold Mining Development Sdn Bhd

Company/Applicant	License No.	Area (Ha) Applied For	Minerals Applied For	Expiry Date Of Original EPL’s	Renewal Application Dated
Gladioli Enterprises Sdn. Bhd.	EPL Lot 1	7,163	Gold/Silver/Mercury/ Calcium	11/05/1990	05/01/1990
Gladioli Enterprises Sdn. Bhd.	EPL Lot 2	1,210	Gold/Silver/Mercury/ Calcium	12/05/1990	05/01/1990
Gladioli Enterprises Sdn. Bhd.	EPL Lot 3a	1,070	Gold/Silver/Mercury/ Calcium	15/05/1990	05/01/1990
Gladioli Enterprises Sdn. Bhd.	EPL Lot 3b	3,785	Gold/Silver/Mercury/ Calcium	15/05/1990	05/01/1990
Gladioli Enterprises Sdn. Bhd.	EPL Lot 4	8,373	Gold/Silver/Mercury/ Calcium	15/05/1990	05/01/1990
Gladioli Enterprises Sdn. Bhd.	EPL 337 [Lot 5A]	1,817	Gold, Silver and Base Metals	14/12/1997	06/03/1998
Gladioli Enterprises Sdn. Bhd.	EPL 337 [Lot 5B (1)]	1,897	Gold, Silver and Base Metals	14/12/1997	06/03/1998
Gladioli Enterprises Sdn. Bhd.	EPL 338 [Lot 6]	763.53	Gold, Silver and Base Metals	14/12/1997	06/03/1998
Gladioli Enterprises Sdn. Bhd.	EPL 339 [Lot 9]	1,710	Gold, Silver and Base Metals	14/12/1997	06/03/1998
Gladioli Enterprises Sdn. Bhd.	EPL 340 [Lot 7]	927	Gold, Silver and Base Metals	27/09/1996	20/09/1998
	Total Area (Ha)	28,716

Table 7: Prospecting Licenses (EPL’s) under Renewal Application

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Company/Applicant	License No.	Area (Ha) Applied For	Minerals Applied For	Application Date	Remark
Gladioli Enterprises Sdn. Bhd.	EPL [Lot 8]	2,000	Gold, Silver and Base Metals	09/08/1994	See footnote 1
	Total Area (Ha)	2,000

Table 8: Exclusive Prospecting Licences under Application

1    Gladioli Enterprises Sdn Bhd applied:
   (i)  to renew 2 portions of the original area of GPL no. 3/1992;
   (ii) for one EPL [Lot 8] to be issued from part of the original area of GPL No. 3/1992

Company/Applicant	License No.	Area (Ha) Applied For	Minerals Applied For	Expiry Date Of Original EPL’s	Application For Renewal Dated
Gladioli Enterprises Sdn. Bhd.	GPL No. 3/1992 a	2,800	Gold, Silver and Base Metals	25/08/1994	09/08/1994
Gladioli Enterprises Sdn. Bhd.	GPL No. 3/1992 b	5,700	Gold, Silver and Base Metals	25/08/1994	09/08/1994
Gladioli Enterprises Sdn. Bhd.	GPL No. 4/1992	4,061	Gold, Silver and Base Metals	25/08/1994	09/08/1994
Gladioli Enterprises Sdn. Bhd.	GPL No. 7/1995	17,028	Gold, Silver and Base Metals	09/11/1997	06/03/1998
Gladioli Enterprises Sdn. Bhd.	GPL 4/1996	492.90	Gold, Silver and Base Metals	14/11/1998	30/10/1998
Gladioli Enterprises Sdn. Bhd.	GPL 39/1997	5726.50	Metal/or Mineral other than Mineral Oils	21/08/1999	05/01/2000
	Total Area (Ha)	35,808.40

Table 9: General Prospecting Licenses (GPL) under Renewal Application

Company/Applicant	GPL Applied For	Area (Ha) Applied For	Minerals Applied For In New Application	Application Date
Gladioli Enterprises Sdn. Bhd.	SB1-SB6	77,500	Gold, Mercury, Copper, Antimony, Coal and Industrial Minerals	27/03/1996
	Total Area (Ha)	77,500

Table 10: General Prospecting Licenses (GPL’s) under New Application

Company	GPL No.	Area (Ha)	Minerals To Mine	Expiry Date	Date Granted
Gladioli Enterprises Sdn. Bhd.	GPL 01/2008/1D	30.97	Gold, Silver and Base Metals	13/04/2010	14/04/2008
	Total Area (Ha)	30.97

Table 11: New General Prospecting License (GPL) Granted

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Figure 2 - Tenement Location Map Bau Showing Mining Leases, Mining Certificates and EPL and GPL Applications Subject to Joint Venture

A number of the Mining certificates are under renewal application. One of these (MC No. 1D/1/1987) covers the Sirenggok gold deposit and much of the Jugan gold deposit.

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3.3    Joint Venture with Gladioli Enterprises Sdn Bhd

The rights and obligations of the joint venture between Zedex and Gladioli Enterprises are encumbent on Olympus through its amalgamation with Zedex. Zedex and its then wholly owned subsidiary, North Borneo Gold entered into an earn-in agreement with Malaysian Mining Group, Gladioli Enterprises SDH BHD in November, 2006.

The principal terms of the agreement pursuant to which Zedex acquired a 50.05% interest in the Bau Gold Project are as follows:

•	Zedex paid US$ 1 million to Gladioli. A further US$ 1 million will become payable to Gladioli as follows:

o	US$ 500,000 upon commencement of mining at Jugan deposit; and

o	US$ 500,000 payable six months after commencement of mining at Jugan deposit.

•
Zedex (now Olympus) is to fund exploration activities as operator (including all rents and licence fees and included US$ 230,000 in respect of existing rental payments) through to completion of a feasibility study, including meeting the following (cumulative) minimum expenditure requirements:

o	US$ 200,000 within 6 months of completion

o	US$ 700,000 within 12 months of completion

o	US$ 1 million within 18 months of completion

•
Zedex (now Olympus) to be responsible for financing 100% of project development (upon a decision to mine). All exploration, development and capital to be treated as loans funds, which are to be recoverable from future production profits.

•
If, upon completion of a positive feasibility study, Zedex (now Olympus) does not use reasonable efforts to secure project finance, and project finance to develop project is not secured within 12 months of completion of the study, Gladioli has right to require Zedex (now Olympus) to transfer its interest in respect of the deposit the subject of the study to Gladioli

3.4    Mineral Tenure Regime in Malaysia

All mineral resources in Malaysia are state owned. Exploration and mining rights are issued subject to the Sarawak Mining (Amendment) Ordinance, (1965) and Mining Rules (1995). The current Ordinance has been reviewed and a new ordinance called the Minerals Ordinance 2004 has been gazetted but is not in force yet.

The following Table 12: Sarawak Exploration & Mining Tenure Types summarises the exploration and mining tenure types that are applicable in Sarawak, and to the Bau project.

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Licence Type	Parameters	Parameter Description
General Prospecting Licence (GPL)	Max Size	200 km2 (50,000 acres) Pre 1991 tenements may be larger
	Term	2 years standard Renewable to maximum 6 years (3 x 2yrs) Convert to EPL after 1st 2 year term
	Rental	RM 0.50/ha/yr payable at start of term
	Obligations	No minimum expenditure 6 monthly report within 30 days Final report within 3 months of term expiry date
	Notes	Renewal application with final report 50% compulsory relinquishment end of 1st 2 year term Additional 10% relinquishment after 2nd 2 year term
Exclusive Prospecting Licence (EPL)	Max Size	20 km2 (5,000 acres) Pre 1991 tenements may be larger Multiple EPL’s allowed up to max.
	Term	4 years standard Renewable for subsequent 4 years
	Rental	RM 1.50/ha/yr (or part thereof) payable at start of term
	Obligations	Minimum expenditure of RM 75,000 over EPL term (4yrs) 6 monthly report within 30 days Final report within 3 months of term expiry date
	Notes	Renewal application with final report No compulsory reduction for 2nd term
Mining Certificate (MC)	Max Size	2,000 hectares Pre 1991 tenements may be larger
	Term	21 year maximum Renewal 1 year before expiry
	Rental	RM 10/ha/yr (or part thereof) paid annually 10% penalty for any arrears
	Obligations	No minimum expenditure Final report within 3 months of new calendar year (March)

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	Notes	Does not extinguish any previously existing land titles and allows mining in unalienated land with the permission of the owner and requires negotiation of compensation and royalty
Mining Licence (ML)	Max Size	2,000 hectares
	Term	21 year maximum Renewal 1 year before expiry
	Rental	RM 10/ha/yr (or part thereof) paid annually 10% penalty for any arrears
	Obligations	No minimum expenditure Final report within 3 months of new calendar year (March)
Notes
In the case of unalienated land, all land issues such as Native Customary Rights must be recorded by Lands & Surveys Department prior to the issuance of ML
If no renewal, the land reverts to ‘State land’ irrespective of what other titles may have pre-existed

Table 12: Sarawak Exploration & Mining Tenure Types

Aspects of Sarawak tax law encourages new investment with an investment tax allowance (ITA) that provides for 80% ITA on qualifying capital expenditure incurred for 5 years, subject to a maximum income tax exemption on 85% of statutory income for a year of assessment. Unutilized allowances can be carried forward to subsequent years along with an exemption from import duty and sales tax on machinery/equipment.

The current Sarawak mining ordinance sets mineral royalties at 5% ad valorum on all minerals except gold for which the royalty rate is zero.

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4.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

4.1    Access

The project area is centered on the township of Bau, about 40 km WSW from the port city and state capital of Kuching.

The project area is serviced by a network of sealed roads and gravel roads. Most of the main prospects and deposits can be accessed by vehicle tracks. The advanced prospects and deposits are all located within a 7 km radius of Bau Township. Foot access is required for some of the more rugged areas.

4.2    Physiography

The Bau area has a striking physiography. Karst limestone blocks rise up to 350 metres above a peripheral peneplained lowland of sediment of between 20 to 50 metres above sea level.

Much of the area is covered by severely modified tropical rain forests, with sporadic Kampong style residential developments.

Numerous tributaries of the right hand branch of the Sarawak River dissect the region. Generally, is a slow flowing meandering river system especially toward the coast but prone to flash flooding during frequent rain storm events.

4.3    Climate

The Bau area is characterised by a typical monsoonal tropical climate with annual rainfall of around 3,500 to 4,000 mm. The highest rainfall usually occurs between December and January with significant rain possible all year round.

Mean temperatures range from a high of around 310C to a low of 220C, while humidity averages approx. 70%.

4.4    Local Resources & Infrastructure

The Kuching District, (including Bau) has a population of around 300,000 people. At Bau the main population groupings are Bidayuh from the Dyak ethnic group and Chinese who are mainly descendents of early miners brought in the mid to late 19th Century to exploit the gold and antimony deposits at Bau. Sarawak has a per capita GDP of US$1,400 and mining represents about 20% of Sarawak’s GDP.

The main industries in the Bau district are limestone quarrying, fish farming, rice farming, and palm oil and rubber production.

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The Bau Project generally has good infrastructural aspects both within Bau Township and in Kuching. The main infrastructural features are:

•	Regular and reliable international air services to Kuching from Kuala Lumpur, Singapore and Indonesia. Airport only 40 minute drive from the project area;

•	Two ports with good dock and storage facilities;

•	Two main sealed trunk roads from Kuching for delivery of supplies, heavy plant and equipment to the plant site;

•	Excellent labour and engineering support services;

•	Easy Accessibility –project extremities are less than 20 minutes drive from the exploration base. All important mines and gold prospects are linked by road;

•	Area is serviced with power and water;

•	The official language in Sarawak is Bahasa Malaysia, but most local communities speak English;

•	Well educated workforce;

•	An active quarrying industry focussed mainly on limestone and marble for roading aggregates and agricultural purposes;

•	Ready supply of earthmoving equipment that supports the quarrying industry;

•	A local labour source with mining experience gained from the quarrying industry.

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5.0    HISTORY

5.1    General

Mining in the Bau District dates from the 1820s, when Chinese prospectors were reportedly exploiting antimony ores and later, gold ores. Historical recorded gold production from the Bau area is 1.46 million ounces (Schuh, 1993). However the true figure is thought to be in the vicinity of 3 million ounces when unreported and recent production is taken into account.

•	Borneo Company:

In the late 19th century, the British owned, Borneo Company Ltd, established control of the mining operations in the district.

They introduced new metallurgical techniques, and claimed establishment of the world’s first commercial cyanide treatment plant. By consolidating the various mines on the goldfield, the Borneo Company was able to maintain production until 1921 and produced approximately 980,000 oz of gold, mainly from the Tai Parit mine, close to Bau Township and the Bidi area approximately 3 km SW of  the town.

•	Bukit Young Goldmine

In the late 1970’s a prominent local family (the Ling family) consolidated the tenements into a holding covering most of the prospective ground in the Bau Goldfield. This resulted in the reopening of the Tai Parit mine and the construction of a modern CIL plant at Bau.

Reported production from Tai Parit is 700,000 oz of gold, which included approximately 213,000 oz produced by Bukit Young Goldmine Sdn Bhd (“BYG”) between 1991 and 1997. BYG is a member of the Gladioli Group.

•	Renison Goldfields Consolidated Limited:

A joint venture was formed between BYG and Renison Goldfields (RGC) of Australia in 1985. RGC conducted regional work around Bau as well as drilling a number of deep diamond drillholes in, around the Tai Parit mine and some of the central intrusive contacts. Due to a policy change within the company, RGC withdrew from all of its offshore projects in 1993, at which time Menzies Gold NL (Australia) secured a joint venture with the Ling family.

•	Minsarco:

Minsarco, the Australian subsidiary of the South African mining house GENCOR, carried out a feasibility study at Jugan in 1994. The study was based on the BIOX treatment process, a technology developed by GENCOR for the processing of refractory ore. Resource estimates were prepared by Resource Services Group (“RSG”) of Western Australia. Minsarco concluded that “the operation would be moderately positive” but elected not to proceed. Menzies Gold NL was invited to replace Minsarco as they were already involved in the “Bau 1 Joint Venture” with BYG. Menzies eventually joint ventured into the Jugan deposit as part of the “Bau 2 Agreement” in 1996, on the basis that the resource could be treated at a central processing facility, possibly at Bau.

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•	Menzies Gold NL:

In 1993, Menzies through its Malaysian subsidiary BYGS entered into a farm-in agreement with Gladioli. The agreement, known as the “Bau 1 Agreement”, gave BYGS the right to earn a 55% interest in certain exploration and mining tenements within the Bau Goldfield, covering an area of around 1,000 km2. Tenements excluded from that agreement covered properties being exploited by Gladioli, and the Jugan deposit. In 1996, BYGS entered into a second agreement with Gladioli, the “Bau 2 Agreement”, whereby BYGS acquired a 55% interest in all tenements held by Gladioli. This agreement required BYGS to deliver a bankable feasibility study by June 1999, subject to certain conditions. During this period Menzies was part funded through an exploration and development agreement with Cameco Gold from Canada.

In 1996, Menzies initiated a feasibility study based on four deposits at Bau, Jugan, Pejiru, Kapor and Bekajang. The study was based on a treatment complex involving a concentrator, a BIOX leach plant and conventional CIP gold recovery.

Resource models for the advanced deposits, Jugan and Pejiru, were prepared for Menzies, and the subsequent resource estimates for Jugan were reported as significantly lower than the 1994 estimates. As a result, Menzies decided that the size and grade of the known resources would not support an economic operation with the then prevailing gold price (< $US300/oz, late 1997).

Menzies continued with an extensive exploration programme throughout the field of largely shallow RC drilling, but withdrew by 2001.

•	Zedex Minerals

Zedex through its wholly owned subsidiary, North Borneo Gold (NBG) entered into an earn-in agreement with Malaysian Mining Group, Gladioli Enterprises Sdn Bhd in November, 2006. Terms of the joint venture are outlined in Section 3.

Since commencement of the joint venture, NBG has conducted the following exploration programme:

o
Geological mapping, surface sampling, drilling and resource modelling, to validate and extend the inherited geological database and formally define resources to JORC status within three near-surface deposits (Jugan, Pejiru and Sirenggok). An estimate of gold contained within historic mine tailings at the BYG Gold Mine site was also undertaken. These deposits cumulatively had a JORC status resource estimate of 1.612 Moz gold, (this has now been updated and expanded in this report to NI43-101 status);

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o
The first stage of a metallurgical programme was carried out by OMC (a subsidiary of Lycopodium Ltd of Western Australia) in order to identify the metallurgical test-work needed to specify the most cost-effective gold recovery process route and conceptual mining studies commenced;

o
NBG exploration (geophysical modelling, geological mapping, surface and underground sampling and drilling) was conducted to define additional resources targets within the Central part of the Bau Goldfield (Tenement Block A). These results were reviewed and geological potential for a further, 3.3 – 4.5 Moz gold was identified in additional areas and extensions to known resources;

o
Regional exploration (of tenement Blocks B and C) mainly consisted of a review of prior exploration, with some limited field work that confirmed the exploration potential of these blocks near the border with Indonesia.

•	Olympus Pacific Minerals

In late 2009, Olympus Pacific became involved in the project after its merger with Zedex Minerals Ltd and has taken over management of the exploration and development programs. Details of these are discussed in the remainder of this document.

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6.0    GEOLOGICAL SETTING

6.1    Bau Project Geology & Structure

6.1.1    Stratigraphy

The exposed rocks in the Bau district are dominated by a sequence of late Jurassic to early Cretaceous aged marine sediments. These comprise a lower limestone formation, the Bau Limestone, estimated to be 500 metre thick that is unconformably overlain by a 1,500 metre thick flysch sequence, known as the Pedawan Formation. The Pedawan Formation is dominated by shale but more arenaceous and conglomeratic units are reasonably widespread through the sequence.

The oldest rocks known in the Bau Goldfield are the Triassic-aged Serian andesitic volcanics. These do not crop out but have been intersected in drill holes at Bau, beneath the Bau limestone. An intrusive known as the Jagoi Granodiorite is thought to be co-eval with the Serian Volcanics and it crops out 15 km SW of Bau on the Indonesian border.

The Bau Limestone has a lowermost ~100 metre thick arenaceous unit, (the Krian Member), which also contains basal conglomerate beds. The Krian sandstones rest unconformably on the Serian Volcanics. The principle rock types and structures of the Bau Goldfield are shown in Figure 3 - Generalised Geology of the Bau Goldfield below.

Figure 3 - Generalised Geology of the Bau Goldfield

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A striking feature of the Bau District is a series of uplifted horst blocks of Bau Limestone juxtaposing the stratigraphically higher Pedawan formation. Throws on the NNE and SE trending controlling graben faults are in the order of 300 metres. Surrounding the horsts of limestone is a peneplane of Bau limestone with typical karst features and the overlying Pedawan formation.

The Pedawan Formation and Bau Limestone represent fore-arc shelf and slope deposits developed to the north of a Cretaceous magmatic arc, remnants of the arc are preserved as a granite belt in the Schwaner Ranges in Central Kalimantan.

6.1.2 Tertiary-Aged Intrusives

Miocene age sub-volcanic intrusives of acid-intermediate composition (predominantly granodiorite porphyry, micro-granodiorite and dacite); intrude the Jurassic-Cretaceous sediments at Bau. They form a narrow belt of small stocks (generally <2 sq km in area), and associated dykes and sills trending NNE-SSW from the Indonesian border through the central Bau Goldfield (the Bau Trend). The current level of exposure of the intrusives appears to be high-level, geophysical surveys indicate larger masses and unexposed bodies occur at shallow depth. Drilling has shown that at least one intrusive body near Bau (Seringgok porphyry), has the form of an upward-flaring funnel and therefore may be an endogenous dome.

The Bau Trend is correlated with a Late Oligocene (41my) to Late Miocene (8my) intrusive belt which occurs immediately south of the Sarawak border and extends across the entire width of Borneo (Sintang intrusives). This belt is thought to have formed due to a prolonged episode of crustal extension and increased thermal gradient across the Borneo microcontinent in the early to mid-Tertiary. The age of the Sintang Volcanic Suite intrusives gradually decreases from west to east (Moss et al, 1998), which suggests extension and crustal thinning may have originated in the west and progressed in an easterly direction.

The NNE-SSW Bau Trend of Miocene intrusives is readily apparent in Figure 4 - Filtered Aero-Magnetic Plot (analytic signal derivative) over the Bau Goldfield.

Virtually all the magnetic features (yellow to red), are intrusive stocks, either outcropping or at shallow depth under cover.

Note that the Bau Trend terminates to the north close to a separate belt of andesite plugs within an ENE-WSW striking fault.

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Figure 4 - Filtered Aero-Magnetic Plot (analytic signal derivative) over the Bau Goldfield

6.1.3    Structural Settings

Deformation Events:

Three deformation/folding events have been recognised in West Sarawak (Majoribanks 1989), and appear to be evident at Bau (Bobis et al, 1992). The initial two deformations were compressional: D1 producing moderately tight NW-trending upright folds, D2 produced E-W trending upright folds which become tighter to the NW with increasing deformation. D3 produced NNE-trending linear structures which are regarded as reflecting a tensional stress field. Deep-seated basement faulting, emplacement of felsic intrusives of the Bau Trend and gold mineralization are interpreted to have occurred during D3.

Major D3 linear zones occur across Sarawak spaced 12-15 km apart; the Bau Linear, Sarawak Linear, Subang Linear and Retoh Linear. Gold mineralization is localised along all four corridors, but the Bau and Subang Linears are best mineralised (Majoribanks, 1989). Majoribanks interprets the domes and basins in the central part of the Bau Goldfield (Bau Anticline), as resulting from interference between D1 & D2 folds. Later deformation within the D3 Bau Linear rotated the blocks and associated faults accompanied by emplacement of sub-volcanic felsic plutons.

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These concepts have been reviewed in light of more recent interpretation of the Bau Anticline as a Pop-Up structure, (Mustard 2001).

Bau Anticline:

The Pedawan shales are up-arched along an ENE-WSW axis running through the Bau region, and in the central crest of the arch Bau limestone is exposed.  This structure, known as the Bau Anticline consists of up lifted horsts of Bau limestone which form steep karst ranges to the SW and east of Bau Township. Fault-bounded, dropped blocks (roofed by Pedawan shale), also occur within the anticline. The anticline is up-domed to the maximum extent along steep faults over a 4 km long corridor running SW of Bau. This corridor forms the central zone of the Bau Goldfield and is intensively intruded at shallow depth by granodioritic plutons, some of which are unexposed (inferred from geophysical evidence and mapped contact metamorphic haloes).

Along the faulted domal axis, the basal Krian unit of the Bau limestone is exposed between the Tai Parit and Krian faults, while the older Serian volcanic formation is known at shallow depths from drilling.

Bau Trend:

The Bau Trend line of acid-intermediate felsic intrusives that occur through the Bau Goldfield, are believed to be localised by a major NNE striking deep structural zone that was under tension during the Miocene. In Kalimantan the main Tertiary basins are elongate WNW parallel to the Lupar Line (a major fault system running through western Borneo to Vietnam and regarded as a former subduction zone). The basins are intruded by the Sintang granitoids – correlatives of the Bau intrusives.  Therefore the Bau NNE intrusive trend may reflect an old basement transfer structure that was reactivated during extension and development of the Tertiary Basins.

Faulting:

The main fault directions in the district are north-northeast and northwest. Vertical displacement of at least 300 metres has been determined for the north-northeast striking structures (from drilling at Tai Parit). The block faulting has elevated horsts of limestone to form prominent scarp-bounded ridges, and dropped blocks of shale into the limestone. The sediment blocks are typically gently dipping but locally can be severely disrupted. Dissolution of the top of the limestones by acid groundwater (and possibly acidic hydrothermal fluids), has produced a karstic surface. This process has led to the development of collapse breccias at the limestone-shale contact.

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Structural Model:

From the mapped distribution of geological units and local structures that the central uplift within the Bau Anticline is better described as a block-faulted dome structure.

Pop-up structures can be described as strike-slip bounded pull-apart basins in reverse, as shown in Figure 5 - Strike-Slip Geometries at Bau. In both cases the central area of vertical deformation occurs as a rhombic, or lozenge shaped block between sub-parallel strike-slip faults. In pull-apart basins the central block is under tensional strain due to the orientation of pre-existing tangential cross-faults being under tension, in the case of pop-ups, the tangential cross-faults are under compression.

Figure 5 - Strike-Slip Geometries at Bau

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The central uplift block at Bau is an 8 km by 12 km rhombic shaped block of limestone (pop-up) that lies at the intersection of the NE trending Bau Anticline and a NNE striking zone of intrusives and is located between two major ENE striking structures, the Tubah and Staat Fault Zones.

McClay & Bonora, 2001 carried out experimental studies on the development of “pop-up” structures using sand box experimentation as depicted in Figure 6 - Surface Model Photograph (a), Upper Surface Model Structure Contours (b) & 3D Structure Model (c). The model bears a remarkable similarity to the morphology of the structure in the Bau Goldfield.

Figure 6 - Surface Model Photograph (a), Upper Surface Model Structure Contours (b) & 3D Structure Model (c)

In McClay’s experimental models and type examples the main through going faults lie sub-parallel (usually within 10° to 20°) to the strike of the principle displacement zone. This suggests that the main strike-slip fault direction in Bau is sub-parallel to the NNE striking structures and is probably the structure controlling the emplacement of the NNE striking line of intrusives that extends south of and passes through Bau. McClay’s studies showed that the width and angle of the stepover along the strike-slip fault controls the shape of the pop-up. The model that most closely resembles the sigmoidal shape of the pop-up in Bau is one where the stepover is at an angle of 150° to the main strike-slip fault direction.

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The Bau pop-up has been ‘diced up’ by NNE and NW striking faults into rectangular prisms. Many of the faults, particularly the NW striking faults, host intrusive dykes.

The highest point topographically and the greatest amount of vertical exposure of limestone at Bau, lies in the centre of the pop-up (Mt. Kawa). From the centre to the margins of the pop-up there is a gradual but stepped decrease in topography and relative uplift of limestone. The rhombic shape of the pop-up, stepped topography and fault controlled margins suggest faulting and not folding was the primary cause of uplift. The NNE striking faults are the dominant faults within the pop-up and appear to have had the most influence on the shapes of the limestone blocks and their uplift. The limestone cliff faces around the edge of the pop-up represent faults along which the limestone has been uplifted and may mark the edge to the pop-up.

The sets of NNE and NW striking faults are known to extend from the limestone into the surrounding shale (Mustard, 2001), but are difficult to identify because of the ductile style of deformation in the shale compared to the brittle open structures filled by dykes and sills in the limestone.

Some of the features unique to pop-up structures are:

•	Curvilinear faults bound the area of doming or uplift.
•	Dip of the bounding faults change along strike.
•	In plan view, the overall shape of the pop-up area is a lozenge or rhombic shaped dome with doubly plunging anticlines.
•	Centre of the pop-up or area of most relative uplift occurs at the step-over.
•	From the centre to the outside of the pop-up, there is typically a gradual stepped decrease in relative uplift.

All these features can be observed at Bau and in other natural examples (Mustard, 2001).

Details of the geology and structure of individual deposits and prospects are incorporated in Section 8 – Mineralization and Section 9 – Exploration.

6.2    Regional Geology & Structure

There are two regional exploration projects that form part of the Olympus Pacific Minerals-Gladioli Enterprises Sdn Bhd joint venture. These are known as Block C and the Rawan Area (Gunong Rawan). They are located in the western corner of the State of Sarawak, East Malaysia, and 25 km to 80 km south and southeast of Kuching City and accessible by the Kuching-Serian road.

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The geology of both Block C and the Rawan Area is broadly similar to that of the Bau Goldfield.  Both areas contain volcanic rocks and sediments (including limestone) intruded by belts of Miocene-age felsic intrusives. Gold mineralisation has been known to occur in Block C area for many decades, however in the Rawan area (characterised by six [6] major intrusive complexes running in an east-west line parallel to the Indonesian border), gold has only recently been discovered.

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7.0    DEPOSIT TYPES

The known deposits in the Bau Goldfield can be characterized by four (4) distinctive gold mineralization styles that exhibit both lateral and vertical geochemical and mineralogical zonation with respect to the Bau Trend intrusives. In general these styles are:

o	Sediment Rock-Hosted Disseminated Gold Deposits, e.g. Jugan;
o	Silica replacement (jasperoid) and open space siliceous breccias, e.g. Tai Parit;
o	Mangano-calcite-quartz veins, e.g. Tai Ton;
o	Magmatic – Hydrothermal porphyry related deposits with/without calc-silicate skarn, e.g. Sirenggok, Ropih, Arong Bakit, Juala West.

Figure 7 - Generalised Section of Bau Deposit Types shows a generalized sectional view of the relationship of the main deposit types in the Bau Goldfield.

Figure 7 - Generalised Section of Bau Deposit Types

Lateral zoning observed is interpreted to be related to the proximity to the Bau Trend felsic intrusives where they crop out in the up domed portion of the Bau Limestone, (anticline axis of the Bau Anticline or Bau Pop-up?). The general trend outward from intrusive centres is skarn/calc-silicate porphyry environment to silica rich mineralised breccias to jasperoid/calcite limestone contact to the more distal disseminated styles such as Jugan.

Similar zonation patterns have been observed vertically within deposits such as Tai Parit which is the only deposit to have been mined to any depth. This zoning pattern is exemplified in the fluid inclusion temperature of formation zoning pattern developed by Schuh, 1993 and Percival et al, 1990, as shown in Figure 8 - Lateral Fluid Inclusion Temperature Zoning.

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Figure 8 - Lateral Fluid Inclusion Temperature Zoning

Previous exploration has to some degree focused on ideas that the deposits in the central part of the field are less refractory due to the general observation that the deposits become more arsenopyrite rich further away from the intrusive centers as shown in Figure 9 - Bau District Metal Zonation & Refractoriness

Figure 9 - Bau District Metal Zonation & Refractoriness

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TMCSA believe that the current zonation is partly a function of level of exposure and that seemingly more distal deposits such as Jugan, Taiton, and Pejiru have excellent potential for locating mineralization similar to Tai Parit/Bekajang vertically beneath the current levels of exposure.

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8.0    MINERALIZATION

8.1    General

The geology of the main deposits modelled in the resource estimation is described as well as other significant prospects that are at the pre resource stage. These generally have significant results and/or have been tested by NBG since the commencement of the joint venture. Additional information on these and other prospects/occurrences are described in Section 9 - Exploration.

8.2    Deposit/Prospect Mineralisation

8.2.1    Sirenggok

The Sirenggok deposit lies approximately 1.5 km NE of Bau Township. The current resource modelling has outlined an Inferred resource of 5.953 million tonnes at 1.35 g/t Au for 258,000 ounces.

The gold-arsenic-antimony mineralization is hosted by veins, vein stockworks and as disseminations within quartz-sericite to propyllitic altered quartz-feldspar micro-quartz diorite porphyry. A younger phase of xenolithic quartz diorite porphyry intrudes the earlier porphyry. See Figure 10 - Geological Plan of the Sirenggok Deposit which shows the surface distribution of the main mineralised zones and Figure 11 - NE-SW Section through Sirenggok Deposit which shows a section view of the mineralization. The host porphyry appears to be a funnel shaped composite body with concentric phase’s younging inward that intruded through the Bau Limestone and Pedawan formation and flattened out at higher elevation. There is a number of breccia phases recognised.

The currently defined resource is open along strike and at depth. The main trend appears to be NW-SE and steeply dipping to the NE. There are two other areas of mineralization picked up to the north east in surface samples and several drill holes and surface mineralization in the SW.

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Figure 10 - Geological Plan of the Sirenggok Deposit

Figure 11 - NE-SW Section through Sirenggok Deposit

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8.2.2    Jugan
The Jugan Deposit is centred on Jugan Hill, approximately 7 km NE of Bau, within a kilometre of the Bau-Kuching Road. See Figure 12 - Surface Outline of Gold Mineralization at Jugan below.  The current Indicated resource modelled stands at 10.963 million tonnes at 1.6 g/t Au for 563,000 ounces.

The deposit is hosted within the Pedawan formation, predominantly in highly deformed and sheared carbonaceous shale. The shearing and fold axes are dominantly NE trending with the gold mineralization forming within acicular arsenopyrite disseminated throughout the sediments. Typically the arsenopyrite content ranges between 1 and 2 percent and closely correlates with gold grade. The deposit lies around 150 metres above the limestone shale contact and is transected by a NW-trending strongly hydrothermally altered granodiorite porphyry dyke.

The currently defined resource is truncated to the east by a NE-SW trending fault and to the south by a NW-SE striking and NE plunging shear zone interpreted as a thrust fault.

The ore body plunges steeply NW and has not been closed off down dip. The bounding faults are post mineral and this opens the possibility of continuation of mineralization. Jugan is the only known deposit to be hosted solely in the Pedawan formation.

Figure 12 - Surface Outline of Gold Mineralization at Jugan

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8.2.3    Pejiru Sector

The Pejiru Sector between 5 and 8km SW of Bau, comprises 4 deposits that have been modelled. These are the Pejiru-Bogag, Pejiru Extension, Kapor and Boring deposits. As a result of the current resource work these now have Inferred resources of 766,300 ounces gold.

8.2.3.1    Pejiru-Bogag & Pejiru Extension

The Pejiru-Bogag deposit has a main zone of mineralization that is essentially flat lying with a 1,500 metre length, 50 to 150 metres wide and up to 80 metres thick, averaging 15 to 20 metres. It has a NE-SW trend and a NW-SE trend, see Figure 13 - Geological Plan of Pejiru Deposit Showing Surface Projection of Gold Mineralisation giving a lobate V surface projection. Pejiru Extension lies to the NE and is essentially a continuation of the Pejiru-Bogag zone.

Figure 13 - Geological Plan of Pejiru Deposit Showing Surface Projection of Gold Mineralisation

Previous workers have thought mineralization controls relate to the so called Bau Anticlinal axis, however recent work by Olympus has concluded it is more likely developed within a horst and graben style block faulting regime related to the Bau pop-up structural model Mineralisation occurs at the limestone-shale contact. The general outlines of the ore zones show that the most extensive mineralization occurs at the intersection of NW-SE and NE-SW structures.

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The main ore zones lie at 20-30 metres below surface being thickest at the proposed fault intersection.

The infiltration of mineralizing acidic hydrothermal fluids has lead to the development of extensive karst dissolution features at or near the limestone shale contact. Gold mineralization occurs as encapsulated gold in arsenopyrite needles in a sulphide rich zone, often brecciated and silicified that lies beneath a massive calcite zone. Beneath the thickest zone a stockwork of thin calcite veins occurs below the mineralization and probably reflect the fluid conduit for the mineralisation.

Where karst development is greatest, collapse breccias are common with highly auriferous clay that has been produced from weathering of the primary ore. Figure 14 - Cross-Section through Pejiru Deposit Showing Mineralised Zone gives a sectional view of the model of formation at Pejiru.

Figure 14 - Cross-Section through Pejiru Deposit Showing Mineralised Zone

8.2.3.2    Boring

The Boring deposit comprises two areas that lie between 1.3 km and 2 km NE of the centre of the Pejiru-Bogag deposit. The northern area covers around 150 metre square and consists of several intersections of gold mineralization ranging from 3 metres to 50 metres in downhole intersections. All holes are vertical so it is difficult to know if mineralisation is flat lying or has some steep dipping structural control or a combination of both.

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The southern area of the Boring Deposit consists of a NW-SE trending zone of mineralization as defined by drilling. The geology of the area is dominated by the SE trending Boring Fault against which a 1,500 metres by 800 metres block of Pedawan formation, 40 to 80 metres thick, is down thrown against Bau Limestone. The mineralization is found within veins in the limestone and within sulphidic breccia along the karstic limestone shale contact.

8.2.3.3    Kapor

The Kapor deposit lies 5 km SW of Bau and is adjacent to the Fairy Cave National Park. Mineralisation can be traced almost continuously to Pejiru; 2.5 km along strike to the SW. Mineralisation is hosted in limestone as is the case at Pejiru but with much higher arsenic levels recorded. Again gold is associated with arsenopyrite and records show arsenic can reach to around 30% in isolated samples , antimony is strongly anomalous with values in the 100’s and 1000’s of ppm. Mercury generally ranges between 0.01 to 2 ppm with rare instances of up to 13.1 ppm.

8.2.4    Taiton Sector

The Taiton Sector lies some 3 to 4 km SW of Bau Township and is easily accessed via sealed and gravel road. The deposit types are dominantly mangano-calcite veins and breccias and remnants of the extensive elluvial auriferous clays that were mined historically by the Chinese miners of the late 19th Century and early 20th Century. Current modelling has defined an Inferred Resource of 263,000 ounces of gold in 4 deposits. This specifically excludes the mineralization exposed in the underground workings at Taiton B as there has been insufficient work here to define a resource.

The main target areas aligned with the Tai Parit Fault are from south the north, Tabai-Rumoh and Taiton A (over a strike length of ~1.2 km) and Saburan, while those aligned with the Taiton Fault are Umbut and Taiton B.

8.2.4.1    Tabai-Rumoh

The former Rumoh and Tabai mines are developed on a vein system between 4 metres and up to 23 metres wide, (observed) mostly composed of brecciated mangano-calcite vein with patchy silicification, auriferous clay and arsenopyrite, realgar, stibnite mineralisation that has been traced in drill holes for around 300 metres. The structure is open at depth and to the north and south.

8.2.4.2    Taiton A

Taiton A is approximately 400 metres further north along strike on the Tai Parit Fault Structure. It comprises the Taiton A open pit, the NW striking Overhead Tunnel Adit above Taiton A Pit and several adits that are located at the base of the limestone bluffs.

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There appears to be a series of mineralised NW fault structures trending toward and intersecting Tai Parit fault zone. In some instances passing through as seen in the Overhead Tunnel Adit vertically above Taiton A. Numerous old mine pits occur near the intersection of these prominent NW-SE trending structures with the NE trending Tai Parit Fault system.

Exposure at the Taiton A pit is limited but from examination of drill core mineralization passes from an upper zone of auriferous secondary clay deposits into primary ore comprising mangano-calcite veining with abundant native arsenic, realgar, arsenopyrite, some silicification and quartz veining, brecciation and massive white calcite veins. Angle to core axes observations where available indicate that the ore zones are steeply dipping structurally controlled features aligned with the Tai Parit Fault trend.

8.2.4.3    Bungaat

The Bungaat area lies ~ 400 metres north of Taiton A. It comprises a NW-SE trending zone of mineralization with native arsenic, realgar, coarse calcite vein material developed in a steep dipping structure with a well developed sub horizontal set of mineralised calcite veins peripheral to the main steep dipping structure.

8.2.4.4    Saburan

The Saburan Prospect lies on the Tai Parit Fault approximately 1 km north of Taiton A. The entrance to the former mine lies just outside the boundary with Gladioli’s ML 108, but the workings extend into Gladioli’s ground. The area outside the mining lease is under application by Gladioli. Saburan mineralization is similar in character to Taiton A and Tabai-Rumoh with grades from underground rock samples collected by Zedex to 9 g/t Au recorded.

8.2.4.5    Taiton B

The Taiton B vein is hosted within Bau Limestone and comprises a 2 metre to 6 metre wide vein and vein breccia of mangano-calcite, quartz with bands and pods of realgar, arsenopyrite and stibnite mineralization. It trends NW-SE along the Taiton Fault and may ultimately intersect the Tai Parit Fault near Tabai. A large drive on vein is developed over distance of 680 metres with extensive stopes overhead. Ore is exposed in the backs and underfoot.

Surface sampling and mapping has delineated mineralization that can be traced along the strike of the Taiton B vein to the Tai Parit Fault intersection giving a potential strike length of ~1,600 metres.

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8.2.4.6    Umbut

The Umbut area lies to the NW of Taiton B and partially straddles the Krokong Road. It is described by Bukit Young in internal memos from the mid 1990’s as having mineralization within quartz calcite ore and within the shale limestone contact.

8.2.5    Taiton Sector

Inferred resources totalling 499,500 ounces of gold have been modelled from five hardrock deposits in the Bekajang-Krian Sector. A further 100,400 ounces of gold has been inferred for the BYG Tailings. Figure 15 - Representative Drill Intersections of the BYG-Krian-Johara Fault Trends shows the main elements of the BYG pit-Krian Fault and Johara Fault mineralization.

Figure 15 - Representative Drill Intersections of the BYG-Krian-Johara Fault Trends

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8.2.5.1    Gunong Krian

The Gunong Krian prospect is located on a steep up faulted block of Bau Limestone approximately 750 metres SW of the BYG plant site.

Essentially the target at Krian is based on surface and underground expressions of quartz calcsilicate and calcite veining historically mined for antimony (Lucky Hill mine) and gold and a deep source.

The veins are generally NW-SE mineralised structures, frequently vughy and with comb quartz infillings.

8.2.5.2    Bukit Young Pit

The Bukit Young Gold Pit (BYG Pit) is situated adjacent to the old mine office and plant site.

The deposit is developed in the eastern side of the NNE trending Krian Fault where it abuts on the western side against up thrown blocks of Krian Sandstone and adjoining felsic porphyry intrusives. Ore types are similar to Tai Parit, with siliceous jasperoid breccias, ferruginous auriferous clay and mangano-calcite veining with sulphide coatings.

8.2.5.3    Karang Bila

The area known as Karang Bila lies approximately 1 km east of the BYG Plant site and 500 metres NE of the BYG Tailings dam. There has been a total of 6,806 metres of RC drilling in 54 holes recorded as having been drilled.

The mineralised zone appears to trend SE and is flat lying. There seem to be several zones of mineralization and given the proximity of Bekajang are likely to be developed at the limestone shale contact and in parallel zones within the limestone.

8.2.5.4    Tai Parit

The Tai Parit deposit is immediately adjacent to Bau Township with the abandoned open pit now forming a recreational lake (Tasik Biru) for the town.

 The Tai Parit Pit itself has recorded production of 700,000 troy ounces at an average grade of over 7 g/t Au from a body of silicified fault breccia aligned NNE-SSW on the Tai Parit Fault, the main controlling mineralised structure. Several ore types were recognised and mined at Tai Parit. These include, auriferous clay, siliceous breccia, jasperoidal silica and calcite veining

The deposit, while being apparently controlled by the Tai Parit Fault, is also in close proximity to high level felsic porphyry intrusives with typical quartz-sericite-pyrite alteration. Host rocks also include the Krian Sandstone, Bau Limestone and Pedawan Shale.

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8.2.5.5    Bekajang

The Bekajang area lies immediately SE of the Bukit Young processing plant and has been traced for around 1,500 metres SE and approximately 700 metres across strike. Several deposits are known to occur at the shale/limestone contact and are generally shallow dipping features with mineralization developed in siliceous breccias within the shales on the contacts between shale and limestone.

8.2.6    Say Seng Sector

8.2.6.1    Say Seng

The Say Seng Prospect is located between the west flank of Gunung Pangga and the Buso Road, about 3 km northeast of Bau. Exploration to date has been insufficient to define a resource here.

Mineralisation at Sey Seng appears to be controlled by steep structures within limestone, shallow dipping bedding plane parallel features, limestone shale contacts with the Sey Seng fault and intrusive contacts. The Borneo Geological Survey logs describe altered porphyry intrusives and calc silicate alteration of wollastonite and garnet exoskarn. Mineralisation is associated with high sulphide contents.

8.2.6.2    Bukit Sarin

Bukit Sarin lies approximately 4.5 km NE of Bau and is located near the intersection of the NW-SE Kojok Fault and the NE-SW trending Say Seng Fault. The area is described in Wolfenden as comprising quartzose Sb-Au ore in a quartz-shale breccia. There are similarities to Jugan in terms of geology and mineralization style.

Significant gold mineralisation occurs in many of the previous holes drilled and consists of very fine, almost invisible needles of arsenopyrite hosted in shale, sandstone and to a lesser extent limestone. Better grade intersections are located in sandier and more deformed beds, adjacent to intrusive contacts.

8.2.7    Juala Sector

8.2.7.1    Juala West

The Juala West prospect is approx 700 metres SSW on the same road that leads to Arong Bakit and is some 2.7 km SSW of Bau Township.

Surface sampling and trenching had located several areas of quartz veined stock worked porphyry and some boulders of highly siliceous skarn and breccia that locally had grades of 95 g/t Au.

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8.2.7.2    Arong Bakit

The Arong Bakit area lies approximately 2 km SSW of Bau Township. The site is currently being worked as a marble/limestone quarry. The area is proximal to the Juala intrusives.

The current quarrying operations have obscured much of the mineralization at lower easily accessible elevations however there are a large number of boulders derived from the quarry that comprise crackle brecciated marble with the interstices between clasts infilled with arsenopyrite and pyrite. Galena, sphalerite, chalcopyrite and bornite was also observed in some pieces. This crackle breccia tends to average around 10 g/t Au.

The mineralisation here has a strong association with calc-silicate skarn and is in close proximity to the boundary of a large intrusive body of quartz diorite porphyry.

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9.0    EXPLORATION

9.1    General

NBG became involved in the Bau Goldfield in late 2006 through its joint venture with Gladioli Enterprises and the formation of North Borneo Gold (NBG). Since the formation of the joint venture NBG has pursued a programme comprising drilling, geological mapping, database collation, evaluation and resource modeling that has culminated in delineating combined resources of some 2.45 million ounces of gold.

With the merger between Olympus Pacific Minerals and NBG in January, 2010 Olympus is now the operator of the exploration programmes going forward at Bau.

The following is a description of the exploration projects which necessarily includes some of the information already presented in Chapter 8 – Mineralisation.

9.2    Project Exploration Review

9.2.1    Sirenggok

Exploration by BYG, Renison Goldfields and Menzies and now NBG has outlined an Inferred Resource of 5.953 million tonnes at a grade of 1.35 g/t Au.

The gold-arsenic-antimony mineralization is hosted by veins, vein stockworks and as disseminations within quartz-sericite to propyllitic altered quartz-feldspar micro-quartz diorite porphyry. A younger phase of xenolithic quartz diorite porphyry intrudes the earlier porphyry and the overall morphology of the deposit is funnel shaped. Figure 10 - Geological Plan of the Sirenggok Deposit and Figure 11 - NE-SW Section through Sirenggok Deposit in Chapter 8 show the geology in plan and section of the mineralization.

The currently defined resource is open along strike and at depth. The main trend appears to be NW-SE and steep to moderately dipping to the NE. There are two other areas of mineralization picked up to the north east in surface samples and several drill holes and surface mineralization in the SW. Given that the current resource only covers around 1/3 of the surface and drilled mineralization there is significant upside to increase the resource potential.

9.2.2    Jugan

The Jugan Deposit has had extensive detailed exploration with several feasibility studies completed. Exploration has included over 17,450 metres in 168 holes and over 560 metres of trenching. Figure 12 - Surface Outline of Gold Mineralization at Jugan in Chapter 8 shows the geology of the deposit. The current Indicated Resource modelled stands at 10.963 million tonnes at 1.6 g/t Au for 563,000 ounces.

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The deposit is hosted within the Pedawan formation, predominantly in highly deformed and sheared carbonaceous shale. The shearing and fold axes are dominantly NE trending with the gold mineralization forming within acicular arsenopyrite disseminated throughout the sediments. Typically the arsenopyrite content ranges between 1 and 2 percent and closely correlates with gold grade. The deposit lies around 150 metres above the limestone shale contact and is transected by a NW-trending strongly hydrothermally altered granodiorite porphyry dyke.

The currently defined resource is truncated to the east by a NE-SW trending fault and to the south by a NW-SE striking and NE plunging shear zone interpreted as a thrust fault.

The ore body plunges steeply NW and has not been closed off down dip. The bounding faults are post mineral and this opens the possibility of continuation of mineralization. Jugan is the only known deposit to be hosted solely in the Pedawan formation. Its surface signature is subtle and opens the high possibility for further deposits of this style in the Pedawan Formation in the general vicinity of Jugan.

9.2.3    Pejiru Sector

The Pejiru Sector has been the focus of intensive exploration particularly through the Menzies era. A total of approximately 704 drillholes (682 RC and 22 DD drillholes) have been drilled at Pejiru including; 227 drillholes (214 RC and 13 DD drillholes) at Pejiru-Bogag, 102 drillholes (102 RC and 0 DD drillholes) at Pejiru Extension, 54 RC drillholes at Boring  and 51 drillholes (50 RC and 1 DD drillholes) at Kapor.

Pejiru has been subject to metallurgical studies and mine scoping studies by Menzies in the 1990’s.

NBG’s work has mainly focused on updating the resource figures here using the existing data.

Pejiru has a substantial Inferred Resource outlined, however, there is potential to upgrade this by further drilling. Much of the past drilling has been near the road network and the limits to mineralization are not that well defined. The main ore zone is not closed off so there is potential for lateral extensions as well as for extensions in structurally favourable sites and at depth in areas of fluid upflow.

9.2.4    Taiton Sector

The Taiton Sector deposit types are dominantly mangano-calcite veins and breccias and remnants of the extensive elluvial auriferous clays that were mined historically by the Chinese miners of the late 19th Century and early 20th Century. These were largely developed on the limestone shale contact. The current target areas are vein systems aligned on two major fault systems, the NE-SW trending Tai Parit Fault zone and the NW-SE Taiton Fault zone.

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The main target areas aligned with the Tai Parit Fault are from south the north, Tabai-Rumoh and Taiton A (over a strike length of ~1.2 km) and Saburan, while those aligned with the Taiton Fault are Umbut and Taiton B.

Figure 16 - Taiton Sector Exploration Features shows the main features geological features and examples of drill intercepts in the Taiton sector.

Figure 16 - Taiton Sector Exploration Features

9.2.4.1    Tabai-Rumoh

The former Rumoh and Tabai mines are developed on a vein system between 4 metres and up to 23 metres wide, (observed) mostly composed of brecciated mangano-calcite vein with patchy silicification, auriferous clay and arsenopyrite, realgar, stibnite mineralization that has been traced in drill holes for around 300 metres. The structure is open at depth and to the north and south.

Selected intercepts from pre-NBG drilling at Tabai-Rumoh that show the potential for a high grade deposit here are shown below in Table 13 - Representative Drill Intersections from Past Drilling at Tabai.

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Hole No	From	To	Intersection	Gold Grade (g/t)
DDH104-93	7.5	16.2	8.7	25.85
DDH104-111	0.0 18.2	9.7 21.2	9.7 3.0	12.97 4.59
DDH104-112	0.0	9.2	9.2	43.76
DDH104-116	26.5	46.0	19.5	5.49
DDH104-122	46.2	61.5	15.3	4.57
DDH104-123	0.0	16.6	16.6	5.92
DDH104-130	0.0	5.0	5.0	6.33
DDH104-138	33.7	36.7	3.0	19.03
DDH104-147	16.44	20.37	3.93	36.91
DDH104-151	24.02	59.52	35.5	4.93
DDH104-165	19.52	45.12	25.6	2.6

Table 13 - Representative Drill Intersections from Past Drilling at Tabai

Mining by BYG in 1995 extracted a 2,340 tonne parcel that averaged 10.81 g/t Au. Underground rock sampling by NBG has returned grades that range from 0.14 to 115 g/t Au and average 8.46 g/t Au from within the excavation.

An Inferred Resource based on the existing drillhole data of 48,100 oz has been calculated at a cutoff of 2 g/t Au. Most holes are shallow and there is considerable potential to increase the resources here.

9.2.4.2    Taiton A

Taiton A is approximately 400 metres further north along strike on the Tai Parit Fault Structure. It comprises the Taiton open pit, the Tunnel Adit above Taiton A Pit and several adits that are located at the base of the limestone bluffs.

There appear to be a series of mineralised NW fault structures trending toward and intersecting Tai Parit fault zone. In some instances passing through as seen in the Tunnel Adit vertically above Taiton A. Numerous old mine pits near the intersection of these prominent NW-SE trending structures with the NE trending Tai Parit Fault system.

Exposure at the Taiton A pit is limited but BYG noted in their status report March, 1995 that there is a resource of 113,000 tonnes at a grade of 6.78 g/t Au. There are certainly a number of significant ore grade intersections beneath and along strike of the pit.

A selection of more significant intersections is shown in Table 14 - Significant Drillhole Intercepts in Taiton A Area.

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Hole No	Area	From	To	Intersection	Gold Grade (g/t)
DDH104-31	Tunnel	0.0 12.0 17.3	6.6 16.8 41.0	6.6 4.8 23.7	1.99 4.08 1.99
DDH104-32	Tunnel	0.0 4.8	0.4 6.8	0.4 2.0	18.97 31.41
DDH104-34	Tunnel	0.6	5.6	5.0	2.17
DDH104-36	Tunnel Incl.	0.0 3.1	30.45 8.1	30.45 5.0	1.56 5.43
DDH104-41	Tunnel	0.0	8.7	8.7	3.45
DDH104-154	Tunnel	0.0	15.28	15.28	2.44
DDH104-155	Tunnel	0.0 13.27	4.75 16.11	4.75 2.84	1.68 4.21
TTRC-06	Taiton A	55.0	84.0	29.0	1.77
TTRC-18	Taiton A	66.0	76.0	10.0	2.10
DDH104-79	Taiton A	6.5 36.5 42.2	10.8 40.0 43.5	4.3 3.5 1.3	10.8 9.70 6.89
DDH104-82	Taiton A	28.0	47.0	19.0	5.20
WDH104-11	Taiton A	20.6 38.4	30.5 45.6	9.9 7.2	14.11 9.75

Table 14 - Significant Drillhole Intercepts in Taiton A Area

Resource modeling of existing drill data has delineated and Inferred Resource of 87,000 oz of gold with potential for significant expansion at depth and along strike.

9.2.4.3    Saburan

The Saburan Prospect lies on the Tai Parit Fault approximately 1 km north of Taiton A. The entrance to the former mine lies just outside the boundary with Gladioli’s ML 108, but the workings extend into Gladioli’s ground. The area outside the mining lease is under application by Gladioli. Saburan mineralization is similar in character to Taiton A and Tabai-Rumoh with grades from underground rock samples collected by NBG to 9 g/t Au recorded. Exploration here is at an early stage but has similar potential to Taiton A and Tabai-Rumoh.

Exploration potential is considered to be 100,000 oz Au plus and is most likely an underground target.

9.2.4.4    Taiton B

The Taiton B vein is hosted within Bau Limestone and comprises a 2 to 6 metre wide vein and vein breccia of mangano-calcite, quartz with bands and pods of realgar, arsenopyrite and stibnite mineralization. It trends NW-SE along the Taiton Fault and may ultimately intersect the Tai Parit Fault near Tabai. A large drive on vein is developed over distance of 680 metres with extensive stopes overhead. Ore is exposed in the backs and underfoot. The deposit was mined by BYG during the 1990’s with a recovered grade recorded at 3.7 g/t Au. This included dilution and with the metallurgical issues at the time suggests the head grade to be higher than 3.7 g/t Au.

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A weighted average from historic channel samples by BYG in the Taiton B tunnel gives value of 4.7 g/t Au. This only covers around the first 400 metres of the current tunnel. NBG have completed reconnaissance rock sampling along the remainder of the Taiton B vein tunnel with grades ranging from 0.38 g/t Au to 22.9 g/t Au. In addition, sampling from surface and shallow underground workings, SE along strike of the vein exposed in the tunnel showed highly anomalous gold grades for at least a further 300 metres. Gold grades for mineralised material (mostly outcrop) vary from 0.18 g/t Au to 56.0 g/t Au. There are indications that it could extend and intersect the Tai Parit Fault. If this can be proved then overall strike potential could be in the order of 1,600 metres.

Prior to NBG’s involvement there had been no drilling to test beneath the Taiton B vein even though ore is exposed underfoot in the main drive. NBG initially drilled 3 holes at the NW end with inconclusive results. In mid 2008, after further geological modeling a fourth drillhole was drilled to test beneath the vein. This hole intersected a 4 metre wide calcite-quartz vein with grades up to 0.8 g/t Au. While not ore grade here it does prove that there is depth continuity to the vein and it is expected that higher grade gold will be encountered in shoots within the vein structure.

There is no mineral resource established for Taiton B underground portion, however, given the dimensions of the known vein underground, the known grade range and the surface mapped extensions, TMCSA are of the opinion that with the completion of a suitable drilling and sampling programme there is potential to delineate a 43-101/CIMM/JORC compliant resource. There is a modeled resource of 81,100 oz gold in peripheral mineralization to the main Taiton B vein.

9.2.4.5    Umbut

The Umbut area lies to the NW of Taiton B and partially straddles the Krokong Road. It is described by Bukit Young in internal memos from the mid 1990’s as having resources of 56,088 tonnes at a grade of 2.84 g/t Au within quartz calcite ore and within the shale limestone contact. While the later drill results from BYG were disappointing, from examination of the drill data, the Umbut area is typical of the whole Taiton area where there are several generations of drill data with ore grade intersections that have not been followed up or evaluated in light of new interpretations. The current resource modeling has delineated and Inferred Resource of 47,600 oz of gold.

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9.2.5    Bekajang-Krian Sector

9.2.5.1    Gunang Krian

The Gunung Krian prospect is located on a steep up faulted block of Bau Limestone approximately 750 metres SW of the BYG plant site.

Essentially the target at Krian is based on surface and underground expressions of quartz and calcite veining historically mined for antimony (Lucky Hill mine) and gold and a deep source Dighem conductor representing a more massive mineralised vein/breccia zone at depth with the exposed mineralization representing the vertical expressions of the zone.

The veins are generally NW-SE mineralised structures, frequently vughy and with comb quartz infillings.  The resource potential here is discussed and included with that for the BYG Pit and the mineralised trends associated with the Krian and Johara Fault.

9.2.5.2    Bukit Young Pit

The Bukit Young Gold Pit (BYG Pit) is adjacent to the old mine office and plant site. The pit was mined until September 1992, prior to the redevelopment of the Tai Parit deposit, and according to Bukit Young mine records had produced some 440,926 tonnes at a recovered grade of 4.51 g/t Au. They noted in their records (as at March 1995) that ore remains in the SW edge of the pit. We note that the deepest level of mining was to 60 metres depth.

The deposit is developed in the eastern side of the NNE trending Krian Fault where it abuts on the western side against up thrown blocks of Krian Sandstone and adjoining felsic porphyry intrusives. Ore types are similar to Tai Parit, with siliceous jasperoid breccias, ferruginous auriferous clay and mangano-calcite veining with sulphide coatings.

Evaluation of old drill sections and level plans confirms that several areas of ore were not mined. Several of these holes have ore grade mineralization. For example, BYG drillhole DDH102-36 intersected 26.95 metres from surface grading 6.51 g/t Au.

NBG drilled a shallow reconnaissance hole BYWDDH-01 next to this hole. This confirmed the presence of strong gold mineralization, (6 metres at 7.62 g/t Au, from 24 metres), although core recovery was poor and is an indication only of the tenor of gold grade.

This mineralised trend appears to plunge south and dip toward the Krian Fault. From the Bukit Young Pit and trending southwest on the trace of the Krian Fault Zone for 500 metres there are a number of ore grade intersections observed in old drill hole data. Most of these are shallow and have had little follow up. For example, KRRC-21 intersected 19.8 metres @ 7.34 g/t Au from 12.2 metres depth.

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TMCSA have defined an Inferred Resource of 221,300 oz gold from BYG pit to Krian and a further 31,600 oz gold at the contiguous Johara prospect. Figure 17 - Representative Drill Intersections of the BYG-Krian-Johara Fault Trends below shows selected drill intersections and position of target areas at the old Bukit Young Pit, Krian and Johara fault Trends and location of the Bekajang Deposit.

Figure 17 - Representative Drill Intersections of the BYG-Krian-Johara Fault Trends

9.2.5.3    Karang Bila

The area known as Karang Bila lies approximately 1 km east of the BYG Plant site and 500 metres NE of the BYG Tailings dam. There has been a total of 6,806 metres of RC drilling in 54 holes recorded as having been drilled. There is a number of significant drill intersections recorded, including 4 metres at 14.6 g/t Au in drillhole KBRC48 from 52 metres. An Inferred Resource of 48,500 oz gold has been delineated here.

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The mineralised zone appears to trend SE and is flat lying. There seem to be several zones of mineralization and given the proximity of Bekajang are likely to be developed at the limestone shale contact and in parallel zones within the limestone.

The area is certainly prospective and should be evaluated further in conjunction with any work at Bekajang. One negative factor is the proximity of new housing estates, one of which has encroached on the SE corner of the mineralization.

9.2.5.4    Tai Parit

The Tai Parit deposit is immediately adjacent to Bau Township with the abandoned open pit now forming a recreational lake (Tasik Biru) for the town.

 The Tai Parit Pit itself has recorded production of 700,000 troy ounces at an average grade of over 7 g/t from a body of silicified fault breccia aligned NNE-SSW on the Tai Parit Fault, the main controlling mineralised structure.

From examination of the extensive drillhole database for Tai Parit there is evidence that the mineralization continues at depth, particularly on a NW trending zone that intersected the Tai Parit Fault in the pit.

The deposit, while being apparently controlled by the Tai Parit Fault, is also in close proximity to high level felsic porphyry intrusives with typical quartz-sericite-pyrite alteration. Host rocks also include the Krian Sandstone, Bau Limestone and Pedawan Shale.

Extensions to the mineralization along strike on the Tai Parit Fault and on the NW trend are not well tested by drilling. Good potential exists for extensions to the Tai Parit gold deposit.

9.2.5.5    Bekajang

The Bekajang area lies immediately SE of the old Bukit Young processing plant and has been traced for around 1,500 metres SE and approximately 700 metres across strike. Several small deposits are known to occur at the shale/limestone contact and are generally shallow dipping features with mineralization developed in siliceous breccias within the shales on the contacts between shale and limestone. One of these, Gumbang, was mined by Gladioli in the 1990’s to a limited degree and was located at the shale limestone contact.

In addition, there are a number of NW-SE faults mapped or interpreted with mineralization indicated from drillholes. These have been interpreted as possible feeders to the lateral mineralization and present targets themselves.

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Surface exposure of the mineralization is scant. The bulk of the prospect is masked by the Bukit Young tailings impoundment. This is believed to have infilled early open pits for which there are no production records or survey plans.

An Inferred Resource in two deposits at Bekajang has been outlined, called in this document Bekajang North, 92,300 oz and Bekajang South, 105,800 oz.

Recent drilling by NBG in the SE corner intersected a mineralised fault zone with economic grades. This zone appears to be a relatively confined fault angle wedge.

Significant results from NBG’s drilling at Bekajang are:

Hole No	From (m)	To (m)	Interval (m)	Gold Grade (g/t)
BKDDH-01	17.00	23.67	6.67	2.21
BKDDH-02	6.00	9.10	3.10	8.10
BKDDH-03	6.00	31.90	25.90	8.12
BKDDH-04	15.00 38.00	20.10 40.85	5.10 2.85	2.00 2.44
BKDDH-06	6.00	25.75	19.75	10.46
BKDDH-08	13.00	21.40	8.40	16.90

Table 15 - NBG Drill Results Bekajang

Examination of historic drill records showed there are many intersections of gold mineralization that are potentially ore grade outside the small identified deposits.

There are few drill holes in the area of the tailings dam and only one angle hole that attempted to drill beneath the dam.

The potential here for outlining a substantial resource is considered high. The pits that are now in-filled with tailings were mined by the Borneo Company in the 19th and early 20th Century. They were constrained by the refractory nature of the ore and it is probable that any ore that was not free milling or oxidized was not mined.

In addition, there are a number of intrusives in contact with the limestone and shale adjacent to Bekajang. Some of the historic drillholes show low but potentially economic gold grades in the intrusives.

9.2.6    Tailings

9.2.6.1    Tailings Dam

At the BYG mine site near Bau Township, auriferous tailings derived from the mining and processing of ore from various deposits by BYG between 1983 and 1996 have been deposited in the Bekajang Tailings impoundment adjacent to the now disused BYG processing plant. A significant volume of the tailings are derived from ores mined at the high-grade Tai Parit gold deposit using the Carbon-In-Pulp (CIP) gold processing method during the period 1991 to 1996. A total of over 3.0 million tonnes of tailings have been deposited in the pond, based on BYG mine production records.

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A further unknown quantity of tailings was contained here dating from the mining activity of the Borneo Gold Company in the early 20th Century. As well as these NBG have completed an extensive auger drill programme on a 25 metre x 25 metre grid pattern. Each auger hole was sampled in one metre splits and assayed by an internationally accredited laboratory.

The tailings impoundment has been modelled and an Inferred Resource of 100,400 oz gold estimated.

9.2.6.2    Other Tailings

There are a number of other areas of tailings within several kilometers of the former BYG plant site. These have not been assessed in recent times but could potential add to the tailings resource in the BYG tailings impoundment at Bekajang.

The main areas that could have economic potential straddle the Krokong Road Bypass and out toward Bau Lama. Some of this area has been mined and partially sterilized by the Bypass road; however, BYG records from 1995 refer to over 500,000 tonnes grading 1.85 g/t Au. BYG also outlined several other areas of tailings locally known as the Army Camp and Filipino Camp. Smaller tonnages are mentioned ranging from 29,000 to 60,000 tonnes grading approximately 1.2 to 2.0 g/t Au.

While the tonnages are not large, the grades are reasonably high; the tailings are within a short distance from the BYG plant site, (1 to 2 km) and would be additional to the Bekajang Tailings resource. Further investigation is warranted.

9.2.7    Say Seng

The Say Seng Prospect is located between the west flank of Gunung Pangga and the Buso Road, about 3 km northeast of Bau.

The area is currently operated as a large limestone quarry by the Gladioli Group and forms part of the joint venture area with NBG.

Historically stibnite was mined here in the 19th Century, while gold has been mined intermittently since the 1930’s. Monthly production at times during the 1930’s was as much as 1,000 ounces of gold. The total production and average grade are unknown.

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Ore has been extracted from two and possibly three opencast workings along the Say Seng Fault and to a lesser extent, from underground workings. The Malaysian Geological Survey drilled two diamond drillholes (BH 9 & BH 10) in 1964.

Both holes were drilled below a flooded opencast working. BH 9 intersected significant gold grades as indicated below. NBG have undertaken an eleven (11) drillhole programme here with some encouraging results. Key intersections are tabulated in Table 16 - Say Seng: Significant Drillhole Intersections, along with the old Geological Survey drillhole.

Hole No	From (m)	To (m)	Interval (m)	Gold Grade (g/t)
BH-09	53.19 103.02 106.68 118.87 121.92	53.34 104.85 108.81 119.18 123.14	0.15 1.83 2.13 0.31 1.22	25.82 1.40 1.09 5.91 255.03
SSDDH-03	107.00 112.00	110.00 113.00	3.00 1.00	2.95 2.00
SSDDH-04	92.00 108.40 118.55	102.00 109.40 119.60	10.00 1.00 1.05	15.43 2.27 1.95
SSDDH-05	69.00 123.50	70.60 124.50	1.60 1.00	3.26 1.39
SSDDH-07	150.00 159.10	151.00 159.75	1.00 0.65	2.62 1.04
SSDDH-08	16.80 28.00 30.50 33.50 67.70 70.80	17.40 29.00 31.60 34.00 68.20 71.70	0.60 1.00 1.10 0.50 0.50 0.90	10.80 3.29 1.60 6.61 6.00 7.38
SSDDH-09	0.55 86.46 91.40 101.00 105.75 126.70	7.80 87.30 92.20 102.60 108.60 128.65	7.25 0.84 0.80 1.60 2.85 1.95	1.85 18.80 1.82 4.80 5.62 5.84

Table 16 - Say Seng: Significant Drillhole Intersections

Mineralisation at Sey Seng appears to be controlled by steep structures within limestone, shallow dipping bedding plane parallel features, limestone shale contacts with the Sey Seng fault and intrusive contacts. The Borneo Geological Survey logs describe altered porphyry intrusives and calc silicate alteration of wollastonite and garnet exoskarn. Mineralisation is associated with high sulphide contents.

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The major controlling influence on mineralization is the Say Seng Fault, a high angle reverse fault. Massive Bau limestone, locally largely recrystallised to white marble, has been upfaulted against black shales of the Pedawan Formation. Then porphyry dikes were intruded and mineralization occurs along the fault zone, as steep feeder structures and locally on bedding-plane veins in the marble.

The major NNE trending porphyry dyke, that is marginal to the Sey Seng Fault, bifurcates to the south with one branch trending SE. This also is probably fault controlled.

To date NBG have partially tested around 300 metres of strike with encouraging results. From TMCSA’s observations there is a high probability that the mineralization at Sey Seng is associated with the intrusives as evidenced by calc-silicate alteration in contact zones with the intrusives and limestone, with steep dipping feeder veins and lateral mineralised off-shoots controlled by bedding planes and/or dilation.

In our opinion potential exists to outline high grade ore amenable to underground mining. A more conceptual target also exists related to the margins of the porphyry intrusives underlying the Bau Limestone.

9.2.8    Paku

The Paku area lies approximately 4 km NE of the BYG plant site at Bau. The 1965 literature from the Malaysian Geological Survey describes the deposits here as being mainly elluvial Au and Sb, derived from erosion of primary deposits ascending on the shale limestone contact.

From TMCSA’s observations of a brief field visit to the marble quarrying operations now sited here was that there were indications of strong vein controlled stibnite mineralization similar to Say Seng.

There appears to have been little modern systematic exploration here. With the proximity of the mineralization to the LSC and major NW-SE trending faults (Kojok fault) as well as the intrusive bodies and dykes at Say Seng and NW toward Bukit Sarin, there seems scope to develop some worthwhile exploration targets here.

9.2.9    Bukit Sarin

Bukit Sarin lies approximately 4.5 km NE of Bau and is located near the intersection of the NW-SE Kojok Fault and the NE-SW trending Say Seng Fault. The area is described in Wolfenden as comprising quartzose Sb-Au ore in a quartz-shale breccia.

Menzies drilled 25 RC holes for a total of 3,281 metres at Bukit Sarin. Significant results are highlighted in the Table 17 - Bukit Sarin: Significant Drillhole Results below.

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Hole No	From (m)	To (m)	Interval (m)	Gold Grade (g/t)
SNRC03	13.0	20.0	7.0	1.13
SNRC04	99.0 111.0	104.0 115.0	5.0 4.0	0.96 4.42
SNRC07	62.0 85.0	73.0 88.0	11.0 3.0	3.17 1.25
SNRC09	1.0 10.0	3.0 21.0	2.0 11.0	1.27 1.46
SNRC10	0.0 81.0	18.0 134.0	18.0 53.0	1.36 1.10
SNRC13	0.0 80.0	20.0 90.0	20.0 10.0	3.14 1.13
SNRC16	68.0 78.0	72.0 84.0	4.0 6.0	2.79 1.09
SNRC19	67.0	68.0	1.0	3.59
SNRC20	1.0	20.0	19.0	3.82

Table 17 - Bukit Sarin: Significant Drillhole Results

Interbedded shale and sandstone of the Pedawan Formation dominate the geology at Bukit Sarin. The sediments dip 40-50° to the north and have been down faulted against limestone of Gunung Pangga to the south. A series of sub-parallel dykes up to 30 metres in thickness, that follow bedding planes in the sediments were intersected in drill holes. These dykes appear to connect to an intrusive body that is been exposed in road cuts 100 metres further south. Limestone was intersected at the base of drillholes SNRC01, 02, 10, 11 and 12.

Significant gold mineralisation occurs in many of the drillholes and consists of very fine, almost invisible needles of arsenopyrite hosted in shale, sandstone and to a lesser extent limestone. Better grade intersections are located in sandier and more deformed beds, adjacent to intrusive contacts.

There are similarities to Jugan and it is noted that the mineralization has not been closed off by drilling. Evaluation of all past exploration here is warranted and development of a programme to expand the resource potential here.

9.2.10    Juala

9.2.10.1    Juala West

The Juala West prospect is a further 700 metres SSW on the same road that leads to Arong Bakit and is some 2.7 km SSW of Bau township.

Juala West was the focus of a reasonably intensive exploration programme by NBG during 2007 which culminated in the drilling of 10 drillholes targeting the contact zone between intrusive porphyry to the east and Bau Limestone to the west.

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Surface sampling and trenching had located several areas of quartz veined stock worked porphyry and some boulders of highly siliceous skarn and breccia that locally had grades of 95 g/t Au.

Most of the holes intersected narrow vein zones with patchy grades ranging from 5 metres at 1.58 g/t Au in JWDDH-10 to 2.6 metres at 3.25 g/t Au in JWDDH01, with very narrow high grade zones of 0.15 metres at 29.8 g/t Au and 0.2 metres at 11.6 g/t Au in the same hole. See Table 18 - Juala West: Significant Drillhole Intersections.

Hole No.	From (m)	To (m)	Interval (m)	Gold Grade (g/t)
JWDDH-01	156.50	159.10	2.60	3.25
JWDDH-01	168.70	170.20	1.50	3.68
JWDDH-01	254.00	254.50	0.50	1.79
JWDDH-05	49.00	52.52	3.52	2.09
JWDDH-10	23.00	28.00	5.00	1.58

Table 18 - Juala West: Significant Drillhole Intersections

The prospect still has potential to host a sizable stockwork/skarn gold deposit associated with porphyry related mineralization and future programmes here will need to evaluate this target concept in light of the 2007 drill results.

9.2.10.2    Arong Bakit

The Arong Bakit area lies approximately 2 km SSW of Bau Township. The site is currently being worked as a marble/limestone quarry. The area is proximal to the Juala intrusives.

The prospect consists of large bluffs of Bau Limestone that have been contact metamorphosed to marble. Of economic interest a number of flat lying veins in the higher part of the bluffs that are auriferous. The Malaysian Geological Survey in 1965 recorded 4 deposits here (numbered III, IV, V and VI) and steeper structures that have been observed in the current quarry face.

The current quarrying operations have obscured much of the mineralization at lower easily accessible elevations however there are a large number of boulders derived from the quarry that comprise crackle brecciated marble with the interstices between clasts infilled with arsenopyrite and pyrite. Galena, sphalerite, chalcopyrite and bornite was also observed in some pieces. This tends to average around 10 g/t Au.

The mineralisation here has a strong association with calc-silicate skarn and is in close proximity to the boundary of a large intrusive body of quartz diorite porphyry. The Malaysian Geological Survey assayed 23 rock samples from Arong Bakit that ranged from a low of 1.09 g/t Au to a high of 67.12 g/t Au.

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NBG have taken 23 rock samples of the breccia boulders and other mineralised float and limited outcrop, and consistently get anomalous gold values ranging from 0.04 g/t au to 7.96 g/t. The Arong Bakit area is prospective for a substantial porphyry related skarn gold deposit.

9.2.11    Bau Other

There are a number of other mineral occurrences, old mining areas and prospects that have had varying amounts of exploration conducted on them as well as regional geochemical surveys, ranging from sediment sampling, soil sampling, MMI sampling, rock, channel and trench sampling  to drill sampling. The more notable occurrences are listed and briefly described below. While outside the known main resource areas it is likely that future deposits will be sourced from some of these prospects. It is important that an exploration strategy is developed to ensure timely evaluation of these and other as yet undiscovered areas are assessed to ensure the long term supply of ore. The following list is not any particular order of priority or ranking.

9.2.11.1    Jebong

The Jebong prospect is located 3 kms south-east of Bau. Exploration has included; construction of road access; re-establishment and infill of grid control to a 50 metre x 50 metre pattern; geological mapping of grid lines, road cuttings and creeks; infill auger soil sampling on a 50 metre x 50 metre grid pattern; channel sampling of road cuttings and trenches.

Exploration drilling by Menzies targeted the intrusives and shale limestone contact at Jebong. The best result was 4 metre @ 3.21 g/t Au in drillhole JBRC07. EM and ground magnetic surveys have been conducted.

In 1999 further mapping identified high grade (up to 57.4 g/t Au) visible gold mineralisation associated with stibnite and silica localised at the limestone shale contact adjacent to NW trending faults

Menzies concluded that the high grade mineralization had a limited extent but that the controlling structures to the mineralization required more testing.

9.2.11.2    Skiat

The Skiat prospect consists of a shale ridge known as Bukit Punggu Dulang in the Kampung Skiat area 4 kms southeast of Bau. Menzies excavated 16 trenches around the base of the ridge after locating high grade gold samples (7.5 g/t to 11.7 g/t Au) near the contact with the limestone.

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The trenching programme delineated an extensive area of gold mineralization with similar characteristics to other mineralised LSC deposits such as Pejiru and Bekajang and is associated with ENE striking faults.

A 14 drillhole RC programme failed to identify high grade mineralisation as found in the surface rock chip samples. Menzies recommended further exploration as the testing to date had not evaluated the potential adequately.

9.2.11.3    Jambusan

A series of pits lie immediately north of and parallel to the Ah Onn road, 4 kms east of Bau. The pits were excavated by Chinese in the mid 1800’s mining antimony. Menzies identified the area as a low priority drill target, after rock chip samples from mineralised outcrops exposed in the old mine pits, returned anomalous gold values.

Menzies drilled 18 RC drillholes (JMRC01-17) for 1,762 metres to test mineralisation adjacent to the old mine pits, developed at the limestone-shale contact (LSC) along a steeply dipping fault and the stratigraphic contact between the Pedawan Formation and the Bau Limestone Formation.

Menzies describes the mineralization as low-grade with a best intersection in drillhole JMRC07 (36-40m, 4m @ 1.69 g/t Au; 112-116m, 4m @ 4.27 g/t Au).

9.2.11.4    Ropih

The Ropih prospect is 4 km SW of Bau. Exploration at Gunung Ropih includes gridding, auger soil sampling, geological mapping and rock chip sampling.

Gunung Ropih (Ropih Hill) consists of a quartz-plagioclase porphyry that intrudes the Bau limestone.  The intrusive has outcrop dimensions of ~1,000 metres by 600 metres. Precipitous limestone hills surround the intrusive.

The limestone/intrusive contact exhibits recrystallisation of the limestone to marble while the intrusive is intensely altered to sericite-pyrite and kaolinite. The margin of the intrusive is typically silicified with weak to intense skarn development. Skarn minerals that are present are brown andradite garnet, epidote and chlorite.

Massive magnetite mixed with other sulphides crop out at the intrusives western contact and near the south-eastern margin of the intrusive. Patchy outcrop and large boulders of quartz stockworking cutting intrusive lie at the southwestern contact of the intrusive. Disseminated chalcopyrite, chalcocite and bornite have been observed where skarn minerals are present. The southern margin of the intrusive contains the greatest abundance of copper sulphides.

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‘C’ horizon auger soil samples outlined three areas of geochemistry, one related to an area of disseminated sulphides and quartz veining in the centre of the intrusive, a second related to skarn mineralisation at the southern margin of the intrusive and a third related to breccia and disseminated sulphides in the intrusive.

Rock chip sampling of float and outcrop returned gold values better than 0.5 ppm in six samples. The Ropih prospect has potential to locate a porphyry style disseminated copper-gold and skarn related copper-gold mineralization.

9.2.11.5    Sebaang

Sebaang lies around 2 km W of Bau near the Sawarak River. Work by Menzies culminated in the drilling of 12 RC drillholes and the construction of 23 trenches. The target was the LSC and the NE trending Sebaang Fault zone.

Trenching intersected some higher grade zones at 6.55 g/t Au in Trench 8 for example. The drilling produced anomalous gold and arsenic with one of the drillholes (SERC05) intersecting, 12 metres @ 1.98 g/t Au.

9.2.11.6    Bau Lama

Bau Lama has been mentioned earlier with respect to its tailings potential, however a proportion of the mineralization is described as primary elluvial auriferous clays. Potential for primary mineralization remains untested as far as TMCSA can determine.

9.2.11.7    Buroi

The Buroi area located approximately 9 km WSW of Bau is described as a limestone hosted quartz-calcite-stibnite vein. BYG undertook soil sampling in 1980 from which 923 soil samples were analyzed for Au. Results ranged from 0.01 g/t to 0.82 g/t Au. They drilled 10 drillholes but the results are not recorded. Menzies drilled 11 RC drillholes but didn’t hit any significant mineralization. However, they noted that the presence of antimony mineralisation and old workings at the LSC, and the anomalous gold values from rock chip samples collected from trenches is evidence that mineralising fluids have passed through the area and more detailed work is warranted particularly in the area between Buroi and the Pejiru Gold Deposit.

9.2.11.8    Batu Sepit

Batu Sepit is located 5 km SW of Bau. Menzies had soil sampled the area with 15 of 161 samples giving values of between 5 and 87 ppb Au. Several rock float samples in creeks draining the area had anomalous gold. Further ridge and spur sampling expanded the area of anomalous gold between the Tai Parit and Tongga Faults with a highest value of 314 ppb Au. Menzies subsequently drilled 11 RC drillholes here with encouraging results in several of the holes. For example drillhole BSRC04 assayed 1.5 g/t Au over 24 metres from 20 metres downhole, while hole BSRC08 assayed 1.46 g/t Au from 48 metres downhole.

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9.2.11.9    Traan

The Traan area lies ~6 km SW of Bau. Gold mineralization is associated with silicified and brecciated shale and intrusives exhibiting disseminated stibnite and pyrite.

BYG drilled ten shallow Winkie diamond holes at the NE end of Traan with high grade gold values over narrow widths in two of the holes (3 metres @ 21.03 g/t Au; 3 metres @ 11.49 g/t Au).

Surface rock chip and float samples have assayed up to 14.5 g/t Au and 150 g/t Ag.

Menzies in 1997 drilled 5 shallow RC drillholes to test the intrusive contact zone with the shales and marble. One drillhole TNRC04 returned significant assays of 3.11 g/t Au over 4 metres from 60 metres.

9.2.11.10    Sebwad

The Sebwad prospect lies 7 km S of Bau. Creek float composed of silicified intrusive containing base metal sulphides and anomalous gold were traced to Sebwad in the early 1990’s. Exploration since then has comprised gridding, road construction, soil sampling, mapping, trenching and RC drilling of 27 drillholes.

Mineralisation is associated with the dacite porphyry intrusives into limestone and shale, with silicification and quartz vein stockwork. The quartz veins are chalcedonic with fine sulphides.

Eight veins composed of quartz, marcasite, arsenopyrite, sphalerite and minor galena and chalcopyrite exposed by the earthworks are hosted in the intrusive and varies from 1 cm to 200 cm in thickness. The thicker veins are always flat lying and rarely exceed 30 metres in length. Samples of the vein material assayed to 84.41 g/t Au. They were not considered significant enough by past explorers to warrant further investigation.

The highest assays values in drilling referred to in the Menzies data comprise 8 metres @ 1.10 ppm gold, in drillhole SBRC01, across a quartz vein.

9.2.11.11    Seromah

The Seromah Prospect, 8 kms SE of Bau has undergone exploration programmes involving gridding, road construction, trenching, mapping, rock chip and channel sampling.

The geology at Seromah is dominated by Bau Limestone, shale of the Pedawan Formation and dacite porphyry dykes and stocks. Shale overlies the limestone and bedding is generally flat lying. Dacite porphyry has intruded the shale and limestone. The intrusives are variably replaced by silica, clay, chlorite and calcite.

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The results of sampling show two areas contain widespread anomalous gold values. One area at the east side of the grid consists of an east striking zone of silicified shale breccia that forms a ridge (Triangle Area). The second area is composed of brecciated and silicified shale and radiolarian chert lying above limestone close to the eastern edge of the dacite porphyry intrusive at Bukit Lidau.

Some 14 shallow RC drillholes have been drilled with a best intersection of 4 metres @ 0.89 g/t Au in drillhole SMRC01.

9.3    Planned Exploration Programs

NBG are in the process of planning a comprehensive exploration programme that will focus on high priority targets initially at Taiton, and Arong Bakit. As part of this planning, a review of and reprocessing of geophysical data is nearing completion which it is hoped will fingerprint the feeder zones to the Bau Goldfield mineralization in the underlying basement.

The initial plan is to drill 3,000 metres and a further 4,000 metres depending on results.

In addition to this, and as a result of a recent scoping workshop, a 20,000 to 25,000 metre infill resource drill programme is in the planning stage in order to increase the resource category in certain key deposits and to step out and expand the resource base where potential has been identified. In the first instance the areas targeted are Taiton, Jugan and Bekajang-Krian.

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10.0    DRILLING

10.1    General

The Bau Goldfield within the project area has had a number of drill programmes focused on the various deposits and prospects. The first modern drilling was carried out by the Borneo Geological Survey in the 1960’s. After the Ling family gained control of the principal deposits and prospective ground drilling campaigns were undertaken by companies associated with their interests and by a number of joint venture companies up until the involvement and formation of North Borneo Gold Joint Venture Company in late 2006. Most of the historic drilling is shallow testing less than 100 metres vertically below surface.

10.2    Historic Drilling Prior to 2007

A total of more than 175,000 metres in 2,156 holes is recorded in the historic drill database and from additional drillhole data located by TMCSA in archived records. A further 237 shallow hand auger holes were drilled to define the tailings resource in the BYG tailings dam. Additional auger holes have also been drilled over other old tailings areas but have not been itemized separately.

Many of the early diamond holes by Bukit Young were drilled in BQ (some NQ) using Winkie rigs, NQ using a Longyear 28 and HQ/NQ using a Korean rig. Diamond drilling by RGC and Gencor was largely HQ and used more substantial diamond rigs such as Longyear 44’s.

RGC was the only company to routinely take downhole surveys during this period and they were responsible for most of the deeper holes.

The Menzies/BYGS programmes used reverse circulation methods. Rigs used were a Schramm T4 and a G&K850. Samples were collected through cyclones and sampled using a spear when sample was dry. Initially air volumes were insufficient to keep samples dry below the water table, and samples were simply collected wet from base of cyclone. Fine material in suspension could not be captured in water overflow hence there are some inherent shortcomings in this drilling method in wet environments.

Table 19 - Summary of Drilling Completed pre 2007 gives a summary of the drilling completed on the Bau Goldfield up to 2007.

Project	Company(s)	Drill Type	No. of Holes	Total Metres
Jugan	Renison Goldfields (RGC), BYGS, Gencor	Diamond; BQ, NQ and HQ	86	7,743.05
Jugan	BYGS, Menzies	Reverse Circulation	82	9,716.00
Sirenggok	RGC, BYG	Diamond	48	7,798.95
Sirenggok	BYGS/Menzies	Reverse Circulation/Diamond Tail	3	792.90
Sirenggok	BYGS/Menzies	Reverse Circulation	13	1,166.00
Bekajang-Krian	Geol Survey, RGC, BYG	Diamond	360	28,857.94
Bekajang-Krian	BYGS/Menzies	Reverse Circulation	310	28,935.00
Pejiru	Geol Survey, BYGS/Menzies	Diamond	20	2,477.96
Pejiru	BYGS/Menzies	Reverse Circulation	682	49,380.50
Taiton	BYG	Diamond	177	8,752.43
Taiton	BYGS/Menzies	Reverse Circulation	120	9,841.00
Juala West-Arong Bakit	BYG	Diamond	21	844.14
Sey Seng	Geol Survey	Diamond	2	269.75
Other prospects	BYG/RGC/BYGS	Diamond	4	353.70
Other prospects	BYGS/Menzies	Reverse Circulation	228	18,410.00
TOTAL			2,156	175,339.32
Table 19 - Summary of Drilling Completed pre 2007

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10.3    Drilling by North Borneo Gold, 2007-2008

Two contractors were used during this programme, Drillcorp Sdn Bhd, a Malaysian based company and CDSI from the Philippines. The Drillcorp rig was a Boyles BBS-10, while the CDSI rig was a Christensen-Boyles CS1000 skid mounted rig. All holes were drilled in HQ triple tube core size.

NBG in the later part of the programme purchased a Winkie Rig to drill AQ sized core for geochemical sampling purposes. A total of 5 shallow holes were drilled with this machine. Two at Sirenggok, 2 at Pejiru and 1 at the BYG pit.

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Table 20 - Summary of Drilling Completed by NBG shows details of the drilling completed at each project area by NBG since the joint venture was established.

Project	Drill Type	No. of Holes	Total Metres
Jugan	Diamond HQ	4	310.00
Sirenggok	Diamond HQ	6	1,250.30
Sirenggok	Diamond AQ	2	154.95
Bekajang-Krian	Diamond HQ (10 holes), AQ (1 hole)	11	669.90
Pejiru	Diamond (AQ)	2	126.85
Taiton	Diamond	4	532.15
Juala West	Diamond	10	1,018.40
Sey Seng	Diamond	11	1,719.45
TOTAL		50	5,782.00
Table 20 - Summary of Drilling Completed by NBG

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11.0    SAMPLING METHOD AND APPROACH

11.1    Prior to North Borneo Gold

11.1.1    General

Prior to the formation of NBG, exploration at Bau had principally been carried out by Bukit Young Group, Gencor/Minsarco (Jugan), Renison Gold Fields (RGC) and Bukit Young Group Services (BYGS)/Menzies Gold.

TMCSA have reviewed data relevant to the resources under consideration. It is noted that there have been issues particularly with respect to the BYG mine assay laboratory, and these issues are addressed in Section 12.

11.1.2    Surface and Underground Sampling

With respect to surface and underground channel sampling TMCSA have reviewed the many original sample maps and sections and in general have found them to be adequate resource purposes where positions and survey control could be verified. Where data could not be verified it was excluded from the database.

11.1.3    Historic Drill Core

Observations of historic drill core shows that all previous companies involved systematically geologically logged data onto paper logs with adequate geological descriptions, sample intervals marked, correlatible with assay data, to lead to the conclusion that systematic procedures were followed in most cases that were to the accepted standard at the time. It is noted that much of the early core drilling by BYG was BQ size and was split by core splitter. Since the late 1980’s however all drill core was split by diamond saw. The majority of this drill core is still available.

RGC, Gencor and BYGS/Menzies predominantly used HQ core and examination shows that all drill core was logged and sampled systematically, captured on paper logs and transferred to digital format.

11.1.4    Reverse Circulation Drilling

BYGS/Menzies gold used reverse circulation drilling for the majority of their drilling at Bau.

The sampling procedure used by Menzies involved sample collection at 1 metre down intervals with rock samples collected through a cyclone into sample bags. Samples for assay were collected by using a “spear”, which involves inserting a 4-inch diameter tube down the centre of a 1 metre sample bag until it reaches the bottom of the bag. This was then placed into the 1 metre sample bag. From this bag a second split was collected using the same procedure but with a 2-inch spear. These second splits were composited into 4 metre intervals for assay. When composites assayed greater than 0.5 g/t Au, the original 1m samples were then assayed.

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All the Menzies RC holes were geologically logged and geological codes assigned on paper logs. Data was manually entered and for the most part was systematically and accurately done.

TMCSA have reviewed these data and conclude that the sampling method and approach used historically is adequate for the purpose that it is being used in this report and that errors or discrepancies found by TMCSA have been rectified where possible.

11.2    North Borneo Gold (NBG)

11.2.1    Surface and Underground Sampling

NBG have since Zedex and now Olympus have become involved completed programmes of surface and underground rock chip outcrop and float sampling, and surface channel sampling on Sirenggok, Taiton, Krian, Sey Seng, Arong Bakit and Juala West.

A channel sampling programme at Sirenggok of available road outcrop has also been completed.

Samples are collected, surveyed with GPS and/or tape and compass and entered into an electronic sample register.

11.2.2    Drill Core Handling & Logging Protocol

North Borneo Gold has drilled all holes as HQ triple tube since the inception of the joint venture. Drill core is placed by the contractor into metre long core trays with the runs marked by core blocks. Core barrels range from 1.5 metres to 6.0 metres depending upon ground conditions. The driller keeps a record of each drill run in a daily drill log sheet which is signed by the drill company’s and NBG representative each day.

1.
The supervising geologist/junior geologist completes a skeleton log and measures core recovery on site before transport by 4WD vehicle back to the BYG sampling facilities. Drill core is covered and secured to minimise disruption of core during transport from the drill sites.

2.	The core was received at the logging facility. The core is marked out, cleaned and photographed, core recoveries measured and geotechnically logged.
3.	The junior geologist and supervising geologist geologically logged the core onto standard paper geological logging sheets, the data from which are then entered in the Company’s computer database.

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4.
The geological staff selected the mineralized intercepts and mark out the intervals for sampling. Sample intervals are generally selected based on geological contacts and/or at 1 metre intervals, which ever are the lesser. General practice was to sample several metres either side of mineralized intercepts.

5.	The drill core then passes to the sample preparation staff as discussed in Section 12.0.

In general terms the procedures being followed for drill core handling and processing are consistent with standard industry practice.

All drillhole collars have been now been surveyed using registered surveyors from Kuching.

It is noted that NBG have up until now not carried out downhole surveys and it is strongly recommended that this be done in future programmes.

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12.0    SAMPLE PREPARATION, ASSAYING & SECURITY

12.1    General

There have been several companies involved with the Bau project since the 1980’s whose data is incorporated and has been used in the compilation of databases used for the resource evaluation being reported herein.

These are principally, Bukit Young Gold Mines, who mined Tai Parit, BYG pit, Taiton, Umbut and a number of other deposits in the district. They had their own mine laboratory which they used for general assaying and grade control work.

Subsequent companies such as Gencor at Jugan, Renison Goldfields, BYGS/Menzies Gold all used this laboratory to varying degrees, but with rigorous check assaying and use of alternative laboratories in some instances.

12.2    Prior to 2007

•	Sample Preparation

Early sample preparation was carried out by BYG. It is difficult to say what the precise procedures were at the time however; examination of the vast drill log database shows that samples of drill core were collected based on geology and mineralised intervals in the core. This core was split with a sample splitter up until the early 1990’s after which diamond core saws were used. The authors have authenticated this from their own observations of remaining core.

RGC and Gencor are/were reputable international companies. RGC set up the current sample preparation facility and some of the current NBG staff were trained by them. The authors have no reason to believe that these companies did not use systematic and representative sampling methods.

Examination of Menzies Gold’s records show that they had a rigorous and systematic sample collecting methodology in place for their largely RC drill programme. They prepared their samples at the sample preparation facility on site.

•	Assaying

Initially, BYG set up the mine site laboratory with an AAS facility only. This was later expanded to include classical fire assay and then fire assay with an AAS finish. The authors have reviewed many thousands of original assay records from the BYG drill holes. During the 1980’s samples were generally reported in pennyweights and issues arose with conversions factors to grams per tonne.

Once the refractory nature of the gold at Bau was recognized, BYG routinely did a fire assay, a fire assay after roasting for either 0.5 hrs or 1 hour.

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RGC and Gencor used commercial laboratories outside the BYG laboratory and had their own systems of QAQC that were to industry standards of the 1990’s. The authors have reviewed the data captured from their work and viewed original assay records and have not seen any evidence to doubt the validity of the geochemical results.

BYGS/Menzies Gold initially assayed all their samples through the BYG laboratory but after becoming aware of contamination of their samples from grade control sampling at the Tai Parit mine, they used Assaycorp in Australia and later in Kuching.

•	Quality Assurance & Quality Control

BYG operated the mine laboratory essentially for grade control and exploration assaying purposes. Issues arose with some of the early assay data. Other companies that used the laboratory, such as Renison and Menzies carried out their own QAQC of the laboratory and produced validated in their respective databases.

TMCSA have reviewed much if the original data and discuss this in Chapter 13.

Gencor and RGC used their own protocols of duplicates, standards, blanks and umpires.

BYGS/ Menzies Gold had a rigorous QAQC protocol. This included:

1.	Duplicate sampling to check sample preparation and precision;
2.	Repeat sampling by the primary laboratory to check lab precision;
3.	Comparison of the 4 metre composite sampling against the 1 metre sample average over the 4 metre interval;
4.	Umpire sampling at a laboratory independent of the main assay laboratory;
5.	Insertion of certified standards;
6.	Insertion of silica blanks to check on contamination and instrument drift.

Menzies had identified an issue with contamination of their RC samples in the BYG lab, especially at the lower range of assay values. Thereafter Menzies used the BYG lab for their 4 metre composite samples only and sent any samples assaying more than 0.5 g/t Au to Assaycorp in Australia and later in Kuching. They used McPhar, Analabs and Inchape laboratories for umpire sampling and QAQC.

Issues were also raised with potential smearing of values in the RC drilling at Pejiru when comparative results between twinned diamond and RC holes were examined, especially below the water table. Mustard 1996 evaluated the issue and concluded that the amount of smearing was not significant.

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The authors take the view that this issue remains unresolved and therefore is one reason why the resources at Pejiru have been categorized as Inferred.

•	Security

The sampling procedures and handling protocols were managed by the various companies operating at Bau. From the investigations made by the authors there is no reason to suspect that samples were systematically or deliberately tampered with.

12.3    North Borneo Gold since 2007

•	General

North Borneo Gold prepares their samples at the former BYG sample preparation facility. NBG have refurbished this facility and all samples since 2007 have been prepared here prior to shipment overseas for analysis.

•	Sample Preparation

The core to be sampled is selected using the protocols described in Section 11.2. The core is sawn by diamond saw or split (where too soft to cut) into approximately equal halves with one half sent for analysis and the remaining half labelled and retained in core boxes for future reference. The geologist logging the core supervises core cutting and ensures that the core is cut along the apex of any veins or significant mineralized structure to prevent bias.

Each sample of core is assigned a unique sample number from the pre-printed sample tickets. Sample preparation consists of essentially 6 steps:

1.	Place core/rock sample into numbered metal trays
2.	Dry in a gas fired oven at 100 – 120 °C
3.	Primary Crush to approx 8 mm top size
4.	Secondary Crushing to approx 80% passing minus 2 mm
5.	Splitting to the required weight for pulverizing
6.	Pulverising using either an Essa LM1/B2000 mill combination or and Essa LM3 Mill to produce a pulp of approximately 90% passing 75 microns.

The required pulp specification is approximately 90% passing 75 microns, prepared from a sufficiently large and finely crushed sub samples as to be representative of the whole sample taking into consideration likely gold sizing and grades. The following flow sheet is the standard used but may be varied if for example there is likely to be visible gold. Not usually an issue at Bau.

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Standard Sample Preparation Flowsheet
for
Rocks & Drill Core (not containing visible gold)

Total Sample
|
Dryer
|
Jaques Crusher
|
Altec Crusher 1st Pass
|
Altec Crusher 2nd Pass
|
Sample Splitter - repeat splitting till
|                         |
+750g  approx.         Remainder of crushings
|                                                        |
LM1/B2000 4 minutes.                    Return to original sample bag
|                       |                                                           |
150g approx.   Remainder of pulp.                Store till results known
to laboratory                                                    store for future use

One sample is sent for assay and the remainder of the pulp retained as a duplicate. The crushings not sent for assay are also retained on site for future reference and check assaying etc.

The third and final sample ticket remains in the sample ticket book with the drillhole number and metrages filled in.

Sealed sample bags are placed in durable plastic bags of around 30 samples each for shipment to the laboratory. The geologist sending the sample shipment keeps a record of all samples shipped. The samples are transported to Kuching by road and dispatched by DHL to Mineral Assay and Services Co. Limited’s (MAS) laboratory in Bangkok, Thailand. Assay results are then electronically distributed to authorized personnel and a hard copy of Assay Certificates is sent to NBG’s office in Kuching.

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•	Assaying

Samples are assayed at MAS Laboratory in Bangkok, Thailand. The Thailand Department of Industrial Works and Ministry of Industry certify the MAS laboratory. Upon receipt, samples are sorted, inspected, logged and dried (if necessary and/or requested).

Gold is assayed by fire assay using a 50 gram charge with an Atomic Absorption Spectophotometric (AAS) finish, (detection limit 0.02 g/t Au).

The Laboratory inserts its own certified control standard at random in each batch of approximately 30 samples. In addition, the laboratory re-assays every 10th sample.

A suite of 7 elements have generally been determined by ICP analyses from selected mineralized intervals are carried out on a routine basis. These elements are: Ag, As, Cu, Mo, Pb, Sb and Zn.

12.4    Quality Assurance and Quality Control

•	Geochemical Standards

During the drill and sampling program since 2007 NBG introduced a “standard” from a homogenized mineralised sample for which they had a reasonable degree of confidence in it s gold value, however was not a certified standard. The assay results from this NBG “standard” are shown in Figure 18 - North Borneo Gold "Standard".

Figure 18 - North Borneo Gold "Standard"

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The 120 plus NBG standard analysed gave a mean of 10.645 g/t Au with a standard deviation of 0.288 g/t Au. Apart from 4 samples all results lie within the 95 percentile.

Reliance for assay integrity was largely placed on the protocols adopted by the MAS.

Figure 19 - Assay Values for MAS Standard ST-04/6369 and Figure 20 - Assay Values for MAS Standard ST-04/9210 show the gold scatter plots of the standards used by MAS during 2007 to 2009.

Figure 19 - Assay Values for MAS Standard ST-04/6369

Figure 20 - Assay Values for MAS Standard ST-04/9210

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•	Duplicates

As part of NBG’s quality control procedure, duplicates of the pulps were retrospectively analysed at intervals of every 10 samples from the NBG database. Each duplicate sample is assigned a unique number that can be related to the primary sample number and tracked.

The succeeding figure (Figure 21 - Logarithmic Correlation of Original and Laboratory Repeat Samples), illustrates the logarithmic plots of the NBG duplicates verses the laboratory duplicates. Logarithmic plotting was used instead of linear correlation because of tight spacing among sample points making linear graph ineffective for interpretation and presentation. The red line shows the ideal trend line for a perfect original-duplicate sample result, derived from the equation y=mx+b where m is the slope which is equal to one and b is the y-intercept equal to zero.

Figure 21 - Logarithmic Correlation of Original and Laboratory Repeat Samples

Sample points for the duplicates show a good correlation between the original and replicate samples. The distribution is nearly patterned to the ideal linear trend line, with few sporadically scattered points but still close to the line. Grades in the lower limits, however, show more sample dispersion signifying lesser replication of grades of the original samples. The higher variation between the original and duplicate grades of samples within this zone can be considered normal, since this is already near and within the detection limit zone.

•	Blanks

NBG did not use blank samples and relied on the laboratory QAQC procedures.

In the programme going forward blank samples will be routinely inserted.

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•	Umpire Sampling

Umpire samples were not routinely collected through the programme however in the case of Jugan all holes drilled by NBG and assayed at MAS were reassayed by ALS in Orange, NSW, Australia which is an accredited laboratory and can be used as an umpire population to give a reasonable appreciation of any major issues with the precision and accuracy of MAS.

Figure 22 - Logarithmic Plot of Correlation between MAS Original Samples & ALS Umpires shows reasonable correlation between MAS and ALS for NBG drillholes JUDDH-01 to JUDDH-05.

Figure 22 - Logarithmic Plot of Correlation between MAS Original Samples & ALS Umpires
•	Security

During the diamond drilling program since 2007, all drill core has been removed from drilling sites to secure sample preparation facilities at the field office in Bau as soon as practical under the supervision of the site geological staff.

The core logging and sample preparation areas are manned during working hours and have security patrols at night. The sample preparation and logging area are under the supervision of the senior site geologist, junior geologist and senior sample preparation staff. The Company employs on site security personnel and only authorised persons may enter the compound.

All samples are packaged in sealed plastic bags. These sealed bags are then transported to Kuching, received by NBG staff in Kuching accompanied with sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger. They are then air freighted using DHL to the MAS laboratory in Bangkok, Thailand or other laboratories as appropriate. The laboratory is required to notify NBG if the samples do not arrive with the NBG seals intact and to retain all seals so that a probable Chain of Custody is available.

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Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures

The authors consider that the sampling, sample preparation, security and analytical procedures and results detailed in this report by and undertaken by NBG have been carried out in a systematic and secure manner; however, there are some short comings with respect to independent check procedures and use of certified standards by the company. The internal QAQC carried out by the laboratories concerned show conformance with accepted industry standards and while there are shortcomings on past NBG QAQC procedures the authors accept that the data is valid for the purposes being used in this report.

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13.0    DATA VERIFICATION

13.1    General

The extensive site visits conducted by Terra Mining Consultants and Stevens & Associates have included visiting all major prospects that have been included in the resource estimates, a number of checks on data verification including visiting drill sites and key geological, reviewing existing reports on geology and mineralization and observing that the data fits the current mineralization and geological models for consistency with the resource modelling.

Exploration by BYG and its partner companies since the 1980’s has produced a wealth of geological and geochemical data. Much of this is still intact and has been largely preserved by BYG, so while there were inconsistencies and errors found these have mostly been able to be verified, corrected or discarded as the case may be.

13.2    Survey Control

It became apparent early on in the collation of data for the resource modeling that there were issues with the survey control for the Bau project. These largely stemmed from the use of various datum’s and local grids for each project by past explorers. Issues encountered included drill holes collar coordinates in the database with elevation differences of tens of metres yet on the ground at the same position, rotational errors with azimuth not consistently accounting for magnetic north/true north/grid north variations.

Menzies established their own datum based on UTM coordinates; however the parameters and conversions for this were found to be inconsistent and could not be duplicated.

Existing DEM and DTM models were mainly 10 metre or 20 metre contour intervals and accurate to +/- 10 metres in elevation. This has lead to smoothing of the topography to the extent that drill holes could not be projected accurately to the surface in many instances.

In order to overcome these issues TMCSA decided to utilize existing aerial photography, establish survey control points and produce a DEM. The survey work was carried out by Resource Surveys Services, registered surveyors in Kuching. A number of survey control points were established at locations present at the time the air photos were taken and that could be verified today. In addition they surveyed a number of drill holes including all of NBG’s drill holes. Data was captured in BRSO survey coordinates and converted to UTM coordinates. Elevations have been left as BRSO as there are no consistent control points for accurate conversion to UTM.

These control points were used by Precision Aerial Surveys of Auckland, New Zealand to produce a DEM to 1-2 metre accuracy. There are still some issues as the model is still a DEM but for the purposes of the resource modeling the elevation data now is far closer to reality than previously.

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In addition, BYG had retained all the original hard copy survey records so it has been possible to reconstruct the BYG original survey control, done by traditional survey methods, establish local grid and BRSO and UTM coordinates for the same control points, drillholes, etc. and convert the old local grids to UTM. Where the orebody outcrops the ground surveyed topography has been used as collected by Resource Surveys or previous registered surveyors.

13.3    Drillhole & Sample Location

Drillhole locations have been inspected by TMCSA. All NBG holes have been surveyed by registered surveyors. All NBG holes inspected had the collars set in concrete with the drillhole number, depth, declination, and start and completion date recorded. A selection of drill holes from past drilling campaigns have been checked using hand held GPS. Small discrepancies between the GPS readings and the surveyed positions in the database were consistent with accuracy limits of the handheld GPS.

Previous drillholes were captured by the mine surveyors during the BYG period and these drillholes have been converted from the local grid using the same survey control pegs whose coordinates have been verified by Resource Surveys the registered surveyors. These drillhole positions have also been cross-checked where available and are within reasonable tolerances.

With the recent survey work TMCSA have a greater level of confidence on drillhole locations for all phases of past work than previously available.

13.4    Geological Logging

Representative drill core from all the prospects used in the resource modeling have been reviewed by TMCSA with drill core being compared with lithological descriptions in the drill logs. These were then checked against the lithological data entered into the database for the geological modelling.

Core logging has generally been descriptive and captured onto paper logs by all companies that have worked at Bau to date.

Menzies and RGC coded the paper logs and entered this coded data into geological databases.

Menzies captured the geological descriptions of their RC chip sampling on to paper logs. TMCSA reviewed these and have found them generally consistent and with geological descriptions generally correlating with geochemistry.

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TMCSA are satisfied that the drill hole logging has been carried out in a professional manner, the data recorded and entered consistently into the database and is to accepted industry standards.

13.5    Sample Data Verification

NBG store all original signed assay sheets from its programs on the site office in Bau. These are in cupboards in an office complex that is locked outside work hours and with security guards on the premises.

In addition, all historic paper records including dispatch sheets, original signed assay result sheets, and geological logs are stored in the same premises.

TMCSA have used these records extensively for checking and validating the databases. They have checked these against physical drill core from current and historic drill holes.

TMCSA are confident that the sample data has been verified to an acceptable level of confidence. Issues remain with some of the early fire assay data from the BYG laboratory where issues arose on converting from pennyweights to grams, and with the background/detection limits used. However, in most cases TMCSA have taken a conservative approach and generally where there are issues with fire assay data have used AAS data instead. In many cases the average grades of the AAS assays are less than those of the corresponding fire assay. Later assaying by the BYG laboratory has been independently checked by RGC and Menzies and issues identified, remedied or other independent and certified laboratories used.

NBG have used MAS in Thailand and ALS in Australia and TMCSA’s investigations show this sample data to be valid.

13.6    Database Validation

The following validation process was carried out on the primary data. Aspects of this are described in more detail in Chapter 16 in relation to the resource modeling and using validation tools within the geological and mine modelling software.

1.	Take existing Access Database copy out relevant tables to Excel format on a project by project basis.

2.	Compile all recent data not in current database into project database, e.g. NBG data

3.	Check data for collar, surveys against original survey data sheets, check for duplication, omissions etc.

4.	Check assay data in database against original data from logs/assay sheets for Menzies/RGC/Gencor data.

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5.
For BYG drill assay data, compile data in the existing database, enter primary data from original laboratory assay certificates if available and/or from hand entered data from drill logs, including fire assay, roasted fire assay, AAS, roasted AAS into separate columns. Compare with data in Access database, correct omissions, errors etc, derive an accepted value for the interval to use for the modeling.

6.
Geological logs: check codes on Access database, copy to excel on project by project basis. Modify codes where necessary; develop consistent coding system based on the existing Menzies coding system. Capture data from NBG paper logs into new database for each project modeled.

Overall some 1,614 holes within the resource areas modeled were validated in terms of collar, survey, geology, density, assay values and intervals. This included validation of 63,694 drill hole assay records and 1,610 channel/trench assay records.

Issues and errors found include missing assay data, missing drill collars, mis-plotted drillholes, different drill holes with same collar and survey data, etc. and these were systematically reviewed, rectified where possible or discarded if the data could not be verified of rectified.

As part of the validation process TMCSA collected representative samples from drill core of several projects and had them analysed independently at SGS Waihi, New Zealand in the case of core from Jugan, Pejiru and Sirenggok.

At Taiton, as this was a new project that had not been modeled previously samples were collected from several historic holes at Taiton A, Bungaat and Tabai. These were selected by the authors using drill logs and assay data and physical examination. The remaining core was ¼ cut using a diamond saw and prepared in the sample preparation facility on site and sent to MAS for analysis.

Table 21 - SGS Check Verses Original Assays for Selected Drillholes show the comparative results of representative samples selected from Sirenggok, Jugan and Pejiru that were check assayed at Waihi, New Zealand.

Table 21 - SGS Check Verses Original Assays for Selected Drillholes

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In the case of Waihi samples above the results are reasonably consistent and the variations are likely to be with the fact that ¼ core was chosen and reflects natural in homogeneity in the rock samples.

Table 22 - Selected Assay Intervals from Taiton Database and Table 23 - Taiton Check Sampling Statistics below show the check sampling results for Taiton.

BHID	FROM	TO	ORIGINAL SAMPLE NO	CHECK SAMPLE NO	ORIG. AU G/T	CHECK AU G/T	AREA
DDH104-36	17.90	18.75	BKTT480	232435	1.09	1.03	Overhead Tunnel
DDH104-36	18.75	19.65	BKTT481	232436	0.62	1.12	Overhead Tunnel
DDH104-36	22.45	22.75	BKTT483	232437	1.09	0.45	Overhead Tunnel
DDH104-36	22.75	23.00	BKTT484	232438	8.86	11.1	Overhead Tunnel
DDH104-36	23.00	23.80	BKTT485	232439	0.16	0.5	Overhead Tunnel
DDH104-36	23.80	24.00	BKTT486	232440	0.78	1.2	Overhead Tunnel
DDH104-162	34.55	35.55	2138	232441	0.75	0.13	Overhead Tunnel
DDH104-162	35.55	36.55	2139	232442	1.47	1.43	Overhead Tunnel
DDH104-162	36.55	38.55	2142	232443	9.43	6.75	Overhead Tunnel
DDH104-162	38.55	39.55	2143	232444	1.53	0.62	Overhead Tunnel
DDH104-162	39.55	40.55	2144	232446	1.08	0.15	Overhead Tunnel
DDH104-162	40.55	41.55	2145	232447	1.58	0.29	Overhead Tunnel
DDH104-162	41.55	45.55	2146	232448	1.80	0.59	Overhead Tunnel
DDH104-162	45.55	46.55	2147	232449	1.80	0.39	Overhead Tunnel
DDH104-18	0.00	1.54	BKTT284	232450	2.49	4.98	Bungaat
DDH104-18	1.54	3.08	BKTT285	232451	5.60	1.86	Bungaat
DDH104-18	3.08	4.62	BKTT286	232452	6.84	4.09	Bungaat
DDH104-18	4.62	5.20	BKTT287	232453	0.93	1.61	Bungaat
DDH104-18	5.20	6.60	BKTT288	232454	7.78	7.36	Bungaat
DDH104-18	6.60	7.40	BKTT289	232455	0.47	0.30	Bungaat
DDH104-18	7.40	9.00	BKTT290	232457	0.78	0.86	Bungaat
DDH104-18	9.00	9.45	BKTT291	232458	2.18	2.12	Bungaat
DDH104-143	30.74	32.05	321	232459	20.25	9.08	Taiton A
DDH104-143	32.05	33.63	322	232460	17.62	21.60	Taiton A
DDH104-143	33.63	34.67	323	232461	4.92	23.20	Taiton A
DDH104-143	34.67	35.98	333	232462	10.93	11.50	Taiton A
DDH104-143	35.98	37.29	334	232463	9.81	5.76	Taiton A
DDH104-143	37.29	38.60	335	232464	3.32	1.35	Taiton A
DDH104-144	28.06	29.12	445	232465	11.61	13.20	Taiton A
DDH104-144	29.12	30.18	445	232466	17.80	20.00	Taiton A
DDH104-144	30.18	31.24	447	232468	29.01	20.20	Taiton A
DDH104-144	31.24	32.30	448	232469	2.07	2.16	Taiton A
DDH104-112	0.00	1.50	BKTT1571	232470	1.36	1.53	Tabai
DDH104-112	1.50	3.00	BKTT1572	232471	7.14	11.80	Tabai
DDH104-112	3.00	5.00	BKTT1573	232472	32.98	24.40	Tabai
DDH104-112	5.00	6.20	BKTT1574	232473	56.78	45.60	Tabai
DDH104-112	6.20	7.00	BKTT1575	232474	63.92	45.20	Tabai
DDH104-112	7.00	8.50	BKTT1576	232475	87.04	69.20	Tabai
DDH104-112	8.50	9.20	BKTT1577	232476	106.08	89.20	Tabai
DDH104-112	9.20	11.90	BKTT1578	232477	0.68	0.32	Tabai
DDH104-112	11.90	13.50	BKTT1579	232479	0.68	0.49	Tabai
DDH104-112	13.50	15.30	BKTT1580	232480	1.72	1.54	Tabai
DDH104-112	15.30	16.10		232481		0.19	Tabai
DDH104-123	1.30	2.30	BKTT1778	232482	4.46	3.08	Tabai
DDH104-123	2.30	4.00	BKTT1779	232483	12.56	5.56	Tabai
DDH104-123	4.00	5.50	BKTT1780	232484	2.10	0.58	Tabai
DDH104-123	5.50	7.60	BKTT1781	232485	3.21	0.42	Tabai
DDH104-123	7.60	9.10	BKTT1782	232486	3.07	1.14	Tabai
DDH104-123	9.10	10.60	BKTT1783	232487	2.80	10.10	Tabai
DDH104-123	10.60	12.10	BKTT1784	232488	5.14	7.08	Tabai
DDH104-123	12.10	13.60	BKTT1785	232490	12.00	18.70	Tabai
DDH104-123	13.60	15.10	BKTT1786	232491	6.85	7.27	Tabai
Table 22 - Selected Assay Intervals from Taiton Database

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Table 23 - Taiton Check Sampling Statistics

General observations with the Taiton data are that data range is higher in the original samples than in the check samples, but overall where there are high values in the original data there are high values in the check data. The samples were of ¼ cores from BQ sized core, whereas the original samples were ½ BQ. The aim of the check sampling was determine in the first instance that the gold content of the core was real. Similar orders of magnitude in comparative samples are generally observed.

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From the database validation carried out, TMCSA are satisfied with the data integrity used in the resource modelling. Other database validation is covered in Chapter 16 of this report.

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14.0	ADJACENT PROPERTIES

There are no known significant producing properties adjacent to or near the Bau Gold property. North Borneo Gold Sdn Bhd is the only significant explorer in the Bau Goldfield.

The most significant adjoining mine is the now abandoned Lucky Hill Mine which was mined primarily for antimony but with reported high gold. There are no known production records available for this deposit which is part of the vein systems in the Krian area, near Bau.

The nearest properties with significant production history are in Kalimantan. These include the now closed Kelian Gold Mine, mined by CRA which produced approximately 176 tonnes of gold from and inventory of 245 tonnes, and the Mt Muro Mine in central Kalimantan which is operated by Straits Resources and has a gold resource inventory of approximately 2 Moz (2009 Annual report, Straits Resources Limited).

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15.0    MINERAL PROCESSING & METALLURGICAL TESTING

15.1    Introduction

A variety of metallurgical testwork and studies has been undertaken on some of the deposits to some level. These were the Jugan and Pejiru deposits only. A summary of the testwork and studies completed to date is included below.

15.2    Metallurgical Testwork

Orway Mineral Consultants (Orway) have summarised the metallurgical testwork to date in the report “Bau Refractory Gold Ore Project Metallurgical Testwork”, Orway Mineral Consultants, October 2008. Portions of that summary have been extracted and are included and summarised in this section. Orway undertook no testwork and the information listed below is purely a reasonable summary of the work previously done by others. Orway’s summary is included as the authors have determined that it is a professional and reasonable summary of metallurgical testwork to date. Extracts from the Orway report are shown in italic font and are direct extracts with no editing other than formatting for this report.

15.2.1    Historical Metallurgical Testwork

Six previous metallurgical reports, detailing metallurgical testwork, have been compiled for previous companies working on the Bau Gold Project. The reports are for work on the Jugan and Pejiru deposits only and do not include Sirenggok. These are listed below:

•	Gravity Concentration of Bau Ore Samples, Lakefield Oretest, Report No: 8793, 23 October 2001;

•	Recovery of Gold from Bau Drill Core Samples, MIM-HRL Laboratory , Report No: 0616, 15 June 1997;

•	Flotation of Jugan Hill Core Samples, GENCOR Process Research, Report No: 94/13, 16 February 1994;

•	Bulk Sulphide Flotation Testwork Conducted Upon Samples of Ore from the Bau Gold Deposit for Menzies Gold N.L., AMMTEC Ltd., Report No: A6324, August 1998;

•	Metallurgical Testwork Conducted Upon Pejiru Composite from Bau Gold Deposit for Project Advisory Services Pty. Ltd., AMMTEC Ltd., Report No: A5487, April 1997;

•	Metallurgical Testwork Conducted Upon Jugan Composite from Bau Gold Deposit for Project Advisory Services Pty. Ltd., AMMTEC Ltd., Report No: A6324, April 1997.

The metallurgical test work for each of the above is summarised in the following sub-sections.

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15.2.1.1    Gravity Concentration of Bau Ore Samples

The testwork aimed at assessing the amenability of the ore samples to gravity concentration using a Falcon concentrator for varying grind sizes (P80 106, 75 and 53µm) and to compare the Falcon and Knelson concentrators with the Kelsey Jig to see if a positive response to gravity concentration was obtained.

Gravity tests were performed on 100 kg samples from both the Pejiru and Jugan deposits. There was no information on sampling and mineralogy but the chemical analysis of the samples was provided. The sample head grade was 3.43 g/t Au for Jugan and 3.28 g/t for Pejiru. Both samples contained arsenic and mercury.

Pejiru gravity concentration did not provide any significant upgrading and the gold recovery remained below 10% at all grind sizes. It was advised to determine the form of gold by diagnostic leaching or mineralogical investigation.

Gravity concentration was slightly more positive at 36% for Jugan ore sample with the tailings still containing 2 g/t Au. Further processing to recover gold was recommended.

Further gravity concentration investigations were abandoned.

15.2.1.2    Recovery of Gold from Bau Drill Core Samples

The aim of the testwork was to determine the flotation characteristics of the ore samples both from Pejiru and Jugan and to investigate further processing of concentrates through the Albion process. Cyanide leaching of the oxidised residues was undertaken to determine the gold and silver recoveries from the samples.

The samples were provided as half 65 mm core sections. The Jugan sample head grade was 2.36 g Au/t and 5.22 g Au/t for Pejiru. Some limited mineralogical information on these samples was also provided.

The test program covered flotation, ultrafine grinding of the concentrates, hot oxidative leaching in acidic conditions, and iron precipitation in the form of goethite from the leach liquor. Cyanidation tests were also conducted on the as received and oxidised leach residues.

The testwork program of a scoping level was designed to test the amenability of the ores to the Albion process under un-optimised and conservative conditions. Despite this, overall gold recoveries of around 85-88% were obtained.

One important outcome of this study was the flotation testwork resulting in a throwaway flotation tail for both ore samples when a proprietary reagent – MIMFloat was used. MIMFLOAT was a dithiophosphate reagent that Mintrade (a MIM chemical purchasing business) was trying to source from Sasol.

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The concentrates of both samples responded well to ultrafine grinding and did not display a high viscosity at fine grind sizes.

15.2.1.3    Flotation of Jugan Hill Core Samples

The testwork targeted maximising gold recovery into a flotation concentrate suitable for Gencor’s Biox process. Drill core samples were used in the tests and detailed information on the intervals sampled, the weight and grade of each interval were provided.

As the title implies, only samples from Jugan was tested. The head grade of the sample was 2.55 g/t Au with high arsenic content (1.24%).The testwork program covered both grinding and flotation tests. The ore sample was found to be very friable and it was advised that care should be taken in plant design with milling residence times low enough to avoid over grinding.

Approximately, 95% gold recovery to concentrate was reported for flotation. The grades of the cleaner concentrate and tails were as below:

o	Concentrate - 22.8 g/t Au; 24% S; 10.5% weight pull; 92.9 % Au recovery.

o	Tails - 0.204 g/t Au; 0.29%S; 89.5% weight pull; 7.1% Au to tails.

The suitability of the concentrate to Biox was not commented on. There was also no indication of any Biox tests conducted.

15.2.1.4    Bulk Sulphide Flotation Testwork Conducted Upon Ore from the Bau Gold Deposit

The aim of the testwork was to generate sufficient quantities of flotation concentrates for subsequent sulphide oxidation testwork.

Approximately 200 kg of Jugan and Pejiru samples were crushed to -10mm prior to delivery to Ammtec.  Details of sampling were not provided. The head grade of Jugan sample was 2.72/2.64 g Au/t Au and 6.12/6.08 g Au/t for Pejiru.

The testwork program covered bulk sulphide flotation testwork at a P80 75µm grind.

The sulphur recovery in flotation was quite high, 92.9% for Jugan and 95.62% for Pejiru. However, gold recovery was lower at 88.02% for Jugan and 71.14% for Pejiru. These results indicated that a proportion of the gold content of the ore samples is probably not associated with sulphides. This is especially significant with regards to the Pejiru ore sample which has a higher gold grade than the Jugan ore, corresponding to higher flotation tailings gold grades (the testwork tailings grade was 1.68 g Au/t).

The concentrate and tail grade obtained for Jugan and Pejiru were as below:

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o	Jugan Concentrate - 12.8 g/t Au; 13% S; Tail: 0.386 g/t Au; 0.22% S

o	Pejiru Concentrate - 64.2 g/t Au; 16.9% S; Tail: 1.68 g/t Au; 0.05% S

Cyanidation of Pejiru flotation tails reduced the residue grade to 0.962 g Au/t.

15.2.1.5    Metallurgical Testwork Conducted Upon Pejiru Composite from Bau Gold Deposit

The testwork was undertaken on core samples from the Pejiru deposit. The head grade of the sample was reported to be 5.42/5.54 g/t Au.

The testwork program covered; mineralogical analysis by scanning electron microscopy (SEM), diagnostic leach, direct cyanidation, grind and reagent optimisation for rougher flotation and cyanidation of the flotation tailings.

Pyrite was observed as the dominant mineral phase. Arsenic and stibnite are present as accessory mineral phases. No gold was detected optically or by a brief SEM scan, indicating very fine gold occurrences as inclusions in arsenical pyrite and arsenopyrite minerals.

The diagnostic leaching showed the sample leached had 16.48% free gold, 18.37% gold locked in arsenopyrite, 41.99% locked in pyrite and 23.16% gold encapsulated by silica.

Direct cyanidation of the ore sample recovered only 15.33% of the gold.

Sulphur flotation recoveries were high being in excess of 98% for all the grind sizes tested. Gold recoveries were lower between 30-40%. The arsenic and mercury content of the concentrates was high reaching 2.84% and 107ppm. Gold and sulphur flotation kinetics were moderate.

Cyanidation of flotation tailings at P80 75µm with a gold grade of 1.13 g/t recovered only 30.66% of the gold. Low reagent consumptions indicated cyanocides and other cyanide consuming species have been removed via flotation of a sulphide bearing concentrate.

Flotation reagent optimisation tests on the P80 75µm material resulted in concentrate grades of 64.48 - 81.96 g/t Au.

15.2.1.6    Metallurgical Testwork Conducted Upon Jugan Composite from Bau Gold Deposit

The testwork used drill core samples from Jugan deposit. The head grade of the sample was reported to be 2.35/2.42 g Au/t.

The testwork program covered: mineralogical analysis by SEM, diagnostic leach, direct cyanidation, grind and reagent optimisation for rougher flotation and cyanidation of the flotation tailings.

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Pyrite and arsenopyrite were the major mineral phases. There were trace presences of tetrahedrite, stibnite, sphalerite and carbon. No gold was detected optically indicating gold is present as sub-microscopic or as solid solution particles in the arsenopyrite and pyrite minerals.

The diagnostic leaching showed the sample leached had 0.66% free gold, 69.38% gold locked in arsenopyrite, 25.19% locked in pyrite and 4.77% gold encapsulated by silica.

Direct cyanidation of the ore sample recovered only 0.62% of the gold.

Gold and sulphur recoveries were high; however the concentrate mass recovery was also very high, at almost 40%. This high mass pull coupled with slow flotation kinetics indicates the presence of slimes which act as inhibitor preventing xanthate collector attachment to sulphide surfaces. As incremental additions of PAX were made and more slimes were recovered the collector attachment rate to sulphide minerals has increased resulting in increased gold and sulphur extraction levels.

Sulphur and gold extraction kinetics were slow due to the inhibiting effects of slimes. Incremental dosage of flotation reagents must be employed with the Jugan ore types. An investigation of desliming and its effects on gold and sulphur extraction kinetics to bring more light on this issue was recommended.

Cyanidation of flotation tailings of P80 75µm with a gold grade of 0.22 g/t recovered only 6.67% of the gold. Low reagent consumptions indicated cyanocides and other cyanide consuming species have been removed via flotation of a sulphide bearing concentrate.

Reagent flotation optimisation tests on the P80 75µm material resulted in concentrate grades of 87.69 - 96.12 g/t Au.

15.2.2    Summary of Historical Metallurgical Testwork

Orway have summarised some additional information relating to the testwork and these are listed in the following sub-sections.

15.2.2.1    Chemical Composition of Jugan and Pejiru Ore Samples Tested

Table 24 - Chemical Assays of the Jugan Ore Samples used in Metallurgical Testwork and Table 25 - Chemical Assays of the Pejiru Ore Samples used in Metallurgical Testwork cover the available chemical assays of the Jugan and Pejiru ore samples used in metallurgical testwork. Chemical assays reported for both ore samples showed variations in each report. However, it is possible to see that the Pejiru ore has a higher grade as compared to Jugan. While Jugan has a higher arsenic content Pejiru had higher mercury levels. Pejiru seemed to contain more carbon (with a small organic carbon component) than Jugan.

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Element	Reference 5	Reference 6	Reference 7	Reference 8	Reference 10
Au	3.43 g/t	2.36 g/t	2.55 g/t	2.72/2.74 g/t	2.35/2.42 g/t
Ag	-	5 g/t	-	0.2 g/t	0.1/0.1 g/t
As	1.25%	0.87%	1.24%	1.32%	1.23/1.24%
Al	-	-	-	86300 g/t	91900/92000 g/t
Ba	-	-	-	295 g/t	320/313 g/t
Bi	-	-	-	<2 g/t	<5 g/t
Ctotal	-	-	-	-	1.68/1.67%
Corganic	-	-	-	0.187%	0.22/0.251%
Ca	-	-	-	2.36%	2.94/2.87%
Cd	-	-	-	3 g/t	<2 g/t
Co	-	-	-	17 g/t	19 g/t
CO3-2	-	-	7.26%	-	-
Cr	-	-	-	44 g/t	35/32 g/t
Cu	-	-	-	28 g/t	29/27 g/t
Fe	-	4.19%	3.98%	4.72%	4.87/4.57%
Hg	0.25 g/t	-	-	0.1 g/t	0.09/0.072 g/t
K	-	-	-	24900 g/t	24300/24200 g/t
Li	-	-	-	4 g/t	8 g/t
Mg	-	-	-	8107 g/t	9390/9100 g/t
Mn	-	-	-	802 g/t	1170/1089 g/t
Mo	-	-	-	<5 g/t	<5 g/t
Na	-	-	-	1598 g/t	1704/1650 g/t
Ni	-	-	-	19 g/t	19/16 g/t
P	-	-	-	354 g/t	426/380 g/t
Pb	-	-	-	30 g/t	29/28 g/t
Stotal	2.6%	3.09%	-	2.6%	2.87/2.82%
Ssulphide	-	-	2.93%	-	2.82/2.76%
Sr	-	-	-	189 g/t	239/235 g/t
Ti	-	-	-	3015 g/t	3100/3164 g/t
V	-	-	-	88 g/t	105/100 g/t
Y	-	-	-	4 g/t	8 g/t
Zn	-	-		209 g/t	186/185 g/t
Zr	-			15 g/t	23/30 g/t

Table 24 - Chemical Assays of the Jugan Ore Samples used in Metallurgical Testwork

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Element	Reference 5	Reference 6	Reference 8	Reference 9
Au	3.28 g/t	5.22 g/t	6.12/6.08 g/t	5.42/5.54 g/t
Ag	-	5.1 g/t	1.8/1.7 g/t	1.6/1.6 g/t
As	0.6%	<0.1%	2850/2825 g/t	2642/2611 g/t
Al	-	-	2786/2964 g/t	2462/2430 g/t
Ba	2.9%	-	5/5 g/t	5 g/t
Bi	-	5.1 g/t	<2 g/t	<5 g/t
Ctotal	-	1.59%	-	9.48/9.77%
Corganic	-	-	0.068/0.065%	0.053/0.059%
Ca	-	-	31.6/31.2%	15.9/16.0%
Cd	-	-	<2 g/t	<2 g/t
Co	-	-	<5 g/t	<5 g/t
Cr	-	-	12/14 g/t	10/11 g/t
Cu	-	-	7/7 g/t	5/4 g/t
Fe	-	1.59%	1.53/1.52%	1.11/1.13%
Hg	46.7 g/t	-	22.0/22.3 g/t	31/34 g/t
K	-	-	118/74 g/t	104/97 g/t
Li	-	-	<2 g/t	<2 g/t
Mg	-	-	419/438 g/t	399/413 g/t
Mn	-	-	483/479 g/t	469/483 g/t
Mo	-	-	<5 g/t	<5 g/t
Na	-	-	28/33 g/t	42/43 g/t
Ni	-	-	4/5 g/t	8/6 g/t
P	-	-	170/187 g/t	193/202 g/t
Pb	-	-	30/29 g/t	33/31 g/t
Stotal	2.9%	1.46%	1.28/1.24%	0.98/0.88%
Ssulphide	-	-	-	0.86/0.76%
Sr	-	-	54/59 g/t	53/52 g/t
Ti	-	-	121/129 g/t	1276/1344 g/t
V	-	-	7/7 g/t	8/9 g/t
Y	-	-	5/5 g/t	5/5 g/t
Zn	-	-	26/25 g/t	21/23 g/t
Zr	-		<5 g/t	23/30 g/t

Table 25 - Chemical Assays of the Pejiru Ore Samples used in Metallurgical Testwork

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15.2.2.2    Mineralogical Composition of Jugan and Pejiru Ore Samples Tested

References 9 and 10 indicated that the dominant mineral phase in Pejiru ore was pyrite whereas arsenopyrite was the dominating phase in Jugan ore sample.

The results of diagnostic leach studies given in these reports provided a good indication of the gold occurrence in Jugan and Pejiru ore samples used. These results are summarised below in Table 26 - Occurrence of Gold in Pejiru and Jugan Ore Samples as Established by Diagnostic Leaching.

Source	Pejiru	Jugan
Reference 9	Free Gold: 16.48% Locked in FeAsS: 18.37% Locked in FeS2: 41.99% Encapsulated in SiO2; 3.16%	-
Reference 10	-	Free Gold: 0.66% Locked in FeAsS: 69.38% Locked in FeS2: 25.19 % Encapsulated in SiO2: 4.77%

Table 26 - Occurrence of Gold in Pejiru and Jugan Ore Samples as Established by Diagnostic Leaching

Both of the samples had low free gold contents as Jugan containing less free gold than Pejiru. Both samples had pyrite and arsenopyrite as the main sulphide minerals hosting gold. Pyrite was the dominant gold hosting mineral in Pejiru ore sample whereas arsenopyrite was more abundant mineral in Jugan ore sample. A significant amount of gold was also associated with quartz in both samples.

15.2.2.3    Comminution Data on Jugan and Pejiru Ore Samples Tested

The established data on comminution characteristics of Pejiru and Jugan ores are summarised in Table 27 - Comminution Data on Pejiru and Jugan Ore Samples.

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Source	Pejiru	Jugan
Reference 9	Bond abrasion index (Ai) = 0.0616 Bond rod mill work index (kWh/t) = 11.1 Bond ball mill work index (kWh/t) = 9.7	-
Reference 10	-	Bond abrasion index (Ai) = 0.015 Bond rod mill work index (kWh/t) = 13.5 Bond ball mill work index (kWh/t) = 11.3

Table 27 - Comminution Data on Pejiru and Jugan Ore Samples

These results are characteristics of softer ores requiring low grinding energies. The abrasion index is very low.

15.2.2.4    Direct Cyanidation of Jugan and Pejiru Ore Samples

Only studies reported in References 6, 9 and 10 had data on direct cyanidation of Pejiru and Jugan ore samples. These results are summarised in Table 28 - Direct Cyanidation Results Reported for Pejiru and Jugan Ore Samples.

Source	Pejiru	Jugan
Reference 6	Au recovery: 13.4% Ag recovery: 20% NaCN Consumption: 2.6 kg/t Lime Consumption: 1.8 kg/t	Au recovery: 4.6% Ag recovery: 20% NaCN consumption: 2.2 kg/t Lime consumption: 2.3 kg/t
Reference 9	Au recovery: 15.33% NaCN consumption: 1.56 kg/t Lime consumption: 1.43 kg/t	-
Reference 10	-	Au recovery: 0.62% NaCN consumption: 1.74 kg/t Lime consumption: 1.17 kg/t

Table 28 - Direct Cyanidation Results Reported for Pejiru and Jugan Ore Samples

Both ore samples responded direct cyanidation poorly Jugan being less responsive as compared to Pejiru.

15.2.2.5    Flotation of Jugan and Pejiru Ore Samples

Reported flotation test results both on Pejiru and Jugan ore samples are summarised below in Table 29 - Flotation Test Results for Pejiru and Jugan Ore Samples.

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Source	Pejiru	Jugan
Reference 6	19.7 g Au/t in con; 0.606 g Au/t in tails; 91.2 % Au rec Slurry density: 25% Conditioning time: 20 mins Reagents: CuSO4, SIBX, MIMFloat Cumulative flot. Time: 35 mins	8.87 g Au/t in con; 0.26 g Au/t in tails; 91.4 % Au rec Slurry density: 25% Conditioning time: 10 mins Reagents: CuSO4, SIBX, MIMFloat Cumulative flot. Time: 29 mins
Reference 7	-	Cleaner concentrate: 22.8 g Au/t; 24 % S; 10.5% wt pull; 92.9% Au rec Tails: 0.204 g Au/t; 0.29%S; 89.5 % wt pull; 7.1% Au to tails CuSO4 100 g/t; SIBX 40 g/t; Senkol294 40 g/t Flot. Time: 20 mins
Reference 8	Concentrate: 64.2 g Au/t; 16.9% S; 71.14% Au rec. Tail: 1.68 g Au/t; 0.05% S CuSO4 100 g/t; PAX per stage 20 g/t; Frother 5 g/t Flot. Time: 60-70 mins	Concentrate: 12.8 g Au/t; 13%S; 88.02% Au rec. Tail: 0.386 g Au/t; 0.22%S CuSO4 100 g/t; PAX per stage 20 g/t; Frother 5 g/t Flot. Time: 60-70 mins
Reference 9 & 10
Concentrate  Tailing

Au g/t          Au g/t

P80=106 µm     38.9                 1.25

P80=90 µm        39.5                 1.16

P80=75 µm        34.7                 1.13

P80=45 µm        29.8                 0.93

With reagent optimisation:
P80=75 µm
Concentrate: 68.48 – 81.96 g Au/t
Tails: 15.57 – 31.52 g Au/t

Reagents used: CuSO4, AP238, PAX, SEX, SIBX, Frother

Concentrate Tailing

Au g/t       Au g/t

P80=106 µm           5.87          0.512

P80=90 µm             6.40             0.23

P80=75 µm             6.27             0.22

P80=45 µm            5.80           0.234

With reagent optimisation:
P80=75 µm
Concentrate: 87.69 – 96.12 g Au/t
Tails: 3.88 – 12.31 g Au/t

Reagents used: CuSO4, AP238, PAX, SEX, SIBX, Frother

Table 29 - Flotation Test Results for Pejiru and Jugan Ore Samples

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The flotation test conditions used in all reports were different but it can be said that it is possible to produce high gold grade flotation concentrates with high gold recoveries and with acceptable tail grades under properly optimised reagent addition conditions.

15.2.3    Historical Metallurgical Testwork Conclusions and Recommendations

Orway have made some general conclusions and recommendations with respect to the historical metallurgical testwork, and these are listed below. It should be noted that this applies to the Jugan and Pejiru ore samples and does not necessarily apply to other ore deposits or styles.

15.2.3.1    Mineralogy

Optical microscopy studies on the as received ore samples and diagnostic leaching tests on the direct cyanidation tailings have been successful in establishing the gold associations in Pejiru and Jugan gold ore samples. However, these techniques were not able to detect sub-microscopic gold or gold in solid solution with arsenopyrite and pyrite minerals. It is recommended to conduct a more detailed mineralogical analysis of the samples by the use of scanning electron microscopy (SEM) and quantitative X-ray diffraction (QXRD) techniques. SEM studies can be further extended to quantify both microscopic and submicroscopic gold.

15.2.3.2    Comminution

Both Pejiru and Jugan ore samples have characteristics of softer ores requiring low grinding energies. Further comminution testwork to define the ore comminution parameters is recommended.

15.2.3.3    Gravity Concentration

Gravity concentration is not a viable option for the treatment of Pejiru and Jugan ores due to low gold recoveries and high tail grades obtained. A gravity circuit is not recommended.

15.2.3.4    Direct Cyanidation

The response of both Pejiru and Jugan ore samples to direct cyanidation was poor indicating that an oxidative process before cyanidation is required to obtain higher gold recoveries. Direct cyanidation is not recommended.

15.2.3.5    Flotation

Flotation tests on the Bau gold ore samples were successful providing high gold and sulphur recoveries with acceptable tail grades under optimum reagent addition conditions. Flotation to concentrate the gold is recommended.

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15.2.3.6    Oxidation

The only oxidation process reported on the Bau ore samples was the Albion process. Under unoptimised conditions, it was possible to obtain overall cyanidation gold recoveries of 85-88% on the oxidised residues. This made it clear that an oxidative process is required to liberate gold associated with arsenopyrite and pyrite before conventional cyanidation routes. Further oxidative testwork is recommended to pursue this recovery route.

15.2.4    Future Metallurgical Testwork

Listed below are the future testwork recommendations as set out by Orway in their report. This is currently under review by Olympus’ Group Metallurgist but has been included for completeness.

A scoping level laboratory testwork program is recommended and has been prepared for the treatment of low grade and refractory Bau gold ore samples based on the historical metallurgical testwork review on Pejiru and Jugan ore samples and the available processes for the treatment of these kind of ores. The program and its cost are included in Appendix 3. The program basically consists of mineralogical investigations, comminution, flotation and alternative oxidative processes followed by cyanidation tests.  The basic components of the program are summarised below;

Sampling Requirements

A master composite sample of 500 kg from Pejiru and 300 kg from Jugan is required for comminution and flotation testwork to establish the comminution characteristics of the samples and to produce concentrates for the oxidation testwork to assess different options. At this development stage, the ore samples will be tested separately without any blending.

Comminution Testwork

The following testwork is required to establish the comminution characteristics of the ore samples;

o	Unconfined compressive strength (UCS)

o	SMC testwork, JK parameters

o	Bond abrasion index determination, Ai

o	Bond rod mill work index determination, BWi

o	Bond ball mill work index determination, RWi

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Chemical Assaying

The samples will be analysed for a broader range of elements.  Gold analysis will be in duplicate.

Mineralogical Examinations

Mineralogical investigation of the samples will be performed by optical microscopy. Diagnostic leach tests will also be performed on the direct cyanidation residues. A more detailed mineralogical examination of the samples can be performed by scanning electron microscopy (SEM) especially to quantify microscopic and submicroscopic gold.

Direct Cyanidation

Direct cyanidation response of the ore samples will be established under defined conditions to confirm the low response to cyanidation. The residues from cyanidation will be subjected to diagnostic leaching to establish gold associations with pyrite and arsenopyrite.

Ore Concentration by Flotation

Flotation tests will be conducted to establish the optimum process conditions and to produce concentrates for the oxidation testwork.

Oxidation Process

The following alternative oxidative processes are proposed to be tested on the flotation concentrates in parallel;

o	Pressure oxidation (POX)

o	Bacterial oxidation (BIOX)

o	GeoCoat

o	Albion Process

The oxidation residues from these tests will be used for the cyanidation tests under the same conditions to provide a base for comparison. The GeoCoat and the Albion testwork programs will be run by their technology providers.

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16.0    MINERAL RESOURCE & MINERAL RESERVE ESTIMATES

16.1    Introduction

Terra Mining Consultants/Stevens & Associates with the assistance of Olympus and North Borneo Gold personnel has carried out a resource update assessment at the Bau Project. Geological and resource modelling was undertaken at Jugan, Sirenggok, Taiton sector, Pejiru sector and Bekajang-Krian sector. The Taiton sector encompasses the Taiton A, Taiton B (excluding the underground deposit), Tabai and the Overhead Tunnel deposits. The Pejiru sector encompasses the Pejiru-Bogag, Pejiru Extension, Boring and Kapor deposits. The Bekajang-Krian sector encompasses the Bekajang North, Bekajang South, Johara, Karang Bila and BYG-Krian deposits. Jugan and Sirenggok are individual deposits in their own right.

The updated resource is based on a review, validation and incorporation of all historic and recent drilling within the above areas; including geological re-interpretation. Estimation has been undertaken for gold only. A summary of resource totals by Resource Category is shown in Table 31 - Resource Update Summary by Category (June 2010) and these updated resources by area/sector and deposit are also shown in Table 30 - Resource Update Summary by Sector/Area & Deposit (June 2010) below.

Table 30 - Resource Update Summary by Sector/Area & Deposit (June 2010)

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Table 31 - Resource Update Summary by Category (June 2010)

Terra Mining Consultants/Stevens & Associates have classified the defined mineralization according to the definitions of National Instrument 43-101 and the Australasian Institute of Mining & Metallurgy’s JORC Code 2004.

For the purposes of the report the relevant AusIMM definitions used for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004) are listed below along with the comparative C.I.M.M. Standards.

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

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AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

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AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
A ‘Probable Ore Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proved Ore Reserve’ is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Table 32 - AusIMM & CIM Comparative Resource/Reserve Definitions

Each of the areas/sectors and/or the deposits therein are discussed in more detail in the following sections.

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16.2    Jugan

16.2.1    General

The Jugan deposit is situated approximately 7 kilometres north of the town of Bau and is a single deposit outcropping as a small hillock.

The resource assessment conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of previous resource estimate work and geological interpretations;

•	Review and validation of the current resource database and associated data;

•	Review, capture and validation of information and data not captured in the above database (hardcopy format) including other digital data;

•	Combining the above data into a clean and validated resource database with associated data being verified;

•	Analysis and assessment of the resource data;

•	Geological modelling and interpretation of the resource;

•	Resource estimation work to determine the mineral resource using 3 different estimation techniques;

All data used for this resource update was supplied or sourced by Olympus/North Borneo Gold or determined by Terra Mining Consultants/Stevens & Associates from available information. An extensive data validation, cross checking and rectification process was undertaken prior to all resource modelling to verify all data and sources as best as possible, particularly with respect to the historic data.

Historical documents and reports were reviewed as part of the resource update and these are listed below and in Section 20 – References. Additionally, numerous notes, plans, sections, memoranda and other documents, both in digital and hardcopy format found in the office library and storage, were reviewed.

•	Review of Snowden Mining Industry Consultants, May 1997 report titled “Jugan Resource Estimate”.

•	Review of Scott Andrew McManus, February 2007 report titled “Jugan Resource Estimate, Bau Project, Sarawak, Malaysia”.

•	Review of Ashby & Associates, June 2008 preliminary draft report (incomplete) titled “Investigation of the Jugan Database”.

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16.2.2    Data Review & Validation

All data in digital format or captured from hardcopy format has gone through an extensive set of data validation steps and processes. Where any errors existed these have been checked and rectified where applicable, with those that could not be verified being removed from the database. Some of these are listed below:

•	Cross-checking data against original forms, documents, logs or field notes;

•	Check surveying of drillhole and topographic data in the field and comparing with the database value;

•	Systematic checking of all assay, geology, density, survey and collar information;

•	Use of the mining software validation tools to detect errors, e.g. sample from/to overlaps;

•	Visual verification where applicable;

•	Statistical and other checks.

16.2.3    Ore Zone Definition

The ore zone at Jugan was defined in the following manner:

•	Drillhole sections were created and interpreted faults, geological and mineralized zone grade boundaries (≥0.5 g/t Au lower cut-off) were drawn;

•	The granodiorite dykes were also interpretated from drillholes and surface mapping;

•	The grade boundaries were correlated from section to section and cross-checked in plan;

•	In the absence of zone continuity, extrapolations were made in between the two drill sections, and up/down dip, using standard methodologies;

•	The definition of the mineralized zones and the methodology used was validated visually on each section, and in 3D, and samples within the zone wireframe were analysed;

•	The ore zone was terminated using the surveyed topography.

In the ore zone definition there are isolated cases of assay values below the lower cut-off value. These have only been included where they fall within samples above the cut-off, are of minor effect and cannot be excluded due to their isolated nature.

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16.2.4    Statistical Analysis of Data

The full Jugan database consisted of 173 drillhole collar entries, 173 collar survey entries, 7,064 assay records, 1,423 density records, and 12,425 lithology records; and 44 trench/costean collar records, 546 trench/costean survey entries, 72 trench/costean lithology entries and 545 trench/costean assay records.

A total of 17,769.05 metres of drilling was drilled in and around the Jugan deposit. The drillhole depths varied from 5 metres to 716 metres with an average depth of approximately 102 metres. The drillholes consisted of 82 RC holes and 91 diamond cored holes in BQ, NQ, HQ & PQ sizes. A total of 1,133.53 metres of trenching and costeaning was undertaken within the mineralised zone. Some trenching/costeaning occurred outside this mineralised zone and is not included. The trenches/costeans varied in length from 1.69 to 44 metres with an average length of 25.76 metres.

A total of 4,545 combined drillhole and trench/costean assay samples fall within the mineralized zone at Jugan. Statistics were calculated for gold, density and sample length fields in the drillhole database within the defined mineralized zones. Table 33 - Jugan: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 33 - Jugan: Ore Zone Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 5,358 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 34 - Jugan: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Jugan.

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Table 34 - Jugan: Ore Zone Composited Drillhole Sample Statistics

The Au data shown statistically above is also shown in graphical form below. Figure 23 - Jugan: Log Histogram of Au Ore Zone Composites and Figure 24 - Jugan: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 23 - Jugan: Log Histogram of Au Ore Zone Composites

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Figure 24 - Jugan: Cumulative Log Histogram of Au Ore Zone Composites

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with four secondary percentiles (2.5% ranges) for the last primary percentile. Table 35 - Jugan: Quantile Analysis of Au Drillhole Composites displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range for the Jugan Ore Zone.

Table 35 - Jugan: Quantile Analysis of Au Drillhole Composites

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Looking at the primary percentiles, it can be seen that approx. 38% of the metal percentage can be found in the top 10% range (top 538 samples), and that there is a significant jump in the mean grade and metal content from the previous range. Closer inspection of the secondary percentiles indicates that the Au metal content changes abruptly at the 97.5 percentile, and contains nearly 16% of the Au metal content.

Reviewing the log histograms, cumulative log histograms and the quantile analysis suggests that a top cut of 9.25 g/t Au (mean of the 97.5 percentile) should be applied to the samples above this value in order to remove any effect of the high grade samples in the estimation process.

16.2.5    Semi-Variogram Analysis

Semi-variogram analyses were undertaken to determine the semi-variogram parameters for use in the Ordinary Kriging. Downhole, horizontal and vertical increment semi-variograms were generated with the best semi-variograms selected that defines the strike, dip and dip direction. These semi-variograms were used to determine the nugget, sill values and ranges.

A log semi-variogram and two-range spherical model were used. A best fit model in the downhole semi-variogram was used to define the nugget. Subsequent model fitting was applied to the strike and dip/dip-direction to define the sill values by varying the ranges in these directions. The semi-variogram parameters are listed in Table 37 - Jugan: Ordinary Kriging Estimation Parameters in Section 16.2.7 below

The semi-variograms for Jugan are shown below in Figure 25 - Jugan: Downhole Semi-Variogram to Figure 27 - Jugan: Dip/Dip Direction Semi-Variogram.

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Figure 25 - Jugan: Downhole Semi-Variogram

Figure 26 - Jugan: Strike Semi-Variogram

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Figure 27 - Jugan: Dip/Dip Direction Semi-Variogram

The modelled log semi-variogram values were back calculated to normal semi-variograms for use with Ordinary Kriging. The back transform is shown in Figure 28 - Jugan: Log to Normal Semi-Variogram Transform below.

Figure 28 - Jugan: Log to Normal Semi-Variogram Transform

16.2.6    Previous Resource Estimates

The Jugan deposit has been the subject to a number of historic resource estimates (both internal and public) but the three public, historic resource estimates are the most significant. The following summary of the three public historic resource estimates completed prior to 2010, was extracted from Olympus/North Borneo Gold sourced or supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. Although some of the more recent resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

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Snowden Mining Industry Consultants (Snowden) for BYG Services Pty Ltd in May 1997. Snowden defined an Indicated Resource (JORC 1996) of 7.724 million tonnes at 1.68 g/t Au. This was estimated using Indicator Kriging method, based on a cut-off of 1.0 g/t Au and the 97.5 percentile mean value for each ore zone was applied as a top cut with an average for all zones being 5.29 g/t (range of 4.51 to 6.82 g/t).

•
Scott Andrew McManus (McManus) of Information Geoscience undertook a review and upgrade (JORC 2004) of the Snowden 1997 Resource Estimate in February 2007 for Zedex Ltd. McManus defined an Indicated Resource (JORC 2004) of 4.33 million tonnes at 2.04 g/t Au, using Indicator Kriging and at a cut-off grade of 1.5 g/t.

•
John Ashby (Ashby) of Ashby & Associates for Zedex Ltd in October 2008. Ashby defined an Indicated Resource (JORC 2004) of 9.226 million tonnes at 1.66 g/t Au and an Inferred Resource (JORC 2004) of 2.514 million tonnes at 2.20 g/t Au, using a cutoff of 1.0 g/t Au.

16.2.7    Modelling & Resource Estimate Parameters

The ore zone and intrusive dyke wireframes were generated in Gemcom by Olympus/North Borneo Gold staff and imported into Datamine and validated. These were then filled with block model cells orientated orthogonally and given a separate zone code to differentiate the zones during the estimation process (i.e. no estimation in dyke). The block model parameters are listed in Table 36 - Jugan: Block Model Parameters below.

Block Model Parameter	Block Model Value
Parent Block Cell Size	5m x 5m x 2.5m
Zone Code	Ore Zone=1 & Dyke=2
Sub-Cell Size	0.625m x 0.625m x 0.5m

Table 36 - Jugan: Block Model Parameters

For Jugan all assays within the ore zone volume were used in the estimate (zonal estimation). A top cut of 9.25 g/t Au was applied to all samples above this value. Density values found in the drillholes were used to model the density distribution within the model. The densities were determined using Inverse Distance Squared method with a search radius sufficient to fill the model. The resultant average density determined from this process is 2.61 t/m3.

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Search ellipse and Ordinary Kriging parameters were derived from the variogram analysis and are summarised in Table 37 - Jugan: Ordinary Kriging Estimation Parameters below.

Estimation Parameter	Value
Search Orientation	60° dip at 330° azimuth
Nugget	0.21
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.40
Sill (Range 2)	0.39
Range 1	10m x 15m x 10m
Range 2	95m x 60m x 25m
Minimum Samples	2
Maximum Samples	32

Table 37 - Jugan: Ordinary Kriging Estimation Parameters

16.2.8    Resource & Comparative Estimates

The resource for Jugan was determined at a variety of lower cutoffs. Table 38 - Jugan: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 38 - Jugan: Ordinary Kriging Resource at 0.25 g/t Increments

A lower cutoff grade of 0.75 g/t Au was selected as this is a typical cutoff value used in other Malaysian operations and in known deposits mining similarly refractory ore.

Figure 29 – Jugan: NS Section through Ordinary Kriging Resource Model below shows a slice through the Jugan gold resource model with the drillholes. Additionally, the ore zone, topography and dyke wireframe outlines are also shown.

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Figure 29 – Jugan: NS Section through Ordinary Kriging Resource Model

Resource model estimates are adjusted for topography or where excavations (underground and surface) exist. The resource model above topography or within known excavations is removed or subtracted from the final resource estimate.

Comparative estimations were conducted using Inverse Distance Squared and Nearest Neighbour (3D polygonal) methods. The estimation parameters used for these are listed in Table 39 - Jugan: Comparative Estimation Method Parameters below.

Estimation Parameter	Value
Search Orientation	60 dip at 330 azimuth
Search Ellipse Range	95m x 60m x 25m
Minimum Samples	2
Maximum Samples	32

Table 39 - Jugan: Comparative Estimation Method Parameters

Listed below, in Table 40 - Jugan: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 41 - Jugan: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates.

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Table 40 - Jugan: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 41 - Jugan: Nearest Neighbour Resource at 0.25 g/t Increments

The comparative resource estimates for Jugan compares well with the Ordinary Kriging resource estimate and the minor differences probably reflect the interpolation techniques/application.

The resource has been classified as Indicated in line with previous estimates.

16.3    Pejiru Sector

16.3.1    General

The Pejiru sector is situated approximately 5-8 kilometres south of the town of Bau and is a set of four deposits based on discrete geographical areas as defined by the drilling to date. These deposits have been modelled separately and are Pejiru-Bogag, Boring, Pejiru Extension and Kapor.

The resource assessment conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of previous resource estimate work and geological interpretations;

•	Review and validation of the current resource database and associated data;

•	Review, capture and validation of information and data not captured in the above database (hardcopy format) including other digital data;

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•	Combining the above data into a clean and validated resource database with associated data being verified;

•	Analysis and assessment of the resource data;

•	Geological modelling and interpretation of the resource;

•	Resource estimation work to determine the mineral resource using 3 different estimation techniques;

All data used for this resource update was supplied or sourced by Olympus/North Borneo Gold or determined by Terra Mining Consultants/Stevens & Associates from available information. An extensive data validation, cross checking and rectification process was undertaken prior to all resource modelling to verify all data and sources as best as possible, particularly with respect to the historic data.

Historical documents and reports were reviewed as part of the resource update and these are listed below and in Section 20 – References. Additionally, numerous notes, plans, sections, memoranda and other documents, both in digital and hardcopy format found in the office library and storage, were reviewed.

•	Review of Sue Border, GEOS Mining Mineral Consultants, June 2007 report titled “Pejiru Preliminary Resources Report”.

•	Review of Ashby & Associates, June 2008 preliminary draft report (incomplete) titled “Investigation of the Pejiru Database (including Boring & Bogag)”.

16.3.2    Data Review & Validation

All data in digital format or captured from hardcopy format has gone through an extensive set of data validation steps and processes. Where any errors existed these have been checked and rectified where applicable, with those that could not be verified being removed from the database. Some of these are listed below:

•	Cross-checking data against original forms, documents, logs or field notes;

•	Check surveying of drillhole and topographic data in the field and comparing with the database value;

•	Systematic checking of all assay, geology, density, survey and collar information;

•	Use of the mining software validation tools to detect errors, e.g. sample from/to overlaps;

•	Visual verification where applicable;

•	Statistical and other checks.

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16.3.3    Ore Zone Definition

The ore zone at Pejiru-Bogag, Boring, Pejiru Extension and Kapor were defined in the following manner:

•	Drillhole sections were created and interpreted faults, geological and mineralized zone grade boundaries (≥0.5 g/t Au lower cut-off) were drawn;

•	The grade boundaries were correlated from section to section and cross-checked in plan;

•	In the absence of zone continuity, extrapolations were made in between the two drill sections, and up/down dip, using standard methodologies;

•	The definition of the mineralized zones and the methodology used was validated visually on each section, and in 3D, and samples within the zone wireframe were analysed;

•	The ore zone was terminated using the surveyed topography.

In the ore zone definition there are isolated cases of assay values below the lower cut-off value. These have only been included where they fall within samples above the cut-off, are of minor effect and cannot be excluded due to their isolated nature.

16.3.4    Statistical Analysis of Data

The full Pejiru database consisted of 704 drillhole collar entries, 704 collar survey entries, 25,276 assay records, 265 density records, and 50,542 lithology records.

A total of 51,956.31 metres of drilling was drilled in and around the Pejiru sector. The drillhole depths varied from 4 metres to 500 metres with an average depth of approximately 73.8 metres. The drillholes consisted of 682 RC holes and 22 diamond cored holes in BQ, NQ, HQ & PQ sizes.

The Pejiru-Bogag deposit has 237 drillholes, Boring deposit has 54 drillholes, Pejiru Extension deposit has 102 drillholes and Kapor deposit has 51 drillholes. The remaining drillholes fall outside the defined deposits.

A total of 8,255 drillhole assay samples fall within the mineralized zone at Pejiru-Bogag. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 42 - Pejiru-Bogag: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

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Table 42 - Pejiru-Bogag: Ore Zone Drillhole Sample Statistics

A total of 972 drillhole assay samples fall within the mineralized zone at Boring. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 43 - Boring: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 43 - Boring: Ore Zone Drillhole Sample Statistics

A total of 2,239 drillhole assay samples fall within the mineralized zone at Pejiru Extension. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 44 - Pejiru Extension: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

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Table 44 - Pejiru Extension: Ore Zone Drillhole Sample Statistics

A total of 1,723 drillhole assay samples fall within the mineralized zone at Kapor. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 45 - Kapor: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 45 - Kapor: Ore Zone Drillhole Sample Statistics

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Samples within the ore zone were composited to 1 metre lengths, resulting in 8,037 composites for Pejiru-Bogag, 973 composites for Boring, 2,329 composites for Pejiru Extension and 1,723 composites for Kapor. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length.

Table 46 - Pejiru-Bogag: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Pejiru-Bogag.

Table 46 - Pejiru-Bogag: Ore Zone Composited Drillhole Sample Statistics

Table 47 - Boring: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Boring.

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Table 47 - Boring: Ore Zone Composited Drillhole Sample Statistics

Table 48 - Pejiru Extension: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Pejiru Extension.

Table 48 - Pejiru Extension: Ore Zone Composited Drillhole Sample Statistics

Table 49 - Kapor: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Kapor.

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Table 49 - Kapor: Ore Zone Composited Drillhole Sample Statistics

The Pejiru-Bogag Au data shown statistically above is also shown in graphical form below. Figure 30 - Pejiru-Bogag: Log Histogram of Au Ore Zone Composites and Figure 31 - Pejiru-Bogag: Cumulative Log Histogram of Au Ore Zone Composites below display the Pejiru-Bogag log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 30 - Pejiru-Bogag: Log Histogram of Au Ore Zone Composites

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Figure 31 - Pejiru-Bogag: Cumulative Log Histogram of Au Ore Zone Composites

The Boring Au data shown statistically above is also shown in graphical form below. Figure 32 - Boring: Log Histogram of Au Ore Zone Composites and Figure 33 - Boring: Cumulative Log Histogram of Au Ore Zone Composites below display the Boring log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 32 - Boring: Log Histogram of Au Ore Zone Composites

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Figure 33 - Boring: Cumulative Log Histogram of Au Ore Zone Composites

The Pejiru Extension Au data shown statistically above is also shown in graphical form below. Figure 34 - Pejiru Extension: Log Histogram of Au Ore Zone Composites and Figure 35 - Pejiru Extension: Cumulative Log Histogram of Au Ore Zone Composites below display the Pejiru Extension log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 34 - Pejiru Extension: Log Histogram of Au Ore Zone Composites

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Figure 35 - Pejiru Extension: Cumulative Log Histogram of Au Ore Zone Composites

The Kapor Au data shown statistically above is also shown in graphical form below. Figure 36 - Kapor: Log Histogram of Au Ore Zone Composites and Figure 37 - Kapor: Cumulative Log Histogram of Au Ore Zone Composites below display the Kapor log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 36 - Kapor: Log Histogram of Au Ore Zone Composites

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Figure 37 - Kapor: Cumulative Log Histogram of Au Ore Zone Composites

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with four secondary percentiles (2.5% ranges) for the last primary percentile. Table 50 - Pejiru-Bogag: Quantile Analysis of Au Drillhole Composites to Table 53 - Kapor: Quantile Analysis of Au Drillhole Composites displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range for the Pejiru-Bogag, Boring, Pejiru Extension and Kapor Ore Zones.

Table 50 - Pejiru-Bogag: Quantile Analysis of Au Drillhole Composites

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Table 51 - Boring: Quantile Analysis of Au Drillhole Composites

Table 52 - Pejiru Extension: Quantile Analysis of Au Drillhole Composites

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Table 53 - Kapor: Quantile Analysis of Au Drillhole Composites

For Pejiru-Bogag, looking at the primary percentiles, it can be seen that approximately 58% of the metal percentage can be found in the top 10% range, and that there is a significant jump in the mean grade and metal content from the previous range. For Boring this is approximately 51%, Pejiru Extension approximately 64% and Kapor 64%.

Closer inspection of the secondary percentiles indicates that the Au metal content changes abruptly at the 97.5 percentile, and contains nearly 34% of the Au metal content for Pejiru-Bogag, 22% for Boring, 40% for Pejiru Extension and 39% for Kapor.

Reviewing the log histograms, cumulative log histograms and the quantile analysis suggests that a top cut of 11.77 g/t Au (mean of the 97.5 percentile) should be applied to the Pejiru-Bogag samples above this value in order to remove any effect of the high grade samples in the estimation process. Similarly, a top cut of 6.47 g/t Au for Boring, 13.65 g/t Au for Pejiru Extension and 20.12 g/t Au for Kapor.

16.3.5    Semi-Variogram Analysis

Semi-variogram analyses were undertaken to determine the semi-variogram parameters for use in the Ordinary Kriging. Downhole, horizontal and vertical increment semi-variograms were generated with the best semi-variograms selected that defines the strike, dip and dip direction. These semi-variograms were used to determine the nugget, sill values and ranges.

A log semi-variogram and two-range spherical model were used. A best fit model in the downhole semi-variogram was used to define the nugget. Subsequent model fitting was applied to the strike and dip/dip-direction to define the sill values by varying the ranges in these directions. The semi-variogram parameters are listed in Table 55 - Pejiru-Bogag: Ordinary Kriging Estimation Parameters to Table 58 - Kapor: Ordinary Kriging Estimation Parameters in Section 16.3.7 below

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The semi-variograms for Pejiru-Bogag are shown below in Figure 38 - Pejiru-Bogag: Downhole Semi-Variogram to Figure 39 - Pejiru-Bogag: Strike/Dip Direction Semi-Variogram.

Figure 38 - Pejiru-Bogag: Downhole Semi-Variogram

Figure 39 - Pejiru-Bogag: Strike/Dip Direction Semi-Variogram

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The semi-variograms for Boring are shown below in Figure 40 - Boring: Downhole Semi-Variogram to Figure 41 - Boring: Strike/Dip Direction Semi-Variogram.

Figure 40 - Boring: Downhole Semi-Variogram

Figure 41 - Boring: Strike/Dip Direction Semi-Variogram

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The semi-variograms for Pejiru Extension are shown below in Figure 42 - Pejiru Extension: Downhole Semi-Variogram to Figure 43 - Pejiru Extension: Strike/Dip Direction Semi-Variogram.

Figure 42 - Pejiru Extension: Downhole Semi-Variogram

Figure 43 - Pejiru Extension: Strike/Dip Direction Semi-Variogram

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The semi-variograms for Kapor are shown below in Figure 44 - Kapor: Downhole Semi-Variogram to Figure 45 - Kapor: Strike/Dip Direction Semi-Variogram.

Figure 44 - Kapor: Downhole Semi-Variogram

Figure 45 - Kapor: Strike/Dip Direction Semi-Variogram

The modelled log semi-variogram values were back calculated to normal semi-variograms for use with Ordinary Kriging. The back transform for Pejiru-Bogag is shown in Figure 46 - Pejiru-Bogag: Log to Normal Semi-Variogram Transform below, with Boring shown in Figure 47 - Boring: Log to Normal Semi-Variogram Transform, Pejiru Extension in Figure 48 - Pejiru Extension: Log to Normal Semi-Variogram Transform and Kapor in Figure 49 - Kapor: Log to Normal Semi-Variogram Transform.

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Figure 46 - Pejiru-Bogag: Log to Normal Semi-Variogram Transform

Figure 47 - Boring: Log to Normal Semi-Variogram Transform

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Figure 48 - Pejiru Extension: Log to Normal Semi-Variogram Transform

Figure 49 - Kapor: Log to Normal Semi-Variogram Transform

16.3.6    Previous Resource Estimates

The Pejiru sector and deposits has been the subject to a number of historic resource estimates (both internal and public) but the two public resource estimates are the most significant. The following summary of the two public, historic resource estimates completed prior to 2010, was extracted from Olympus/North Borneo Gold sourced or supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. Although some of the more recent resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

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Sue Border of GEOS Mining (GEOS) for Zedex Ltd in June 2007. Border defined an Inferred Resource (JORC 2004) of 3.34 million tonnes at 1.55 g/t Au within a limited area around Pejiru only. This was estimated using Inverse Distance Squared method, based on a cut-off of 0.5 g/t Au.

•
John Ashby (Ashby) of Ashby & Associates for Zedex Ltd in October 2008. Ashby defined an Inferred Resource (JORC 2004) of 5.582 million tonnes at 2.14 g/t Au at Pejiru (included Bogag and Boring) and an Inferred Resource (JORC 2004) of 1.052 million tonnes at 3.34 g/t Au at the Kapor deposit, using a cutoff of 1.0 g/t Au for both estimates.

16.3.7    Modelling & Resource Estimate Parameters

The ore zone wireframes were generated in Gemcom by Olympus/North Borneo Gold staff and imported into Datamine and validated. These were then filled with block model cells orientated orthogonally. The block model parameters for Pejiru-Bogag, Boring, Pejiru Extension and Kapor are listed in Table 54 - All Pejiru Deposits: Block Model Parameters below.

Block Model Parameter	Block Model Value
Parent Block Cell Size	10m x 10m x 5m
Zone Code	Ore Zone=1
Sub-Cell Size	2.5m x 2.5m x 0.5m

Table 54 - All Pejiru Deposits: Block Model Parameters

For Pejiru-Bogag, Boring, Pejiru Extension and Kapor, all assays within the ore zone volume were used in the estimate (zonal estimation). A top cut of 11.77 g/t Au was applied to all samples above this value for Pejiru-Bogag deposit, 6.47 g/t Au for Boring, 13.65 g/t Au for Pejiru Extension and 20.12 g/t Au for Kapor.

Limited density values were found in the a few drillholes. The average density determined from these density samples was 2.61 t/m3.

Search ellipse and Ordinary Kriging parameters were derived from the variogram analysis and are summarised below in Table 55 - Pejiru-Bogag: Ordinary Kriging Estimation Parameters for Pejiru-Bogag, Table 56 - Boring: Ordinary Kriging Estimation Parameters for Boring, Table 57 - Pejiru Extension: Ordinary Kriging Estimation Parameters for Pejiru Extension and Table 58 - Kapor: Ordinary Kriging Estimation Parameters for Kapor.

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Estimation Parameter	Value
Search Orientation	0° dip at 30° azimuth
Nugget	0.23
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.32
Sill (Range 2)	0.45
Range 1	5m x 5m x 5m
Range 2	45m x 45m x 18m
Minimum Samples	2
Maximum Samples	32

Table 55 - Pejiru-Bogag: Ordinary Kriging Estimation Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 90° azimuth
Nugget	0.25
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.21
Sill (Range 2)	0.54
Range 1	5m x 5m x 8m
Range 2	40m x 40m x 25m
Minimum Samples	2
Maximum Samples	32

Table 56 - Boring: Ordinary Kriging Estimation Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 60° azimuth
Nugget	0.23
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.33
Sill (Range 2)	0.44
Range 1	10m x 10m x 7m
Range 2	50m x 50m x 30m
Minimum Samples	2
Maximum Samples	32

Table 57 - Pejiru Extension: Ordinary Kriging Estimation Parameters

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Estimation Parameter	Value
Search Orientation	0° dip at 15° azimuth
Nugget	0.24
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.32
Sill (Range 2)	0.44
Range 1	10m x 10m x 5m
Range 2	35m x 35m x 15m
Minimum Samples	2
Maximum Samples	32

Table 58 - Kapor: Ordinary Kriging Estimation Parameters

16.3.8    Resource & Comparative Estimates

The resource for Pejiru-Bogag was determined at a variety of lower cutoffs. Table 59 - Pejiru-Bogag: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 59 - Pejiru-Bogag: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Boring was determined at a variety of lower cutoffs. Table 60 - Boring: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

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Table 60 - Boring: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Pejiru Extension was determined at a variety of lower cutoffs. Table 61 - Pejiru Extension: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 61 - Pejiru Extension: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Kapor was determined at a variety of lower cutoffs. Table 62 - Kapor: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 62 - Kapor: Ordinary Kriging Resource at 0.25 g/t Increments

A lower cutoff grade of 0.75 g/t Au was selected as this is a typical cutoff value used in other Malaysian operations and in known deposits mining similarly refractory ore.

Figure 50 - Pejiru-Bogag: NS Section through Ordinary Kriging Resource Model below shows a slice through the Pejiru-Bogag gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

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Figure 50 - Pejiru-Bogag: NS Section through Ordinary Kriging Resource Model

Figure 51 - Boring: WE Section through Ordinary Kriging Resource Model below shows a slice through the Boring gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 51 - Boring: WE Section through Ordinary Kriging Resource Model

Figure 52 - Pejiru Extension: WE Section through Ordinary Kriging Resource Model below shows a slice through the Pejiru Extension gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

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Figure 52 - Pejiru Extension: WE Section through Ordinary Kriging Resource Model

Figure 53 - Kapor: NS Section through Ordinary Kriging Resource Model below shows a slice through the Kapor gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 53 - Kapor: NS Section through Ordinary Kriging Resource Model

Resource model estimates are adjusted for topography or where excavations (underground and surface) exist. The resource model above topography or within known excavations is removed or subtracted from the final resource estimate.

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Comparative estimations were conducted using Inverse Distance Squared and Nearest Neighbour (3D polygonal) methods. The estimation parameters used for these are listed below in Table 63 - Pejiru-Bogag: Comparative Estimation Method Parameters for Pejiru-Bogag, Table 64 - Boring: Comparative Estimation Method Parameters for Boring, Table 65 - Pejiru Extension: Comparative Estimation Method Parameters for Pejiru Extension and Table 66 - Kapor: Comparative Estimation Method Parameters for Kapor.

Estimation Parameter	Value
Search Orientation	0° dip at 30° azimuth
Search Ellipse Range	45m x 45m x 18m
Minimum Samples	2
Maximum Samples	32

Table 63 - Pejiru-Bogag: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 90° azimuth
Search Ellipse Range	40m x 40m x 25m
Minimum Samples	2
Maximum Samples	32

Table 64 - Boring: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 60° azimuth
Search Ellipse Range	50m x 50m x 30m
Minimum Samples	2
Maximum Samples	32

Table 65 - Pejiru Extension: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 15° azimuth
Search Ellipse Range	35m x 35m x 15m
Minimum Samples	2
Maximum Samples	32

Table 66 - Kapor: Comparative Estimation Method Parameters

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Listed below, in Table 67 - Pejiru-Bogag: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 68 - Pejiru-Bogag: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Pejiru-Bogag.

Table 67 - Pejiru-Bogag: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 68 - Pejiru-Bogag: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 69 - Boring: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 70 - Boring: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Boring.

Table 69 - Boring: Inverse Distance Squared Resource at 0.25 g/t Increments

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Table 70 - Boring: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 71 - Pejiru Extension: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 72 - Pejiru Extension: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Pejiru Extension.

Table 71 - Pejiru Extension: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 72 - Pejiru Extension: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 73 - Kapor: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 74 - Kapor: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Kapor.

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Table 73 - Kapor: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 74 - Kapor: Nearest Neighbour Resource at 0.25 g/t Increments

The comparative resource estimates for Pejiru-Bogag, Boring, Pejiru Extension and Kapor compare well with the Ordinary Kriging resource estimates and the minor differences probably reflect the interpolation techniques/application.

The resource has been classified as Inferred. Some areas of the deposit(s) could potentially have been classified as Indicated based purely on the drilling density. However, one or more of the following issues gave rise to an Inferred classification:

•	Large number of RC drillholes with few diamond core holes;

•	Smaller drillhole sizes in some instances (e.g. BQ);

•	Lack of extensive and systematic density determinations throughout the deposit;

•	Gaps in the drillhole spacing or coverage and/or larger distances between drillholes;

•	Difficulty in domaining of the data to remove possible mixed populations in some instances.

16.4    Sirenggok

16.4.1    General

The Sirenggok deposit is situated approximately 1.5 kilometres from the town of Bau and is a single deposit.

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The resource assessment conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of previous resource estimate work and geological interpretations;

•	Review and validation of the current resource database and associated data;

•	Review, capture and validation of information and data not captured in the above database (hardcopy format) including other digital data;

•	Combining the above data into a clean and validated resource database with associated data being verified;

•	Analysis and assessment of the resource data;

•	Geological modelling and interpretation of the resource;

•	Resource estimation work to determine the mineral resource using 3 different estimation techniques;

All data used for this resource update was supplied or sourced by Olympus/North Borneo Gold or determined by Terra Mining Consultants/Stevens & Associates from available information. An extensive data validation, cross checking and rectification process was undertaken prior to all resource modelling to verify all data and sources as best as possible, particularly with respect to the historic data.

Historical documents and reports were reviewed as part of the resource update and these are listed below and in Section 20 – References. Additionally, numerous notes, plans, sections, memoranda and other documents, both in digital and hardcopy format found in the office library and storage, were reviewed.

•	Review of Ashby & Associates, June 2008 preliminary draft report (incomplete) titled “Investigation of the Sirenggok Database”.

16.4.2    Data Review & Validation

All data in digital format or captured from hardcopy format has gone through an extensive set of data validation steps and processes. Where any errors existed these have been checked and rectified where applicable, with those that could not be verified being removed from the database. Some of these are listed below:

•	Cross-checking data against original forms, documents, logs or field notes;

•	Check surveying of drillhole and topographic data in the field and comparing with the database value;

•	Systematic checking of all assay, geology, density, survey and collar information;

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•	Use of the mining software validation tools to detect errors, e.g. sample from/to overlaps;

•	Visual verification where applicable;

•	Statistical and other checks.

16.4.3    Ore Zone Definition

The ore zone at Sirenggok was defined in the following manner:

•	Drillhole sections were created and interpreted faults, geological and mineralized zone grade boundaries (≥0.5 g/t Au lower cut-off) were drawn;

•	The grade boundaries were correlated from section to section and cross-checked in plan;

•	In the absence of zone continuity, extrapolations were made in between the two drill sections, and up/down dip, using standard methodologies;

•	The definition of the mineralized zones and the methodology used was validated visually on each section, and in 3D, and samples within the zone wireframe were analysed;

•	The ore zone was terminated using the surveyed topography.

In the ore zone definition there are isolated cases of assay values below the lower cut-off value. These have only been included where they fall within samples above the cut-off, are of minor effect and cannot be excluded due to their isolated nature.

16.4.4    Statistical Analysis of Data

The full Sirenggok database consisted of 72 drillhole collar entries, 119 collar survey entries, 6,351 assay records, 20 density records, and 3,061 lithology records; and 39 trench/costean collar records, 1,616 trench/costean survey entries and 1,619 trench/costean assay records.

A total of 11,163.10 metres of drilling was drilled in and around the Sirenggok deposit. The drillhole depths varied from 6 metres to 489.55 metres with an average depth of approximately 155.04 metres. The drillholes consisted of 13 RC holes, 3 diamond cored holes pre-collared by RC drilling and 56 fully diamond cored holes in BQ, NQ, HQ & PQ sizes.

A total of 1,174 metres of trenching and costeaning was undertaken within the mineralised zone. Some trenching/costeaning occurred outside this mineralised zone and is not included. The trenches/costeans varied in length from 2 to 43 metres with an average length of 65.68 metres.

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A total of 2,881 combined drillhole and trench/costean assay samples fall within the mineralized zone at Sirenggok. Statistics were calculated in Datamine for gold, density and sample length fields in the drillhole database within the defined mineralized zones. Table 75 - Sirenggok: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 75 - Sirenggok: Ore Zone Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 3,705 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 76 - Sirenggok: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Sirenggok.

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Table 76 - Sirenggok: Ore Zone Composited Drillhole Sample Statistics

The Au data shown statistically above is also shown in graphical form below. Figure 54 - Sirenggok: Log Histogram of Au Ore Zone Composites and Figure 55 - Sirenggok: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 54 - Sirenggok: Log Histogram of Au Ore Zone Composites

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Figure 55 - Sirenggok: Cumulative Log Histogram of Au Ore Zone Composites

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with four secondary percentiles (2.5% ranges) for the last primary percentile. Table 77 - Sirenggok: Quantile Analysis of Au Drillhole Composites displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range for the Sirenggok Ore Zone.

Table 77 - Sirenggok: Quantile Analysis of Au Drillhole Composites

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Looking at the primary percentiles, it can be seen that approximately 44% of the metal percentage can be found in the top 10% range (top 371 samples), and that there is a significant jump in the mean grade and metal content from the previous range. Closer inspection of the secondary percentiles indicates that the Au metal content changes abruptly at the 97.5 percentile, and contains approximately 20% of the Au metal content.

Reviewing the log histograms, cumulative log histograms and the quantile analysis suggests that a top cut of 7.31 g/t (mean of the 97.5 percentile) should be applied to the samples above this value in order to remove any effect of the high grade samples in the estimation process.

16.4.5    Semi-Variogram Analysis

Semi-variogram analyses were undertaken to determine the semi-variogram parameters for use in the Ordinary Kriging. Downhole, horizontal and vertical increment semi-variograms were generated with the best semi-variograms selected that defines the strike, dip and dip direction. These semi-variograms were used to determine the nugget, sill values and ranges.

A log semi-variogram and two-range spherical model were used. A best fit model in the downhole semi-variogram was used to define the nugget. Subsequent model fitting was applied to the strike and dip/dip-direction to define the sill values by varying the ranges in these directions. The semi-variogram parameters are listed in Table 79 - Sirenggok: Ordinary Kriging Estimation Parameters in Section 16.4.7 below

The semi-variograms for Sirenggok are shown below in Figure 56 - Sirenggok: Strike/Downhole Semi-Variogram to Figure 57 - Sirenggok: Dip Direction/Downhole Semi-Variogram.

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Figure 56 - Sirenggok: Strike/Downhole Semi-Variogram

Figure 57 - Sirenggok: Dip Direction/Downhole Semi-Variogram

The modelled log semi-variogram values were back calculated to normal semi-variograms for use with Ordinary Kriging. The back transform is shown in Figure 58 - Sirenggok: Log to Normal Semi-Variogram Transform below.

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Figure 58 - Sirenggok: Log to Normal Semi-Variogram Transform

16.4.6    Previous Resource Estimates

The Sirenggok deposit has been the subject to a number of historic resource estimates (both internal and public) but the single public resource estimates is the most significant. The following summary of the single public, historic resource estimate completed prior to 2010, was extracted from Olympus/North Borneo Gold sourced or supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. Although some of the more recent resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

•	John Ashby (Ashby) of Ashby & Associates for Zedex Ltd in October 2008. Ashby defined an Inferred Resource (JORC 2004) of 8.702 million tonnes at 1.109 g/t Au, using a cutoff of 0.75 g/t Au.

16.4.7    Modelling & Resource Estimate Parameters

The ore zone wireframes were generated in Gemcom by Olympus/North Borneo Gold staff and imported into Datamine and validated. These were then filled with block model cells orientated orthogonally. The block model parameters are listed in Table 78 - Sirenggok: Block Model Parameters below.

Block Model Parameter	Block Model Value
Parent Block Cell Size	10m x 10m x 5m
Zone Code	Ore Zone=1
Sub-Cell Size	2.5m x 2.5m x 0.5m

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Table 78 - Sirenggok: Block Model Parameters

For Sirenggok all assays within the ore zone volume were used in the estimate (zonal estimation). A top cut of 7.31 g/t Au was applied to all samples above this value. Limited density values were found in the a few drillholes. The average density determined from these density samples was 2.65 t/m3.

Search ellipse and Ordinary Kriging parameters were derived from the variogram analysis and are summarised in Table 79 - Sirenggok: Ordinary Kriging Estimation Parameters below.

Estimation Parameter	Value
Search Orientation	50° dip at 40° azimuth
Nugget	0.22
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.37
Sill (Range 2)	0.42
Range 1	5m x 5m x 5m
Range 2	40m x 40m x 40m
Minimum Samples	2
Maximum Samples	32

Table 79 - Sirenggok: Ordinary Kriging Estimation Parameters

16.4.8    Resource & Comparative Estimates

The resource for Sirenggok was determined at a variety of lower cutoffs. Table 80 - Sirenggok: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 80 - Sirenggok: Ordinary Kriging Resource at 0.25 g/t Increments

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A lower cutoff grade of 0.75 g/t Au was selected as this is a typical cutoff value used in other Malaysian operations and in known deposits mining similarly refractory ore.

Figure 59 - Sirenggok: SW-NE Section through Ordinary Kriging Resource Model below shows a slice through the Sirenggok gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 59 - Sirenggok: SW-NE Section through Ordinary Kriging Resource Model

Resource model estimates are adjusted for topography or where excavations (underground and surface) exist. The resource model above topography or within known excavations is removed or subtracted from the final resource estimate.

Comparative estimations were conducted using Inverse Distance Squared and Nearest Neighbour (3D polygonal) methods. The estimation parameters used for these are listed below in Table 81 - Sirenggok: Comparative Estimation Method Parameters for Sirenggok.

Estimation Parameter	Value
Search Orientation	50° dip at 40° azimuth
Search Ellipse Range	40m x 40m x 40m
Minimum Samples	2
Maximum Samples	32

Table 81 - Sirenggok: Comparative Estimation Method Parameters

Listed below, in Table 82 - Sirenggok: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 83 - Sirenggok: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Pejiru-Bogag.

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Table 82 - Sirenggok: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 83 - Sirenggok: Nearest Neighbour Resource at 0.25 g/t Increments

The comparative resource estimates for Jugan compares well with the Ordinary Kriging resource estimate and the minor differences probably reflect the interpolation techniques/application.

The resource has been classified as Inferred. Some areas of the deposit(s) could potentially have been classified as Indicated based purely on the drilling density. However, one or more of the following issues gave rise to an Inferred classification:

•	Large number of RC drillholes with few diamond core holes;

•	Smaller drillhole sizes in some instances (e.g. BQ);

•	Lack of extensive and systematic density determinations throughout the deposit;

•	Gaps in the drillhole spacing or coverage and/or larger distances between drillholes;

•	Difficulty in domaining of the data to remove possible mixed populations in some instances.

16.5    Taiton Sector

16.5.1    General

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The Taiton sector is situated approximately 2 kilometres south of the town of Bau and is a set of five deposits based on discrete geographical areas as defined by the drilling to date. These deposits have been modelled separately and are Tabai, Overhead Tunnel (combined with Tabai in resource table), Taiton A (including Bungaat), Taiton B (excluding underground deposit at Gunung Palaat) and Umbut.

The resource assessment conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of previous resource estimate work and geological interpretations;

•	Review and validation of the current resource database and associated data;

•	Review, capture and validation of information and data not captured in the above database (hardcopy format) including other digital data;

•	Combining the above data into a clean and validated resource database with associated data being verified;

•	Analysis and assessment of the resource data;

•	Geological modelling and interpretation of the resource;

•	Resource estimation work to determine the mineral resource using 3 different estimation techniques;

All data used for this resource update was supplied or sourced by Olympus/North Borneo Gold or determined by Terra Mining Consultants/Stevens & Associates from available information. An extensive data validation, cross checking and rectification process was undertaken prior to all resource modelling to verify all data and sources as best as possible, particularly with respect to the historic data.

Historical documents and internal reports were reviewed as part of the resource update. Additionally, numerous notes, plans, sections, memoranda and other documents, both in digital and hardcopy format found in the office library and storage, were reviewed.

16.5.2    Data Review & Validation

All data in digital format or captured from hardcopy format has gone through an extensive set of data validation steps and processes. Where any errors existed these have been checked and rectified where applicable, with those that could not be verified being removed from the database. Some of these are listed below:

•	Cross-checking data against original forms, documents, logs or field notes;

•	Check surveying of drillhole and topographic data in the field and comparing with the database value;

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•	Systematic checking of all assay, geology, density, survey and collar information;

•	Use of the mining software validation tools to detect errors, e.g. sample from/to overlaps;

•	Visual verification where applicable;

•	Statistical and other checks.

16.5.3    Ore Zone Definition

The ore zone at Taiton A, Taiton B, Overhead Tunnel, Tabai and Umbut were defined in the following manner:

•	Drillhole sections were created and interpreted faults, geological and mineralized zone grade boundaries (≥0.5 g/t Au lower cut-off) were drawn;

•	The grade boundaries were correlated from section to section and cross-checked in plan;

•	In the absence of zone continuity, extrapolations were made in between the two drill sections, and up/down dip, using standard methodologies;

•	The definition of the mineralized zones and the methodology used was validated visually on each section, and in 3D, and samples within the zone wireframe were analysed;

•	The ore zone was terminated using the surveyed topography.

In the ore zone definition there are isolated cases of assay values below the lower cut-off value. These have only been included where they fall within samples above the cut-off, are of minor effect and cannot be excluded due to their isolated nature.

16.5.4    Statistical Analysis of Data

The full Taiton database consisted of 300 drillhole collar entries, 300 drillhole survey entries, 6,078 assay records and 12,029 lithology records.

A total of 19,125.58 metres of drilling was drilled in and around the Taiton sector. The drillhole depths varied from 5 metres to 202.55 metres with an average depth of approximately 64.18 metres. The drillholes consisted of 120 RC holes and 180 diamond cored holes in BQ, NQ, HQ & PQ sizes.

The Taiton A deposit has 43 drillholes, Taiton B deposit has 11 drillholes, Tabai deposit has 52 drillholes, Overhead Tunnel deposit has 19 drillholes and Umbut deposit has 47 drillholes. The remaining drillholes fall outside the defined deposits.

A total of 663 drillhole assay samples fall within the mineralized zone at Taiton A. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 84 - Taiton A: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

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Table 84 - Taiton A: Ore Zone Drillhole Sample Statistics

A total of 317 drillhole assay samples fall within the mineralized zone at Taiton B. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 85 - Taiton B: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

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Table 85 - Taiton B: Ore Zone Drillhole Sample Statistics

A total of 676 drillhole assay samples fall within the mineralized zone at Tabai. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 86 - Tabai: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 86 - Tabai: Ore Zone Drillhole Sample Statistics

A total of 496 drillhole assay samples fall within the mineralized zone at Overhead Tunnel. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 87 - Overhead Tunnel: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

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Table 87 - Overhead Tunnel: Ore Zone Drillhole Sample Statistics

A total of 338 drillhole assay samples fall within the mineralized zone at Umbut. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 88 - Umbut: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 88 - Umbut: Ore Zone Drillhole Sample Statistics

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Samples within the orezone were composited to 1 metre lengths, resulting in 687 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 89 - Taiton A: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Taiton A.

Table 89 - Taiton A: Ore Zone Composited Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 332 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 90 - Taiton B: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Taiton A.

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Table 90 - Taiton B: Ore Zone Composited Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 728 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 91 - Tabai: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Taiton A.

Table 91 - Tabai: Ore Zone Composited Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 405 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 92 - Overhead Tunnel: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Taiton A.

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Table 92 - Overhead Tunnel: Ore Zone Composited Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 412 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 93 - Umbut: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Taiton A.

Table 93 - Umbut: Ore Zone Composited Drillhole Sample Statistics

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The Taiton A Au data shown statistically above is also shown in graphical form below. Figure 60 - Taiton A: Log Histogram of Au Ore Zone Composites and Figure 61 - Taiton A: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 60 - Taiton A: Log Histogram of Au Ore Zone Composites

Figure 61 - Taiton A: Cumulative Log Histogram of Au Ore Zone Composites

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The Taiton B Au data shown statistically above is also shown in graphical form below. Figure 62 - Taiton B: Log Histogram of Au Ore Zone Composites and Figure 63 - Taiton B: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 62 - Taiton B: Log Histogram of Au Ore Zone Composites

Figure 63 - Taiton B: Cumulative Log Histogram of Au Ore Zone Composites

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The Tabai Au data shown statistically above is also shown in graphical form below. Figure 64 - Tabai: Log Histogram of Au Ore Zone Composites and Figure 65 - Tabai: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 64 - Tabai: Log Histogram of Au Ore Zone Composites

Figure 65 - Tabai: Cumulative Log Histogram of Au Ore Zone Composites

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The Overhead Tunnel Au data shown statistically above is also shown in graphical form below. Figure 66 - Overhead Tunnel: Log Histogram of Au Ore Zone Composites and Figure 67 - Overhead Tunnel: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 66 - Overhead Tunnel: Log Histogram of Au Ore Zone Composites

Figure 67 - Overhead Tunnel: Cumulative Log Histogram of Au Ore Zone Composites

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The Umbut Au data shown statistically above is also shown in graphical form below. Figure 68 - Umbut: Log Histogram of Au Ore Zone Composites and Figure 69 - Umbut: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 68 - Umbut: Log Histogram of Au Ore Zone Composites

Figure 69 - Umbut: Cumulative Log Histogram of Au Ore Zone Composites

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A quantile analysis was run for Au at ten primary percentiles (10% ranges) with four secondary percentiles (2.5% ranges) for the last primary percentile. Table 94 - Taiton A: Quantile Analysis of Au Drillhole Composites to Table 98 - Umbut: Quantile Analysis of Au Drillhole Composites displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range for the Taiton A, Taiton B, Overhead Tunnel, Tabai and Umbut Ore Zones.

Table 94 - Taiton A: Quantile Analysis of Au Drillhole Composites

Table 95 - Taiton B: Quantile Analysis of Au Drillhole Composites

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Table 96 - Tabai: Quantile Analysis of Au Drillhole Composites

Table 97 - Overhead Tunnel: Quantile Analysis of Au Drillhole Composites

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Table 98 - Umbut: Quantile Analysis of Au Drillhole Composites

For Taiton A, looking at the primary percentiles, it can be seen that approximately 55% of the metal percentage can be found in the top 10% range, and that there is a significant jump in the mean grade and metal content from the previous range. For Taiton B this is approximately 36%, Tabai approximately 67%, Overhead Tunnel approximately 40% and Umbut 52%.

Closer inspection of the secondary percentiles indicates that the Au metal content changes abruptly at the 97.5 percentile, and contains nearly 25% of the Au metal content for Taiton A, 18% for Taiton B, 42% for Tabai, 19% for Overhead Tunnel and 23% for Umbut.

Reviewing the log histograms, cumulative log histograms and the quantile analysis suggests that a top cut of 21.64 g/t Au (mean of the 97.5 percentile) should be applied to the Taiton A samples above this value in order to remove any effect of the high grade samples in the estimation process. Similarly, a top cut of 9.77 g/t Au for Taiton B, 49.05 g/t Au for Tabai, 14.86 g/t Au for Overhead Tunnel and 20.72 g/t Au for Umbut.

16.5.5    Semi-Variogram Analysis

Semi-variogram analyses were undertaken to determine the semi-variogram parameters for use in the Ordinary Kriging. Downhole, horizontal and vertical increment semi-variograms were generated with the best semi-variograms selected that defines the strike, dip and dip direction. These semi-variograms were used to determine the nugget, sill values and ranges.

A log semi-variogram and two-range spherical model were used. A best fit model in the downhole semi-variogram was used to define the nugget. Subsequent model fitting was applied to the strike and dip/dip-direction to define the sill values by varying the ranges in these directions. The semi-variogram parameters are listed in Table 101 - Taiton A: Ordinary Kriging Estimation Parameters to Table 105 - Umbut: Ordinary Kriging Estimation Parameters in Section 16.5.7 below

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The semi-variograms for Taiton A are shown below in Figure 70 - Taiton A: Downhole Semi-Variogram to Figure 71 - Taiton A: Directional/Uni-Directional Semi-Variogram.

Figure 70 - Taiton A: Downhole Semi-Variogram

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Figure 71 - Taiton A: Directional/Uni-Directional Semi-Variogram

The semi-variograms for Taiton B are shown below in Figure 72 - Taiton B: Downhole Semi-Variogram to Figure 73 - Taiton B: Uni-Directional Semi-Variogram.

Figure 72 - Taiton B: Downhole Semi-Variogram

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Figure 73 - Taiton B: Uni-Directional Semi-Variogram

The semi-variograms for Tabai are shown below in Figure 74 - Tabai: Downhole Semi-Variogram to Figure 76 - Tabai: Inclined Semi-Variograms.

Figure 74 - Tabai: Downhole Semi-Variogram

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Figure 75 - Tabai: Horizontal Semi-Variogram

Figure 76 - Tabai: Inclined Semi-Variograms

The semi-variograms for Overhead Tunnel are shown below in Figure 77 - Overhead Tunnel: Downhole Semi-Variogram to Figure 78 - Overhead Tunnel: Horizontal Semi-Variogram.

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Figure 77 - Overhead Tunnel: Downhole Semi-Variogram

Figure 78 - Overhead Tunnel: Horizontal Semi-Variogram

The semi-variograms for Umbut are shown below in Figure 79 - Umbut: Downhole Semi-Variogram to Figure 81 - Umbut: Alternate Inclined Semi-Variogram.

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Figure 79 - Umbut: Downhole Semi-Variogram

Figure 80 - Umbut: Inclined Semi-Variogram

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Figure 81 - Umbut: Alternate Inclined Semi-Variogram

The modelled log semi-variogram values were back calculated to normal semi-variograms for use with Ordinary Kriging. The back transform for Taiton A, Taiton B, Tabai, Overhead Tunnel and Umbut are shown in Figure 82 - Taiton A: Log to Normal Semi-Variogram Transform to Figure 86 - Umbut: Log to Normal Semi-Variogram Transform below.

Figure 82 - Taiton A: Log to Normal Semi-Variogram Transform

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Figure 83 - Taiton B: Log to Normal Semi-Variogram Transform

Figure 84 - Tabai: Log to Normal Semi-Variogram Transform

Figure 85 - Overhead Tunnel: Log to Normal Semi-Variogram Transform

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Figure 86 - Umbut: Log to Normal Semi-Variogram Transform

16.5.6    Previous Resource Estimates

No previous resource estimates have been undertaken.

16.5.7    Modelling & Resource Estimate Parameters

The ore zone wireframes were generated in Gemcom by Olympus/North Borneo Gold staff and imported into Datamine and validated. These were then filled with block model cells orientated orthogonally. The block model parameters for Taiton A, Taiton B, Overhead Tunnel and Umbut are listed in Table 99 - Taiton A, Taiton B, Overhead Tunnel & Umbut: Block Model Parameters below. Those for Tabai are listed in Table 100 - Tabai: Block Model Parameters and are due to the narrow vertical nature of this deposit.

Block Model Parameter	Block Model Value
Parent Block Cell Size	10m x 10m x 5m
Zone Code	Ore Zone=1
Sub-Cell Size	2.5m x 2.5m x 0.5m

Table 99 - Taiton A, Taiton B, Overhead Tunnel & Umbut: Block Model Parameters

Block Model Parameter	Block Model Value
Parent Block Cell Size	5m x 5m x 5m
Zone Code	Ore Zone=1
Sub-Cell Size	0.5m x 0.5m x 0.5m

Table 100 - Tabai: Block Model Parameters

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For Taiton A, Taiton B, Tabai, Overhead Tunnel and Umbut all assays within the ore zone volume were used in the estimate (zonal estimation). A top cut of 21.64 g/t Au was applied to all samples above this value for Taiton A. Similarly, for Taiton B a top-cut of 9.77 g/t Au was applied, 49.05 g/t Au for Tabai, 14.86 g/t Au for Overhead Tunnel and 20.72 g/t Au for Umbut.

Limited density values were found in the a few drillholes from the Taiton and Bekajang-Krian areas. The average density was determined from these density samples by formation and applied to the Taiton data. The average was 2.594 t/m3 for Bau Limestone, 2.406 t/m3 for Intrusive, 2.589 t/m3 for Krian Sandstone, 2.365 t/m3 for Pedawan Shale, 1.98 t/m3 for Quaternary deposits and 2.751 t/m3 for Serian Volcanics; with a default of 2.5 being applied as required.

Search ellipse and Ordinary Kriging parameters were derived from the variogram analysis and are summarised in Table 101 - Taiton A: Ordinary Kriging Estimation Parameters, Table 102 - Taiton B: Ordinary Kriging Estimation Parameters, Table 103 - Tabai: Ordinary Kriging Estimation Parameters, Table 104 - Overhead Tunnel: Ordinary Kriging Estimation Parameters and Table 105 - Umbut: Ordinary Kriging Estimation Parameters below.

Estimation Parameter	Value
Search Orientation	0° dip at 90° azimuth
Nugget	0.27
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.29
Sill (Range 2)	0.44
Range 1	7m x 7m x 8m
Range 2	35m x 35m x 30m
Minimum Samples	2
Maximum Samples	32

Table 101 - Taiton A: Ordinary Kriging Estimation Parameters

Estimation Parameter	Value
Search Orientation	60° dip at 90° azimuth
Nugget	0.25
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.29
Sill (Range 2)	0.46
Range 1	10m x 13m x 13m
Range 2	40m x 35m x 35m
Minimum Samples	2
Maximum Samples	32

Table 102 - Taiton B: Ordinary Kriging Estimation Parameters

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Estimation Parameter	Value
Search Orientation	80° dip at 90° azimuth
Nugget	0.34
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.18
Sill (Range 2)	0.48
Range 1	10m x 10m x 4m
Range 2	40m x 40m x 10m
Minimum Samples	2
Maximum Samples	32

Table 103 - Tabai: Ordinary Kriging Estimation Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 150° azimuth
Nugget	0.53
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.26
Sill (Range 2)	0.21
Range 1	10m x 10m x 10m
Range 2	32m x 32m x 28m
Minimum Samples	2
Maximum Samples	32

Table 104 - Overhead Tunnel: Ordinary Kriging Estimation Parameters

Estimation Parameter	Value
Search Orientation	55° dip at 225° azimuth
Nugget	0.14
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.44
Sill (Range 2)	0.39
Range 1	3m x 3m x 3m
Range 2	25m x 25m x 25m
Minimum Samples	2
Maximum Samples	32

Table 105 - Umbut: Ordinary Kriging Estimation Parameters

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16.5.8    Resource & Comparative Estimates

The resource for Taiton A was determined at a variety of lower cutoffs. Table 106 - Taiton A: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 106 - Taiton A: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Taiton B was determined at a variety of lower cutoffs. Table 107 - Taiton B: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 107 - Taiton B: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Tabai was determined at a variety of lower cutoffs. Table 108 - Tabai: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

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Table 108 - Tabai: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Overhead Tunnel was determined at a variety of lower cutoffs. Table 109 - Overhead Tunnel: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 109 - Overhead Tunnel: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Umbut was determined at a variety of lower cutoffs. Table 110 - Umbut: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 110 - Umbut: Ordinary Kriging Resource at 0.25 g/t Increments

A lower cutoff grade of 0.75 g/t Au was selected for the potential open pit deposits as this is a typical cutoff value used in other Malaysian operations and in known deposits mining similarly refractory ore. The two likely underground deposits (Tabai and Overhead Tunnel) have the higher cutoff grade of 2 g/t Au.

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Figure 87 - Taiton A: W-E Section through Ordinary Kriging Resource Model below shows a slice through the Taiton A gold resource model with the drillholes. Additionally, the ore zone and pit excavation wireframe outlines are also shown.

Figure 87 - Taiton A: W-E Section through Ordinary Kriging Resource Model

Figure 88 - Taiton B: SW-NE Section through Ordinary Kriging Resource Model below shows a slice through the Taiton B gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 88 - Taiton B: SW-NE Section through Ordinary Kriging Resource Model

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Figure 89 - Tabai: W-E Section through Ordinary Kriging Resource Model below shows a slice through the Tabai gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 89 - Tabai: W-E Section through Ordinary Kriging Resource Model

Figure 90 - Overhead Tunnel: SW-NE Section through Ordinary Kriging Resource Model below shows a slice through the Overhead Tunnel gold resource model with the drillholes. Additionally, the ore zone and tunnel excavation wireframe outlines are also shown.

Figure 90 - Overhead Tunnel: SW-NE Section through Ordinary Kriging Resource Model

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Figure 91 - Umbut: SW-NE Section through Ordinary Kriging Resource Model below shows a slice through the Umbut gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 91 - Umbut: SW-NE Section through Ordinary Kriging Resource Model

Resource model estimates are adjusted for topography or where excavations (underground and surface) exist. The resource model above topography or within known excavations is removed or subtracted from the final resource estimate.

Comparative estimations were conducted using Inverse Distance Squared and Nearest Neighbour (3D polygonal) methods. The estimation parameters used for these are listed below in Table 111 - Taiton A: Comparative Estimation Method Parameters for Taiton A, Table 112 - Taiton B: Comparative Estimation Method Parameters for Taiton B, Table 113 - Tabai: Comparative Estimation Method Parameters for Tabai, Table 114 - Overhead Tunnel: Comparative Estimation Method Parameters for Overhead Tunnel and Table 115 - Umbut: Comparative Estimation Method Parameters for Umbut.

Estimation Parameter	Value
Search Orientation	0° dip at 90° azimuth
Search Ellipse Range	35m x 35m x 30m
Minimum Samples	2
Maximum Samples	32

Table 111 - Taiton A: Comparative Estimation Method Parameters

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Estimation Parameter	Value
Search Orientation	60° dip at 90° azimuth
Search Ellipse Range	40m x 35m x 35m
Minimum Samples	2
Maximum Samples	32

Table 112 - Taiton B: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	80° dip at 90° azimuth
Search Ellipse Range	40m x 40m x 10m
Minimum Samples	2
Maximum Samples	32

Table 113 - Tabai: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 150° azimuth
Search Ellipse Range	32m x 32m x 28m
Minimum Samples	2
Maximum Samples	32

Table 114 - Overhead Tunnel: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	55° dip at 225° azimuth
Search Ellipse Range	25m x 25m x 25m
Minimum Samples	2
Maximum Samples	32

Table 115 - Umbut: Comparative Estimation Method Parameters

Listed below, in Table 116 - Taiton A: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 117 - Taiton A: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Taiton A.

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Table 116 - Taiton A: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 117 - Taiton A: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 118 - Taiton B: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 119 - Taiton B: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Taiton B.

Table 118 - Taiton B: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 119 - Taiton B: Nearest Neighbour Resource at 0.25 g/t Increments

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Listed below, in Table 120 - Tabai: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 121 - Tabai: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Tabai.

Table 120 - Tabai: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 121 - Tabai: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 122 - Overhead Tunnel: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 123 - Overhead Tunnel: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Overhead Tunnel.

Table 122 - Overhead Tunnel: Inverse Distance Squared Resource at 0.25 g/t Increments

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Table 123 - Overhead Tunnel: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 124 - Umbut: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 125 - Umbut: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Umbut.

Table 124 - Umbut: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 125 - Umbut: Nearest Neighbour Resource at 0.25 g/t Increments

The comparative resource estimates for Taiton A, Taiton B, Tabai, Overhead Tunnel and Umbut compare well with the Ordinary Kriging resource estimates and the minor differences probably reflect the interpolation techniques/application.

The resource has been classified as Inferred. Some areas of the deposit(s) could potentially have been classified as Indicated based purely on the drilling density. However, one or more of the following issues gave rise to an Inferred classification:

•	Large number of RC drillholes with few diamond core holes;

•	Smaller drillhole sizes in some instances (e.g. BQ);

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•	Lack of extensive and systematic density determinations throughout the deposit;

•	Gaps in the drillhole spacing or coverage and/or larger distances between drillholes;

•	Difficulty in domaining of the data to remove possible mixed populations in some instances.

16.6    Bekajang-Krian Sector

16.6.1    General

The Taiton sector is situated approximately 0.5 kilometres from the town of Bau and is a set of five deposits based on discrete geographical areas as defined by the drilling to date. These deposits have been modelled separately and are Bekajang North, Bekajang South, Johara, Karang Bila and BYG Pit Extension-Krian. The tailings dam resource is situated in between the Bekajang North and Bekajang South deposits but has been dealt with separately in another section.

The resource assessment conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of previous resource estimate work and geological interpretations;

•	Review and validation of the current resource database and associated data;

•	Review, capture and validation of information and data not captured in the above database (hardcopy format) including other digital data;

•	Combining the above data into a clean and validated resource database with associated data being verified;

•	Analysis and assessment of the resource data;

•	Geological modelling and interpretation of the resource;

•	Resource estimation work to determine the mineral resource using 3 different estimation techniques;

All data used for this resource update was supplied or sourced by Olympus/North Borneo Gold or determined by Terra Mining Consultants/Stevens & Associates from available information. An extensive data validation, cross checking and rectification process was undertaken prior to all resource modelling to verify all data and sources as best as possible, particularly with respect to the historic data.

Historical documents and internal reports were reviewed as part of the resource update. Additionally, numerous notes, plans, sections, memoranda and other documents, both in digital and hardcopy format found in the office library and storage, were reviewed.

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16.6.2    Data Review & Validation

All data in digital format or captured from hardcopy format has gone through an extensive set of data validation steps and processes. Where any errors existed these have been checked and rectified where applicable, with those that could not be verified being removed from the database. Some of these are listed below:

•	Cross-checking data against original forms, documents, logs or field notes;

•	Check surveying of drillhole and topographic data in the field and comparing with the database value;

•	Systematic checking of all assay, geology, density, survey and collar information;

•	Use of the mining software validation tools to detect errors, e.g. sample from/to overlaps;

•	Visual verification where applicable;

•	Statistical and other checks.

16.6.3    Ore Zone Definition

The ore zone at Bekajang North, Bekajang South, Johara, Karang Bila & BYG Pit Extension-Krian was defined in the following manner:

•	Drillhole sections were created and interpreted faults, geological and mineralized zone grade boundaries (≥0.5 g/t Au lower cut-off) were drawn;

•	The grade boundaries were correlated from section to section and cross-checked in plan;

•	In the absence of zone continuity, extrapolations were made in between the two drill sections, and up/down dip, using standard methodologies;

•	The definition of the mineralized zones and the methodology used was validated visually on each section, and in 3D, and samples within the zone wireframe were analysed;

•	The ore zone was terminated using the surveyed topography.

In the ore zone definition there are isolated cases of assay values below the lower cut-off value. These have only been included where they fall within samples above the cut-off, are of minor effect and cannot be excluded due to their isolated nature.

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16.6.4    Statistical Analysis of Data

The full Bekajang-Krian database consisted of 690 drillhole collar entries, 791 survey entries, 18,365 assay records, 5,095 density records, and 34,031 lithology records.

A total of 59,027.44 metres of drilling was drilled in and around the Bekajang-Krian sector. The drillhole depths varied from 4 metres to 535.95 metres with an average depth of approximately 85.56 metres. The drillholes consisted of 310 RC holes and 380 diamond cored holes in BQ, NQ, HQ & PQ sizes.

The Bekajang North deposit has 64 drillholes, Bekajang South deposit has 128 drillholes, Johara deposit has 15 drillholes, Karang Bila deposit has 16 drillholes and BYG Pit Extension-Krian deposit has 126 drillholes. The remaining drillholes fall outside the defined deposits.

A total of 757 drillhole assay samples fall within the mineralized zone at Bekajang North. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 126 - Bekajang North: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 126 - Bekajang North: Ore Zone Drillhole Sample Statistics

A total of 1,269 drillhole assay samples fall within the mineralized zone at Bekajang South. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 127 - Bekajang South: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

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Table 127 - Bekajang South: Ore Zone Drillhole Sample Statistics

A total of 239 drillhole assay samples fall within the mineralized zone at Johara. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 128 - Johara: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 128 - Johara: Ore Zone Drillhole Sample Statistics

A total of 149 drillhole assay samples fall within the mineralized zone at Karang Bila. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 129 - Karang Bila: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

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Table 129 - Karang Bila: Ore Zone Drillhole Sample Statistics

A total of 1,906 drillhole assay samples fall within the mineralized zone at BYG Pit Extension-Krian. Statistics were calculated for gold and sample length fields in the drillhole database within the defined mineralized zones. Table 130 - BYG Pit Extension-Krian: Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples within the mineralised envelope.

Table 130 - BYG Pit Extension-Krian: Ore Zone Drillhole Sample Statistics

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Samples within the orezone were composited to 1 metre lengths, resulting in 743 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 131 - Bekajang North: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Bekajang North.

Table 131 - Bekajang North: Ore Zone Composited Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 1,357 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 132 - Bekajang South: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Bekajang South.

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Table 132 - Bekajang South: Ore Zone Composited Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 250 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 133 - Johara: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Johara.

Table 133 - Johara: Ore Zone Composited Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 149 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 134 - Karang Bila: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Karang Bila.

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Table 134 - Karang Bila: Ore Zone Composited Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 2,116 composites. Composites were set at 1 metre as this was the predominant sample length and close to the average sample length. Table 135 - BYG Pit Extension-Krian: Ore Zone Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for BYG Pit Extension-Krian.

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Table 135 - BYG Pit Extension-Krian: Ore Zone Composited Drillhole Sample Statistics

The Au data shown statistically above is also shown in graphical form below. Figure 92 - Bekajang North: Log Histogram of Au Ore Zone Composites and Figure 93 - Bekajang North: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 92 - Bekajang North: Log Histogram of Au Ore Zone Composites

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Figure 93 - Bekajang North: Cumulative Log Histogram of Au Ore Zone Composites

The Au data shown statistically above is also shown in graphical form below. Figure 94 - Bekajang South: Log Histogram of Au Ore Zone Composites and Figure 95 - Bekajang South: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 94 - Bekajang South: Log Histogram of Au Ore Zone Composites

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Figure 95 - Bekajang South: Cumulative Log Histogram of Au Ore Zone Composites

The Au data shown statistically above is also shown in graphical form below. Figure 96 - Johara: Log Histogram of Au Ore Zone Composites and Figure 97 - Johara: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 96 - Johara: Log Histogram of Au Ore Zone Composites

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Figure 97 - Johara: Cumulative Log Histogram of Au Ore Zone Composites

The Au data shown statistically above is also shown in graphical form below. Figure 98 - Karang Bila: Log Histogram of Au Ore Zone Composites and Figure 99 - Karang Bila: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

Figure 98 - Karang Bila: Log Histogram of Au Ore Zone Composites

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Figure 99 - Karang Bila: Cumulative Log Histogram of Au Ore Zone Composites

The Au data shown statistically above is also shown in graphical form below. Figure 100 - BYG Pit Extension-Krian: Log Histogram of Au Ore Zone Composites and Figure 101 - BYG Pit Extension-Krian: Cumulative Log Histogram of Au Ore Zone Composites below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

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Figure 100 - BYG Pit Extension-Krian: Log Histogram of Au Ore Zone Composites

Figure 101 - BYG Pit Extension-Krian: Cumulative Log Histogram of Au Ore Zone Composites

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with four secondary percentiles (2.5% ranges) for the last primary percentile. Table 136 - Bekajang North: Quantile Analysis of Au Drillhole Composites to Table 140 - BYG Pit Extension-Krian: Quantile Analysis of Au Drillhole Composites displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range for the Bekajang North, Bekajang South, Johara, Karang Bila and BYG Pit Extension-Krian Ore Zones.

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Table 136 - Bekajang North: Quantile Analysis of Au Drillhole Composites

Table 137 - Bekajang South: Quantile Analysis of Au Drillhole Composites

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Table 138 - Johara: Quantile Analysis of Au Drillhole Composites

Table 139 - Karang Bila: Quantile Analysis of Au Drillhole Composites

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Table 140 - BYG Pit Extension-Krian: Quantile Analysis of Au Drillhole Composites

For Bekajang North, looking at the primary percentiles, it can be seen that approximately 57% of the metal percentage can be found in the top 10% range, and that there is a significant jump in the mean grade and metal content from the previous range. For Bekajang South this is approximately 50%, Johara approximately 38%, Karang Bila approximately 45% and BYG Pit Extension-Krian is 51%.

Closer inspection of the secondary percentiles indicates that the Au metal content changes abruptly at the 97.5 percentile, and contains nearly 27% of the Au metal content for Bekajang North, 27% for Bekajang South, 17% for Johara, 18% for Karang Bila and 22% for BYG Pit Extension-Krian.

Reviewing the log histograms, cumulative log histograms and the quantile analysis suggests that a top cut of 33.13 g/t Au (mean of the 97.5 percentile) should be applied to the Bekajang North samples above this value in order to remove any effect of the high grade samples in the estimation process. Similarly, a top cut of 19.30 g/t Au for Bekajang South, 13.71 g/t Au for Johara and 20.44 g/t Au for BYG Pit Extension-Krian. A value of 10.00 g/t Au for Karang Bila was applied as the maximum grade and the mean of the 97.5 percentile are the same, so the value used lies between the 95 and 97.5 percentile.

16.6.5    Semi-Variogram Analysis

Semi-variogram analyses were undertaken to determine the semi-variogram parameters for use in the Ordinary Kriging. Downhole, horizontal and vertical increment semi-variograms were generated with the best semi-variograms selected that defines the strike, dip and dip direction. These semi-variograms were used to determine the nugget, sill values and ranges.

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A log semi-variogram and two-range spherical model were used. A best fit model in the downhole semi-variogram was used to define the nugget. Subsequent model fitting was applied to the strike and dip/dip-direction to define the sill values by varying the ranges in these directions. The semi-variogram parameters are listed in Table 142 - Bekajang North: Ordinary Kriging Estimation Parameters to Table 145 - BYG Pit Extension-Krian: Ordinary Kriging Estimation Parameters in Section 16.6.7 below

The semi-variograms for Bekajang North are shown below in Figure 102 - Bekajang North: Downhole Semi-Variogram to Figure 103 - Bekajang North: Horizontal Semi-Variogram.

Figure 102 - Bekajang North: Downhole Semi-Variogram

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Figure 103 - Bekajang North: Horizontal Semi-Variogram

The semi-variograms for Bekajang South are shown below in Figure 104 - Bekajang South: Downhole Semi-Variogram to Figure 106 - Bekajang South: Alternate Directional Semi-Variogram.

Figure 104 - Bekajang South: Downhole Semi-Variogram

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Figure 105 - Bekajang South: Horizontal Semi-Variogram

Figure 106 - Bekajang South: Alternate Directional Semi-Variogram

The semi-variograms for Johara are shown below in Figure 107 - Johara: Directional Semi-Variogram to Figure 108 - Johara: Alternate Directional Semi-Variogram.

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Figure 107 - Johara: Directional Semi-Variogram

Figure 108 - Johara: Alternate Directional Semi-Variogram

The semi-variograms for BYG Pit Extension-Krian are shown below in Figure 109 - BYG Pit Extension-Krian: Downhole Semi-Variogram to Figure 111 - BYG Pit Extension-Krian: Directional Semi-Variogram.

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Figure 109 - BYG Pit Extension-Krian: Downhole Semi-Variogram

Figure 110 - BYG Pit Extension-Krian: Horizontal Semi-Variogram

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Figure 111 - BYG Pit Extension-Krian: Directional Semi-Variogram

No adequate semi-variograms were definable for the Karang Bila deposit and these have not been included above. Due to this the Karang Bila deposit was estimated using Inverse Distance Squared method and no Ordinary Kriging was undertaken.

The modelled log semi-variogram values were back calculated to normal semi-variograms for use with Ordinary Kriging. The back transform for Bekajang North, Bekajang South, Johara and BYG Pit Extension-Krian are shown in Figure 112 - Bekajang North: Log to Normal Semi-Variogram Transform to Figure 115 - BYG Pit Extension-Krian: Log to Normal Semi-Variogram Transform below.

Figure 112 - Bekajang North: Log to Normal Semi-Variogram Transform

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Figure 113 - Bekajang South: Log to Normal Semi-Variogram Transform

Figure 114 - Johara: Log to Normal Semi-Variogram Transform

Figure 115 - BYG Pit Extension-Krian: Log to Normal Semi-Variogram Transform

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16.6.6    Previous Resource Estimates

No previous resource estimates have been undertaken.

16.6.7    Modelling & Resource Estimate Parameters

The ore zone wireframes were generated in Gemcom by Olympus/North Borneo Gold staff and imported into Datamine and validated. These were then filled with block model cells orientated orthogonally. The block model parameters for Bekajang North, Bekajang South, Johara, Karang Bila and BYG Pit Extension-Krian are listed in Table 141 - Bekajang-Krian: Block Model Parameters below.

Block Model Parameter	Block Model Value
Parent Block Cell Size	5m x 5m x 5m
Zone Code	Ore Zone=1
Sub-Cell Size	0.5m x 0.5m x 0.5m

Table 141 - Bekajang-Krian: Block Model Parameters

For Bekajang North, Bekajang South, Johara, Karang Bila and BYG Pit Extension-Krian all assays within the ore zone volume were used in the estimate (zonal estimation). A top cut of 33.13 g/t Au was applied to all samples above this value for Bekajang North. Similarly, for Bekajang South a top-cut of 19.30 g/t Au was applied, 13.71 g/t Au for Johara and 20.44 g/t Au for BYG Pit Extension-Krian. A value of 10.00 g/t Au for Karang Bila was applied as the maximum grade and the mean of the 97.5 percentile are the same, so the value used lies between the 95 and 97.5 percentile.

Limited density values were found in the a few drillholes from the Taiton and Bekajang-Krian areas. The average density was determined from these density samples by formation and applied to the Taiton data. The average was 2.594 t/m3 for Bau Limestone, 2.406 t/m3 for Intrusive, 2.589 t/m3 for Krian Sandstone, 2.365 t/m3 for Pedawan Shale, 1.98 t/m3 for Quaternary deposits and 2.751 t/m3 for Serian Volcanics; with a default of 2.5 being applied as required.

Search ellipse and Ordinary Kriging parameters were derived from the variogram analysis and are summarised in Table 142 - Bekajang North: Ordinary Kriging Estimation Parameters, Table 143 - Bekajang South: Ordinary Kriging Estimation Parameters, Table 144 - Johara: Ordinary Kriging Estimation Parameters and Table 145 - BYG Pit Extension-Krian: Ordinary Kriging Estimation Parameters below.

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Estimation Parameter	Value
Search Orientation	0° dip at 15° azimuth
Nugget	0.27
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.17
Sill (Range 2)	0.56
Range 1	8m x 5m x 5m
Range 2	30m x 30m x 16m
Minimum Samples	2
Maximum Samples	32

Table 142 - Bekajang North: Ordinary Kriging Estimation Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 45° azimuth
Nugget	0.19
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.15
Sill (Range 2)	0.66
Range 1	10m x 10m x 2m
Range 2	55m x 25m x 10m
Minimum Samples	2
Maximum Samples	32

Table 143 - Bekajang South: Ordinary Kriging Estimation Parameters

Estimation Parameter	Value
Search Orientation	60° dip at 60° azimuth
Nugget	0.23
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.22
Sill (Range 2)	0.54
Range 1	2m x 3m x 3m
Range 2	32m x 25m x 25m
Minimum Samples	2
Maximum Samples	32

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Table 144 - Johara: Ordinary Kriging Estimation Parameters

Estimation Parameter	Value
Search Orientation	225° dip at 75° azimuth
Nugget	0.25
Variogram Type	Spherical (2 range)
Sill (Range 1)	0.26
Sill (Range 2)	0.50
Range 1	10m x 10m x 5m
Range 2	50m x 55m x 30m
Minimum Samples	2
Maximum Samples	32

Table 145 - BYG Pit Extension-Krian: Ordinary Kriging Estimation Parameters

Karang Bila resource was estimated by the Inverse Distance Squared and the parameters for this estimation are included Table 154 - Karang Bila: Comparative Estimation Method Parameters in the next Section.

16.6.8    Resource & Comparative Estimates

The resource for Bekajang North was determined at a variety of lower cutoffs. Table 146 - Bekajang North: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 146 - Bekajang North: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Bekajang South was determined at a variety of lower cutoffs. Table 147 - Bekajang South: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

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Table 147 - Bekajang South: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Johara was determined at a variety of lower cutoffs. Table 148 - Johara: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 148 - Johara: Ordinary Kriging Resource at 0.25 g/t Increments

The resource for Karang Bila was determined at a variety of lower cutoffs. Table 149 - Karang Bila: Inverse Distance Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 149 - Karang Bila: Inverse Distance Resource at 0.25 g/t Increments

The resource for BYG Pit Extension-Krian was determined at a variety of lower cutoffs. Table 150 - BYG Pit Extension-Krian: Ordinary Kriging Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

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Table 150 - BYG Pit Extension-Krian: Ordinary Kriging Resource at 0.25 g/t Increments

A lower cutoff grade of 0.75 g/t Au was selected for the potential open pit deposits as this is a typical cutoff value used in other Malaysian operations and in known deposits mining similarly refractory ore.

Figure 116 - Bekajang North: N-S Section through Ordinary Kriging Resource Model below shows a slice through the Bekajang North gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 116 - Bekajang North: N-S Section through Ordinary Kriging Resource Model

Figure 117 - Bekajang South: SW-NE Section through Ordinary Kriging Resource Model below shows a slice through the Bekajang South gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

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Figure 117 - Bekajang South: SW-NE Section through Ordinary Kriging Resource Model

Figure 118 - Johara: SW-NE Section through Ordinary Kriging Resource Model below shows a slice through the Johara gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 118 - Johara: SW-NE Section through Ordinary Kriging Resource Model

Figure 119 - Karang Bila: SW-NE Section through Inverse Distance Resource Model below shows a slice through the Karang Bila gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

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Figure 119 - Karang Bila: SW-NE Section through Inverse Distance Resource Model

Figure 120 - BYG Extension-Krian: W-E Section through Ordinary Kriging Resource Model below shows a slice through the BYG Pit Extension-Krian gold resource model with the drillholes. Additionally, the ore zone wireframe outlines are also shown.

Figure 120 - BYG Extension-Krian: W-E Section through Ordinary Kriging Resource Model

Resource model estimates are adjusted for topography or where excavations (underground and surface) exist. The resource model above topography or within known excavations is removed or subtracted from the final resource estimate.

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Comparative estimations were conducted using Inverse Distance Squared and/or Nearest Neighbour (3D polygonal) methods. The estimation parameters used for these are listed below in Table 151 - Bekajang North: Comparative Estimation Method Parameters for Bekajang North, Table 152 - Bekajang South: Comparative Estimation Method Parameters for Bekajang South, Table 153 - Johara: Comparative Estimation Method Parameters for Johara, Table 154 - Karang Bila: Comparative Estimation Method Parameters for Karang Bila and Table 155 - BYG Pit Extension-Krian: Comparative Estimation Method Parameters for BYG Pit Extension-Krian.

Estimation Parameter	Value
Search Orientation	0° dip at 15° azimuth
Search Ellipse Range	30m x 30m x 16m
Minimum Samples	2
Maximum Samples	32

Table 151 - Bekajang North: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	0° dip at 45° azimuth
Search Ellipse Range	55m x 25m x 10m
Minimum Samples	2
Maximum Samples	32

Table 152 - Bekajang South: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	60° dip at 60° azimuth
Search Ellipse Range	32m x 25m x 25m
Minimum Samples	2
Maximum Samples	32

Table 153 - Johara: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	25° dip at 65° azimuth
Search Ellipse Range	40m x 40m x 10m
Minimum Samples	2
Maximum Samples	32

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Table 154 - Karang Bila: Comparative Estimation Method Parameters

Estimation Parameter	Value
Search Orientation	225° dip at 75° azimuth
Search Ellipse Range	50m x 55m x 30m
Minimum Samples	2
Maximum Samples	32

Table 155 - BYG Pit Extension-Krian: Comparative Estimation Method Parameters

Listed below, in Table 156 - Bekajang North: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 157 - Bekajang North: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Bekajang North.

Table 156 - Bekajang North: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 157 - Bekajang North: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 158 - Bekajang South: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 159 - Bekajang South: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Bekajang South.

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Table 158 - Bekajang South Inverse Distance Squared Resource at 0.25 g/t Increments

Table 159 - Bekajang South: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 160 - Johara: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 161 - Johara: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for Johara.

Table 160 - Johara: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 161 - Johara: Nearest Neighbour Resource at 0.25 g/t Increments

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Table 162 - Karang Bila: Nearest Neighbour Resource at 0.25 g/t Increments lists the Nearest Neighbour comparative estimate for the Karang Bila deposit.

Table 162 - Karang Bila: Nearest Neighbour Resource at 0.25 g/t Increments

Listed below, in Table 163 - BYG Pit Extension-Krian: Inverse Distance Squared Resource at 0.25 g/t Increments and Table 164 - BYG Pit Extension-Krian: Nearest Neighbour Resource at 0.25 g/t Increments, are the Inverse Distance and Nearest Neighbour comparative estimates for BYG Pit Extension-Krian.

Table 163 - BYG Pit Extension-Krian: Inverse Distance Squared Resource at 0.25 g/t Increments

Table 164 - BYG Pit Extension-Krian: Nearest Neighbour Resource at 0.25 g/t Increments

The comparative resource estimates for Bekajang North, Bekajang South, Johara and BYG Pit Extension-Krian compare well with the Ordinary Kriging resource estimates and the minor differences probably reflect the interpolation techniques/application. In the case of Karang Bila the comparison with the Inverse Distance resource estimate also compares well considering the estimation technique differences.

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The resource has been classified as Inferred. Some areas of the deposit(s) could potentially have been classified as Indicated based purely on the drilling density. However, one or more of the following issues gave rise to an Inferred classification:

•	Large number of RC drillholes with few diamond core holes;

•	Smaller drillhole sizes in some instances (e.g. BQ);

•	Lack of extensive and systematic density determinations throughout the deposit;

•	Gaps in the drillhole spacing or coverage and/or larger distances between drillholes;

•	Difficulty in domaining of the data to remove possible mixed populations in some instances.

16.7    Tailings

16.7.1    General

The historic tailings dam resource is situated in the Bekajang area between the Bekajang North and South deposits and is approximately 1 kilometre from the town of Bau. This resource assessment is of the residual processed tails from the Bukit-Young Gold Mines operations and plant during the 1980-90’s.

The resource assessment conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of previous resource estimate work and geological interpretations;

•	Review and validation of the current resource database and associated data;

•	Review, capture and validation of information and data not captured in the above database (hardcopy format) including other digital data;

•	Combining the above data into a clean and validated resource database with associated data being verified;

•	Analysis and assessment of the resource data;

•	Geological modelling and interpretation of the resource;

•	Resource estimation work to determine the mineral resource using 3 different estimation techniques;

All data used for this resource update was supplied or sourced by Olympus/North Borneo Gold or determined by Terra Mining Consultants/Stevens & Associates from available information. An extensive data validation, cross checking and rectification process was undertaken prior to all resource modelling to verify all data and sources as best as possible, particularly with respect to the historic data.

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Historical documents and internal reports were reviewed as part of the resource update. Additionally, numerous notes, plans, sections, memoranda and other documents, both in digital and hardcopy format found in the office library and storage, were reviewed.

16.7.2    Data Review & Validation

All data in digital format or captured from hardcopy format has gone through an extensive set of data validation steps and processes. Where any errors existed these have been checked and rectified where applicable, with those that could not be verified being removed from the database. Some of these are listed below:

•	Cross-checking data against original forms, documents, logs or field notes;

•	Check surveying of drillhole and topographic data in the field and comparing with the database value;

•	Systematic checking of all assay, geology, density, survey and collar information;

•	Use of the mining software validation tools to detect errors, e.g. sample from/to overlaps;

•	Visual verification where applicable;

•	Statistical and other checks.

16.7.3    Ore Zone Definition

The tailings impoundment was defined in the following manner:

•	Digitise the hydrographic survey of the original Bekajang lake and incorporate into the 1978 topography as determined from the aerial photogrammetry work;

•	Capture the final tailings topography surface and limits, projecting these boundaries down at the angle of the bund construction;

•	This process defines the tailings impoundment volume which was used to define the tailings “resource” volume.

16.7.4    Statistical Analysis of Data

The full database consisted of 237 auger drillhole collar entries and 937 assay records. All augers were assumed to be vertical.

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A total of 916.8 metres of auger drilling was drilled in the accessible part of the tailings impoundment. The auger drill depths varied from 0.3 metres to 7.4 metres with an average depth of approximately 3.87 metres.

All auger drillholes fell within the tailings impoundment zone. Statistics were calculated in Datamine for gold, density and sample length fields in the drillhole database within the defined mineralized zones. Table 165 - Tailings: Impoundment Drillhole Sample Statistics lists the statistics for the drillhole samples within the tailings impoundment envelope.

Table 165 - Tailings: Impoundment Drillhole Sample Statistics

Samples within the tailings impoundment were not composited as the sample intervals were 1 metre and any sub-metre intervals were at the end of the holes which would have not changed in the composite process.

The Au data shown statistically above is also shown in graphical form below. Figure 121 - Tailings: Log Histogram of Au Impoundment Samples and Figure 122 - Tailings: Cumulative Log Histogram of Au Impoundment Samples below display the log histogram and cumulative log probability plots, for composited Au samples, which were plotted in Datamine.

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Figure 121 - Tailings: Log Histogram of Au Impoundment Samples

Figure 122 - Tailings: Cumulative Log Histogram of Au Impoundment Samples

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with four secondary percentiles (2.5% ranges) for the last primary percentile. Table 166 - Tailings: Quantile Analysis of Au Auger Samples displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range for the Tailings Impoundment.

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Table 166 - Tailings: Quantile Analysis of Au Auger Samples

Looking at the primary percentiles, it can be seen that approx. 17% of the metal percentage can be found in the top 10% range (top 94 samples), and that there is a jump in the mean grade and metal content from the previous range. Closer inspection of the secondary percentiles indicates that the Au metal content changes at the 97.5 percentile, and contains nearly 6% of the Au metal content.

Reviewing the log histograms, cumulative log histograms and the quantile analysis suggests that a top cut of 3.30 g/t Au (mean of the 97.5 percentile) should be applied to the samples above this value in order to remove any effect of the high grade samples in the estimation process.

16.7.5    Semi-Variogram Analysis

The Tailings resource was estimated using the Inverse Distance Squared method and no semi-variogram analysis was conducted.

16.7.6    Previous Resource Estimates

The Tailing resource has been the subject to a number of historic resource estimates (both internal and public) but the single public resource estimates is the most significant. The following summary of the single public, historic resource estimate completed prior to 2010, was extracted from Olympus/North Borneo Gold sourced or supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards.

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Although some of the more recent resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

•
John Ashby (Ashby) of Ashby & Associates for Zedex Ltd in October 2008. Ashby defined an Inferred Resource (JORC 2004) of 1.291 million tonnes at 1.332 g/t Au based on the modelling and an Inferred Resource (JORC 2004) of 1.878 million tonnes at 1.332 g/t Au for the remaining historic tailings outside the modelled area, using a cutoff of 0.87 g/t Au and 0.62 g/t Au respectively.

16.7.7    Modelling & Resource Estimate Parameters

The Tailings impoundment resource wireframes were generated in Datamine and split into a north and south impoundment wireframe. These were then filled with block model cells orientated orthogonally. The block model parameters are listed in Table 167 - Tailings: Block Model Parameters below.

Block Model Parameter	Block Model Value
Parent Block Cell Size	10m x 10m x 1m
Zone Code	Zone=1 & 2
Sub-Cell Size	2.5m x 2.5m x 0.25m

Table 167 - Tailings: Block Model Parameters

For the Tailings all assays within the impoundment volume were used in the estimate. A top cut of 3.30 g/t Au was applied to all samples above this value. Limited density values were found determined from a few samples.

The average density was determined from these limited density samples and applied to the block model. The average was 1.80 t/m3 for the tailings impoundment material.

Search ellipse and Inverse Distance Squared estimation parameters were derived and are summarised in Table 168 - Tailings: Inverse Distance Estimation Method Parameters below.

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Estimation Parameter	Value
Search Orientation – North Impoundment	0° dip at 120° azimuth
Search Orientation – South Impoundment	0° dip at 300° azimuth
Search Ellipse Range	95m x 45m x 2m
Minimum Samples	5
Maximum Samples	20

Table 168 - Tailings: Inverse Distance Estimation Method Parameters

16.7.8    Resource & Comparative Estimates

The resource for the Tailings impoundment was determined at a variety of lower cutoffs. Table 169 - Tailings: Inverse Distance Resource at 0.25 g/t Increments below displays the results at each 0.25 g/t Au cutoff grade increment.

Table 169 - Tailings: Inverse Distance Resource at 0.25 g/t Increments

A lower cutoff grade of 0.5 g/t Au was selected for the tailings impoundment as this would be a reasonable cutoff value used in defining tailings resources.

A comparative estimate was undertaken using the Nearest Neighbour (3D polygonal) method. The 0.25 g/t cutoff grade increments for this estimation are shown in Table 170 - Tailings: Comparative Nearest Neighbour Resource at 0.25 g/t Increments below.

Table 170 - Tailings: Comparative Nearest Neighbour Resource at 0.25 g/t Increments

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The comparative resource estimates for the Tailings compares well with the Inverse Distance resource estimate and the minor differences probably reflect the interpolation techniques/application.

Due to the extent of the auger drilling and sampling only a portion of the modelled tailings impoundment has been estimated, and this is represented by the above resource. This resource represents approximately 60,400 ozs Au, and the remainder of the tailings resource has been calculated from the official annual tailings records and the above resource. Figure 123 - Tailings: Au Model Slice & Auger Positions shows a slice through the Tailings impoundment model coloured by Au grade ranges.

Figure 123 - Tailings: Au Model Slice & Auger Positions

The remaining resource is 1,738,000 tonnes at 0.71 g/t Au. The total resource, modelled plus calculated remaining is 3,138,000 tonnes at 1.0 g/t Au.

The resultant resource is therefore equal to the total recorded gold placed in the tailings. Table 171 - Bukit Young Historic Ore Treatment & Tailings below lists the annualized recorded tailings placement and value.

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Table 171 - Bukit Young Historic Ore Treatment & Tailings

The tonnage calculated from the modelled tailings impoundment, and using an average density of 1.8 t/m3, is 3,138,000 tonnes. This equates to 99.5% of the tonnage in the above table and is well within an acceptable margin of error.

The resource has been classified as Inferred. Some areas of the deposit(s) could potentially have been classified as Indicated based purely on the drilling density. However, one or more of the following issues gave rise to an Inferred classification:

•	Large number of RC/auger drillholes with few or no diamond core holes;

•	Lack of extensive and systematic density determinations throughout the deposit;

•	Gaps in the drillhole spacing or coverage and/or larger distances between drillholes;

•	Difficulty in domaining of the data to remove possible mixed populations in some instances.

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17.0    OTHER RELEVANT DATA & INFORMATION

This section includes other relevant data as well as items described as “Additional Information for Technical Reports on Development Properties” required under Form 43-101F1.

The authors have concluded that at the present moment there is no additional information relevant to the project that has not been included in the other Sections/Chapters of this report.

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18.0    INTERPRETATION AND CONCLUSIONS

18.1    Mineral Resources & Mineable Resource

The Bau Project has clearly demonstrated potential for significant gold resources at the Bau Project with a total of 2.45 million ounces (0.56 million ounces Indicated and 1.89 million ounces Inferred). These resources are predominantly in the Inferred category and with additional work offer the potential to move into a higher category. Additionally, these resource areas only cover a small portion of the whole goldfield and therefore there is good potential to expand on the current resource base outwith these specific areas.

Resources confirmed in this technical report are summarised below by resource category in Table 172 - Bau Resource by Resource Category and by deposit within each resource category in Table 173 - Rau Resource by Deposit within Resource Category.

Table 172 - Bau Resource by Resource Category

Table 173 - Rau Resource by Deposit within Resource Category

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18.2    Exploration

The Company is about to embark on a substantial exploration programme focused initially on geophysical targets beneath known gold mineralization that appear to be conductive material below the Bau limestone mineral-host in the basement volcanic rocks. These may represent feeders to the Bau gold mineralization. This concept has not been considered prior to the remodeling of the Dighem conductivity data.

In addition, targets based on known surface expression and underground exposure will be tested, such as the Taiton B vein, now possibly a 1,600 metre long structure with virtually no previous drill testing. These will be tested with a programme of drilling, geological mapping and channel sampling where feasible.

18.3    Exploration & Development Potential

The Bau Project has already outlined significant gold resources that warrant proceeding to the feasibility stage. There is potential to substantially increase these resources peripherally and at depth, particularly at Taiton, Bekajang-Krian, Jugan and Sirenggok. There is potential to expand resources at Pejiru as the lateral extensions are not well tested.

As a result of recent scoping studies Jugan, Taiton, and Bekajang-Krian have been ranked as highest in terms of development potential at the current time. A programme of infill drilling metallurgical studies, environmental studies and mine and plant options is being planned to commence in the current quarter.

There is considerable exploration potential at a number of other prospects and the medium and long term objective is to bring these to the resource stage.

Of note is the reinterpretation of the existing geophysical database with modern modeling software. This has identified possible mineralization within the shale basin peripheral to the Jugan gold deposit where detailed depth analysis of 3D Dighem aerial geophysical survey data has revealed a cluster of seven strong anomalies within a 3 km radius at shallow depth.

These exhibit magnetic and resistivity signatures very similar to the Jugan deposit. Validation and drilling of these new zones has the potential to discover one or more analogues to Jugan. Work here will need to wait until the mining certificate renewal application over this area is issued.

A similar reinterpretation and modeling of Dighem data is currently in progress over Taiton and will form the basis of the exploration programme being planned.

From a regional perspective there are two regional exploration projects that form part of the Olympus Pacific-Gladioli Enterprises Sdn Bhd joint venture. These are known as Block C and the Rawan Area (Gunong Rawan). They are located in the western corner of the State of Sarawak, East Malaysia, 25 kms to 80 kms south and southeast of Kuching City and accessible by the Kuching-Serian road. These areas are applications and work cannot commence there until the permits are granted.

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The geology of both Block C and the Rawan Area is broadly similar to that of the Bau Goldfield.  Both areas contain volcanic rocks and sediments (including limestone) intruded by belts of Miocene-age felsic intrusives.  Gold mineralisation has been known to occur in Block C area for many decades, however in the Rawan area (characterised by six [6] major intrusive complexes running in an east-west line parallel to the Indonesian border), gold has only recently been discovered.

This discovery has validated the selection of the Rawan area for exploration and constitutes the discovery of a hitherto unknown major gold province in Sarawak with potential to locate world class hard rock gold and copper-gold deposits.

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19.0    RECOMMENDATIONS

19.1    Feasibility

o	It is recommended that the feasibility planning continue for the highest ranked projects of Taiton, Jugan and Bekajang-Krian.

o	Use all means to have the MC Id 1D/1/1987 renewal application issued as soon as possible to avoid possible delays in the feasibility programme at Jugan.

o	Commence infill and step out drilling at Taiton, and Bekajang-Krian. Jugan to be deferred until MC reissued.

19.2    Exploration

o	Complete drillhole planning and commence programme of drill testing conductivity anomalies at Taiton.

o	Complete surface and underground mapping of the principal structures at Taiton B, Taiton A, Tabai and other areas targeted for drilling.

o	Complete modeling of DIGHEM data particularly along major structures such as the Tai Parit and Krian/ Johara Fault zones and Sirenggok.

Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as the Bau Gold Project.

19.3    Quality Assurance, Quality Control

It is recommended that the quality control and quality assurance protocols employed in the imminent drill programmes be standardized with the Olympus QAQC protocols used on their other projects, and that this includes a system of blanks, blind standards, umpire samples and field and preparation duplicates to ensure QAQC is of the highest standard.

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20.0    REFERENCES

Ashby, J. P.	2008	Investigation of the Jugan Database for Zedex Ltd, June 2008 (incomplete preliminary draft); Ashby & Associates

Ashby, J. P.	2008	Investigation of the Pejiru Database for Zedex Ltd, June 2008 (incomplete preliminary draft); Ashby & Associates

Ashby, J. P.	2008	Investigation of the Sirenggok Database for Zedex Ltd, June 2008 (incomplete preliminary draft); Ashby & Associates

Baker, E. M.	1991	The timing and structural controls on the Carlin-Type mineralisation at Jugan (Bau, Sarawak) and implications for regional exploration. RGC Exploration Pty. Ltd. Unpublished Report No. AWP 2/1991

Bobis R. E. et al	1992
Setting, Brecciation and Alteration-Mineralisation Characteristics of the Sirenggok Intrusive-Breccia Complex: Preliminary Results of the Drilling & Mapping Program. Int Rept Gladioli Services MAS 3/1992

Border, S	2007	Pejiru Preliminary Resources Report for Zedex Ltd, June 2007; GEOS Mining Ltd

Corbett G.J. & Leach T.M	1997;	Southwest Pacific Rim Gold-Copper Deposits, Structure, Alteration and Mineralisation – Short Course Manual

Dr C.J. Hodgson	2008	Report on Visit to Bau Project, Sarawak. (Dr C.J. Hodgson, April, 2008)

Garwin, S. L.	1996.	The Settings and Styles of Gold Mineralisation in Southeast Asia. Geological Society of Malaysia. Annual Geological Conference. Keynote Papers, pp 1-27

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Ingram, P.	1996	The Bau Goldfield, Exploration Implications of Carbonate-Hosted Gold Deposits. Internal Menzies Gold NL Report

Kirwin, D. J., and Ingram, P. A.	1993	Technical notes concerning a visit to the Bau Goldfield, Sarawak, East Malaysia. Menzies Gold N.L. Unpublished Company Report

McClay, K., and Bonora, M	2001	Analog Models of Restraining Stepovers in Strike Slip Systems. AAPG Bulletin, Vol 85, No 2, (February 2001), pp233-260.

McManus, S. A.	2007	Jugan Resource Estimate, Bau Project, Sarawak, Malaysia for Zedex Ltd, February 2007; Information Geoscience Ltd

Marjoribanks, R. W.	1986.	Assessment of the Gold Potential of the Bau district, Sarawak, Malaysia. GFAL Report, 14 pp. Unpublished Report

Mustard, H. M.	1997	The Bau Gold District-East Malaysia. World Gold’97 Conference, pp. 67-77

Mustard, H. M.	2001.	Geology and Structure of pop-ups developed at restraining bends along strike-slip faults and Comparison with the Geology of Bau Goldfield, BYG Services internal report

Olympus Bau Database		Hosted on Olympus’ server Bau Field office, Malaysia

Orway Metallurgical Consultants	2008	Refractory Metallurgical Testwork, Bau Gold Project (OMC, Oct, 2008)

Percival, T. J., Radtke, A. S., & Bagby, W. C.	1990.	Relationships among Carbonate-Replacement Gold Deposits, Gold Skarns, and Intrusive Rocks, Bau Mining District, Sarawak, Malaysia. Mining Geology, 40 1., 1990, pp. 1-16

Pimm, A. C.	1967	Bau Mining District, West Sarawak, East Malaysia. Part II. Krokong. Geological Survey Borneo Region, Malaysia. Bull. 7, Pt. II, 97 pp

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Schuh, W. D.	1993	Geology, Geochemistry and Ore Deposits of the Bau Gold Mining District, Sarawak, Malaysia. PhD Thesis. University of Arizona

Sibson, R.H.	1989	Structure and Mechanics of Fault Zones in Relation to Fault-Hosted Mineralisation. Australian Mineral Foundation Course Book. Adelaide. pp 1–66

Sillitoe, R. H.	1986.	Mineralisation styles and exploration potential of the Bau Gold District, Sarawak, Malaysia. Unpublished report for GFAL 13 pp

Stevens Associates	2008	“Preliminary Bau Gold Project Evaluation” (M.R. Stevens, Oct, 2008)

Van Leeuwan, T.M., Leach, T.M, Hawke, A.A. and Hawke, M.M.	1990	The Kelian disseminated Gold Deposit, in Hedenquist et al, Epithermal Gold Mineralisation of the Circumpacific: Journal of Geochemical Exploration, v. 35, p 1-61

Wilford, G. E.	1955	The Geology and Mineral Resources of the Kuching-Lundu area, West Sarawak. British Borneo Geol. Survey Mem. 3, pp. 1-254

Wolfenden, E. D.	1965	Bau Mining District, West Sarawak. Malaysia, Bau Geol. Survey Borneo Region, Malaysia, Bull. 7, pp. 1-147

Zedex Internal Report	2008	Bau Gold Project Summary, (R. Murfitt, December, 2008)

Zedex Internal Report	2008	Jugan Type Anomalies for Follow-up, (M.J. Banks, Nov, 2008

Zedex Internal Report	2006	Bau Gold Project Prospectivity Report (M.J. Banks, Oct 2006)

Zedex Internal Report	2007	Block C Prospectivity Report (M.J. Banks, Nov. 2007)

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Zedex Internal Report	2009	Jugan Type Anomalies for Follow-up, (M.J. Banks, March, 2009)

Zedex Internal Report	2009	Tabai Taiton Notes, (R. Murfitt, Aug, 2009)

Zedex Minerals	2009	2009 Annual Report

Zedex Internal Report	2008	Rawan Block Prospectivity Report (M.J. Banks, Oct. 2008)

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21.0    CERTIFICATES OF THE AUTHORS

To Accompany the Report entitled

"Technical Report on the Bau Project,

Bau, Sarawak, East Malaysia"

Dated 6th August, 2010

MURRAY RONALD STEVENS

Stevens and Associates

Consulting Geologists

68 Lingarth Street

Remuera

Auckland

New Zealand

Telephone:	+64 (0)9 522 8040

Mobile:	+64 (0)27 477 0001

Facsimile:	+64 (0)9 522 8041

Email: stevens@ihug.co.nz

CERTIFICATE of AUTHOR

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby certify that:

1.	I am a qualified geologist working as an independent Consulting Geologist under the trading name of Stevens and Associates.

2.	This certificate relates to the technical report entitled, "Technical Report on the Bau Project, Bau, Sarawak, East Malaysia" dated 6th August 2010.

3.
I graduated with the degrees of Bachelor of Science in Geology, in 1977 and Master of Science with Honours in Geology, in 1980 from the University of Auckland, New Zealand. In addition, I gained a post graduate diploma in geological science majoring in mineral economics from Macquarie University, Sydney, Australia in 1986.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 1980. My AusIMM membership number is 102629.

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5.	I have practiced my profession continuously for a total of 30 years since my graduation from the University of Auckland.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI 43-101.

7.	I am jointly responsible with Mr. Fulton for the overall preparation of the technical report.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 6th Day of August, 2010

Murray R Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

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GRAEME WHITELAW FULTON

Terra Mining Consultants Limited

Consulting Mining Engineers

28 Monte Casino Place

Birkenhead

Auckland, 0626

New Zealand

Telephone:	+64 (0)9 482 4242

Mobile:	+64 (0)21 380 624

Email: graeme.fulton@xtra.co.nz

CERTIFICATE of AUTHOR

I, Graeme Whitelaw Fulton, B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM, do hereby certify that:

1.	I am a qualified mining engineer working as an independent consultant and am the Consulting Mining Engineer/Director of Terra Mining Consultants Limited.

2.	This certificate relates to the technical report entitled, "Technical Report on the Bau Project, Bau, Sarawak, East Malaysia" dated 6th August 2010.

3.	I graduated with the degree of Bachelor of Science with Honours in Mining and Petroleum Engineering, in 1986 from the University of Strathclyde, Glasgow, Scotland.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 2000. My AusIMM membership number is 208430.

5.	I have practiced my profession continuously for a total of 24 years since my graduation from the University of Strathclyde.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI 43-101.

7.	I am jointly responsible with Mr. Stevens for the overall preparation of the technical report.

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8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 6th Day of August, 2010

Graeme W Fulton, B.Sc. (Hons), MAusIMM

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22.0    CONSENTS OF QUALIFIED PERSONS

Murray Ronald Stevens

Stevens and Associates

68 Lingarth Street, Remuera, Auckland, New Zealand

Telephone: +64 9 522 8040

Fax: +64 9 522 8041

Email: stevens@ihug.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Technical Report on the Bau Project, Bau, Sarawak, East Malaysia, prepared for Olympus Pacific Minerals Inc. dated 6th August 2010 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Technical Report on the Bau Project, Bau, Sarawak, East Malaysia, dated 6th August, 2010, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 6th Day of August, 2010

Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

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Graeme Whitelaw Fulton

Terra Mining Consultants Limited

28 Monte Casino Place, Birkenhead, Auckland, 0626

New Zealand

Telephone:                      +64 (0)9 482 4242

Mobile:                      +64 (0)21 380 624

Email: graeme.fulton@xtra.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Graeme Whitelaw Fulton, B.Sc. (Hons)., Mining and Petroleum Engineering, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Technical Report on the Bau Project, Bau, Sarawak, East Malaysia, prepared for Olympus Pacific Minerals Inc. dated 6th August 2010 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Technical Report on the Bau Project, Bau, Sarawak, East Malaysia, dated 6th August, 2010, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 6th Day of August, 2010

Graeme Whitelaw Fulton, B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM

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23.0    SIGNATURES

Signed:	6th August 2010

Graeme W. Fulton, MAusIMM Consulting Mining Engineer/Director, Terra Mining Consultants Ltd.

Signed:	6th August 2010

Murray R. Stevens, MAusIMM Consulting Geologist, Stevens & Associates

Effective Date of this Report:	6th August 2010

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